UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒　　**Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended March 31, 2024

　　　OR

☐　　**Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from _____ to _____

Commission File Number 0-21184



MICROCHIP TECHNOLOGY INCORPORATED
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**86-0629024**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

2355 W. Chandler Blvd., Chandler, AZ 85224-6199
(Address of Principal Executive Offices, Including Zip Code)

(480) 792-7200
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol**	**Name of Each Exchange on Which Registered**
Common Stock, $0.001 Par Value Per Share	MCHP	NASDAQ Stock Market LLC (Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒　Yes　☐　No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐　Yes　☒　No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒　Yes　☐　No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

Aggregate market value of the voting and non-voting common equity held by non-affiliates as of September 30, 2023 based upon the closing price of the common stock as reported by the NASDAQ Global Market on such date was approximately $41.4 billion.

Number of shares of Common Stock, $0.001 par value, outstanding as of May 16, 2024: 536,885,996 shares

Documents Incorporated by Reference

Document	Part of Form 10-K
Annual Report on Form 10-K for the fiscal year ended March 31, 2023	II
Proxy Statement for the 2024 Annual Meeting of Stockholders (will be filed within 120 days after the end of the fiscal year to which this report relates)	III

MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES

FORM 10-K

TABLE OF CONTENTS

MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES
Defined Terms[1]

Term	Definition
4.333% 2023 Notes	2023 Senior Unsecured Notes, matured on June 1, 2023
2.670% 2023 Notes	2023 Senior Unsecured Notes, matured on September 1, 2023
0.972% 2024 Notes	2024 Senior Unsecured Notes, matured on February 15, 2024
0.983% 2024 Notes	2024 Senior Unsecured Notes, maturing on September 1, 2024
4.250% 2025 Notes	2025 Senior Unsecured Notes, maturing on September 1, 2025
5.050% 2029 Notes	2029 Senior Unsecured Notes, maturing on March 15, 2029
2015 Senior Convertible Debt	2015 Senior Convertible Debt, maturing on February 15, 2025
2017 Senior Convertible Debt	2017 Senior Convertible Debt, maturing on February 15, 2027
2020 Senior Convertible Debt	2020 Senior Convertible Debt, maturing on November 15, 2024
2017 Junior Convertible Debt	2017 Junior Convertible Debt which was fully settled in May 2023
2025 Term Loan Facility	$750.0 million term loan facility created pursuant to the amended Credit Agreement
ASU	Accounting Standards Update
ASU 2020-06	ASU 2020-06 - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity
CEMs	Client engagement managers
CHIPS Act	CHIPS and Science Act of 2022
Commercial Paper	Short-term unsecured promissory notes, of up to $2.75 billion outstanding at any one time
Convertible Debt	2015 Senior Convertible Debt, 2017 Senior Convertible Debt, 2020 Senior Convertible Debt, and 2017 Junior Convertible Debt prior to the May 2023 settlement
Credit Agreement	Amended and Restated Credit Agreement, dated as of December 16, 2021, among the Company, as borrower, the lenders from time to time party thereto, and J.P. Morgan Chase Bank, N.A., as administrative agent, as amended by the First Incremental Term Loan Amendment, dated as of August 31, 2023
EAR	Export Administration Regulation
EEPROM	Electrically erasable programmable read only memory
EERAM	Electrically erasable random access memory
ESEs	Embedded solutions engineers
ESG	Environmental, social and governance
EURIBOR	Euro Interbank Offered Rate
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FPGA	Field-programmable gate array
LTSAs	Long-term supply agreements
OEMs	Original equipment manufacturers
PSUs	RSUs with a market condition or a performance condition, and a service condition
R&D	Research and development
Revolving Credit Facility	$2.75 billion revolving credit facility created pursuant to the Credit Agreement
RF	Radio frequency
ROU	Right-of-use
RSUs	Restricted stock units
SEC	U.S. Securities and Exchange Commission
Senior Credit Facilities	Revolving Credit Facility and 2025 Term Loan Facility
Senior Indebtedness	Revolving Credit Facility, 2025 Term Loan Facility, Commercial Paper, 4.333% 2023 Notes, 2.670% 2023 Notes, 0.972% 2024 Notes, 0.983% 2024 Notes, 4.250% 2025 Notes, and 5.050% 2029 Notes
Senior Notes	4.333% 2023 Notes, 2.670% 2023 Notes, 0.972% 2024 Notes, 0.983% 2024 Notes, 4.250% 2025 Notes, and 5.050% 2029 Notes
SiC	Silicon Carbide
SRAM	Static random access memory
SOFR	Secured Overnight Financing Rate
SONIA	Sterling Overnight Index Average
TCJA	Tax Cuts and Jobs Act of 2017
U.S. GAAP	U.S. Generally Accepted Accounting Principles

[1] Certain terms used within this Form 10-K are defined in the above table.

This Form 10-K contains certain forward-looking statements that involve risks and uncertainties, including statements regarding our strategy and future financial performance and those statements identified under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Note Regarding Forward-looking Statements." Our actual results could differ materially from the results described in these forward-looking statements as a result of certain factors including those set forth under "Item 1A. Risk Factors," beginning below at page 12, and elsewhere in this Form 10-K. Although we believe that the matters reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. We disclaim any obligation to update information contained in any forward-looking statement. In this Form 10-K, "we," "us," "our," and "Microchip" each refers to Microchip Technology Incorporated and its subsidiaries.

Item 1. Business

Overview

We develop, manufacture and sell smart, connected and secure embedded control solutions used by our customers for a wide variety of applications. With over 30 years of technology leadership, our broad product portfolio offers a Total System Solution (TSS) for our customers that can provide a large portion of the silicon requirements in their applications. TSS is a combination of hardware, software and services which help our customers increase their revenue, reduce their costs and manage their risks compared to other solutions. Our synergistic product portfolio empowers disruptive growth trends, including 5G, data centers, sustainability, Internet of Things (IoT) and edge computing, advanced driver assist systems (ADAS) and autonomous driving, and electric vehicles, in key end markets such as automotive, aerospace and defense, communications, consumer appliances, data centers and computing, and industrial.

Industry Background

Competitive pressures require OEMs to expand product functionality and provide differentiation while maintaining or reducing cost. To address these requirements, manufacturers often use integrated circuit-based embedded control systems that enable them to:

- differentiate their products
- replace less efficient electromechanical control devices
- reduce the number of components in their system
- add product functionality
- reduce the system level energy consumption
- make systems safer to operate
- reduce the consumption of natural resources
- add security to their products
- decrease time to market for their products
- significantly reduce product cost

Embedded control systems have been incorporated into thousands of products and subassemblies in a wide variety of applications and markets worldwide, including:

- actuators
- applications requiring touch buttons, touch screens and graphical user interfaces
- automotive access control
- automotive comfort, safety, information and entertainment applications
- avionics
- communication infrastructure systems
- consumer electronics
- data center solutions
- defense and military hardware
- electric vehicles
- handheld tools
- home and building automation
- industrial automation
- large and small home appliances
- medical devices

- motor controls
- portable computers and accessories
- power supplies
- residential and commercial security systems
- robotics
- routers and video surveillance systems
- satellites
- smart home and IoT edge devices
- smart meters and energy monitoring
- storage and server systems
- touch control
- wireless communication

Embedded control systems typically incorporate a mixed-signal microcontroller, microprocessor or FPGA as the principal active, and sometimes sole, component. A mixed-signal microcontroller is a self-contained computer-on-a-chip consisting of a central processing unit, often with on-board non-volatile program memory for program storage, random access memory for data storage and various analog and digital input/output peripheral capabilities. In addition to the mixed-signal microcontroller, a complete embedded control system often incorporates application-specific software, various analog, mixed-signal, timing, connectivity, security and non-volatile memory components such as EEPROMs and Flash memory.

Mixed-signal microcontrollers are primarily available in 8-bit through 32-bit architectures. 8-bit mixed-signal microcontrollers remain very cost-effective and easy to use for a wide range of high-volume embedded control applications and, as a result, continue to represent a significant portion of the overall mixed-signal microcontroller market. 16-bit and 32-bit mixed-signal microcontrollers provide higher performance and functionality, and are generally found in more complex embedded control applications. FPGAs are programmable integrated circuits that are used to implement complex logic functions and can be re-programmed at any time, allowing for multiple implementations and revisions during or after the customer system is manufactured. Some versions of FPGAs also include a mixed-signal microcontroller or microprocessor core to provide additional system on chip functionality to compute intensive tasks. Microprocessors integrate 32-bit (or above) central processing units (CPUs) with various high performance peripherals, such as communications and graphics, and execute code from external memory, typically dynamic random access memory.

Our Products

Our strategic focus is on providing cost-effective embedded control solutions that also offer the advantages of small size, high performance, extreme low power usage, wide voltage range operation, mixed-signal integration, and ease of development, thus enabling timely and cost-effective integration of our solutions by our customers in their end products.

Mixed-signal Microcontrollers

We offer a broad family of proprietary general purpose mixed-signal microcontroller products, with significant analog and mixed-signal functionality incorporated within them, which are marketed under multiple brand names. We believe that our mixed-signal microcontroller product families provide leading function and performance characteristics in the worldwide market. We target the 8-bit, 16-bit, and 32-bit mixed-signal microcontroller and 32-bit embedded mixed-signal microprocessor markets. We also offer specialized mixed-signal microcontrollers for automotive, industrial, computing, communications, lighting, power supplies, motor control, human machine interface, security, wired connectivity and wireless connectivity applications.

We leverage our circuit design, process technologies, development tools, applications knowledge, and manufacturing experiences to enable our customers to implement various embedded control functions in their end systems with our mixed-signal microcontrollers.

Analog

Our analog product line consists of several families including power management, linear, mixed-signal, high voltage, thermal management, discrete diodes and MOSFETS, RF, drivers, safety, security, timing, USB, ethernet, wireless and other interface products.

We market and sell our analog product line into our mixed-signal microcontroller, microprocessor and FPGA customer base, and to customers who use mixed-signal microcontrollers and FPGA products from other suppliers and to customers who use other products that may not fit our traditional mixed-signal microcontroller, FPGA and memory products customer base.

Other

Our other product line includes FPGA products, royalties associated with licenses for the use of our SuperFlash and other technologies, sales of our intellectual property, fees for engineering services, memory products, timing systems, manufacturing services (wafer foundry and assembly and test subcontracting), legacy application specific integrated circuits, and products for aerospace applications.

Our portfolio of non-volatile FPGAs are recognized for their low power, high security and extended reliability. We market and sell our FPGA products and related solutions into a broad range of applications within the industrial, automotive, defense, aviation, space and communications markets.

Our technology licensing business generates license fees and royalties associated with technology licenses for the use of our SuperFlash® embedded flash and other technologies. We also generate fees for engineering services related to these technologies. We license our Non-Volatile Memory technologies to foundries, integrated device manufacturers and design partners throughout the world for use in the manufacture of their advanced mixed-signal microcontroller products, gate array, RF, analog and neuromorphic compute products that require embedded non-volatile memory.

Our memory products consist of EEPROMs, Serial Flash memories, Parallel Flash memories, Serial SRAM memories and EERAMs. Serial EEPROMs, Serial Flash memories, Serial SRAMs and EERAMs have a very low I/O pin requirement, permitting production of very small footprint devices. We sell our memory products primarily into the embedded control market, complementing our mixed-signal microcontroller offerings.

Development Tools

We offer a comprehensive set of low-cost and easy-to-learn application development tools. These tools enable system designers to quickly and easily program our mixed-signal microcontroller, FPGA and microprocessor products for specific applications and, we believe, they are an important factor for facilitating design wins.

Our family of development tools for our mixed-signal microcontroller, FPGA and microprocessor products range from entry-level systems, which include an assembler or a compiler and programmer or in-circuit debugging hardware, to fully configured systems that provide in-circuit emulation capability. We also offer a complete suite of compilers, software code configurators and simulators. Customers moving from entry-level designs to those requiring real-time emulation are able to preserve their investment in learning and tools as they migrate to future mixed-signal microcontroller devices in our portfolio.

Many independent companies also develop and market application development tools that support our mixed-signal microcontroller and microprocessor product architectures, including an extensive amount of third-party tool suppliers whose products support our mixed-signal microcontroller architectures.

We believe that familiarity with and adoption of development tools from Microchip as well as from third-party development tool partners by an increasing number of product designers will be an important factor in the future selection of our embedded control products. These development tools allow design engineers to develop thousands of application-specific products from our standard mixed-signal microcontrollers.

Manufacturing

Our manufacturing operations include wafer fabrication, wafer probe, assembly and test. The ownership of a substantial portion of our manufacturing resources is an important component of our business strategy, enabling us to maintain a high level of manufacturing control, resulting in us being one of the lowest cost producers in the embedded control industry. By owning wafer fabrication facilities and our assembly and test operations, and by employing statistical techniques (such as statistical process control, designed experiments and wafer level monitoring), we have been able to achieve and maintain high production yields. Direct control over manufacturing resources allows us to shorten our design and production cycles. This control also allows us to capture a portion of the wafer manufacturing and assembly and testing profit margin. We outsource a significant portion of our manufacturing requirements to third parties and the amount of our outsourced manufacturing has increased in recent years due to our acquisitions of companies that outsourced all or substantial portions of their manufacturing. We comply with several quality systems, including: ISO9001 (2015 version), IATF16949 (2016 version), AS9100 (2016 version), and TL9000.

Refer to "Item 2. Properties" for further information regarding the location and principal operations of our manufacturing facilities.

Wafer Fabrication

Fab 2 currently produces 8-inch wafers and supports various manufacturing process technologies, and predominantly utilizes our 0.25 microns to 1.0 microns processes. During fiscal 2024, we reduced wafer starts in Fab 2 to decrease production to be more in line with demand for our products. Fab 2 continues to add additional process technologies, implement process improvements, upgrade existing equipment, and add equipment to support future demand.

Fab 4 currently produces 8-inch wafers using predominantly 0.13 microns to 0.5 microns manufacturing processes. While select investments are still being made, in the fourth quarter of fiscal 2024, we paused most of our multi-year $800 million expansion and capital equipment investment plan at Fab 4. We plan to resume our expansion efforts to increase Fab 4's capacity as the business outlook improves.

Fab 5 currently manufactures discrete and specialty products in addition to a lower volume of a diversified set of standard products on 6-inch wafers. In February 2023, we announced our plan to invest $880 million over the next several years to expand our silicon carbide (SiC) and silicon production capacity, including the production of 8-inch wafers, at our Fab 5 facility. While select investments are still being made, in the fourth quarter of fiscal 2024, we paused most of our expansion activity. We plan to resume our expansion efforts as the business outlook improves.

We believe the combined capacity of Fab 2, Fab 4, and Fab 5 will allow us to respond to future demand for internally fabricated products with incremental capital expenditures. In light of the current macroeconomic environment, we have paused capacity expansion while continuing new technology implementation in all three facilities.

As a result of our prior acquisition activity, we acquired several smaller wafer fabrication facilities, which utilize older technologies that are appropriate for the discrete products they manufacture. We currently plan to continue to operate these fabrication facilities with modest investment to keep them operational.

We continue to transition products to more advanced process technologies to reduce future manufacturing costs. We believe that our ability to successfully transition to more advanced process technologies is important for us to remain competitive.

We augment our internal manufacturing capabilities by outsourcing a significant portion of our wafer production requirements to third-party wafer foundries, including all of our 300mm wafer requirements and some of our 200mm and 150mm specialty process technologies. In fiscal 2024, approximately 64% of our sales came from products that were produced at outside wafer foundries.

Assembly and Test

We perform product assembly and test at various facilities located around the world. During fiscal 2024, we increased capacity and capabilities at our Thailand and Philippines facilities to support more technologies by making process improvements, upgrading existing equipment, and adding equipment. During fiscal 2024, approximately 59% of our assembly requirements were being performed in our internal facilities and approximately 71% of our test requirements were performed in internal facilities. We use third-party assembly and test contractors for the balance of our assembly and test requirements. We plan to continue to invest in assembly and test equipment to increase our internal capacity capabilities and transition certain outsourced assembly and test capacity to our internal facilities.

General Matters Impacting Our Manufacturing Operations

Due to the high fixed costs inherent in semiconductor manufacturing, consistently high manufacturing yields have significant positive effects on our gross profit and overall operating results. Our continuous focus on manufacturing productivity has allowed us to maintain excellent manufacturing yields at our facilities. Our manufacturing yields are primarily driven by a comprehensive implementation of statistical process control, extensive employee training and effective use of our manufacturing facilities and equipment. Maintenance of manufacturing productivity and yields are important factors in the achievement of our operating results. The manufacture of integrated circuits, particularly non-volatile, erasable complementary metal-oxide semiconductor (CMOS) memory and logic devices, such as those that we produce, are complex processes. These processes are sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the materials used and the performance of our manufacturing personnel and equipment. As is typical in the semiconductor industry, we have from time to time experienced lower than anticipated manufacturing yields. Our operating results will suffer if we are unable to maintain yields at or above approximately the current levels.

Historically, we have relied on our ability to respond quickly to customer orders as part of our competitive strategy, resulting in customers placing orders with relatively short delivery schedules. In order to respond to such requirements, we have historically maintained a significant work-in-process and finished goods inventory. Refer to Note 3 for a summary of our long-lived assets, consisting of property, plant and equipment and right-of-use assets, by geography.

We have many suppliers of raw materials and subcontractors that provide our various materials and service needs. We generally seek to have multiple sources of supply for our raw materials and services, but, in some cases, we may rely on a single or limited number of suppliers.

Sales and Distribution

General

We market and sell our products worldwide primarily through a network of direct sales personnel and distributors.

Our direct sales force focuses on a wide variety of strategic accounts in three geographical markets: the Americas, Europe and Asia. We currently maintain sales and technical support centers in major metropolitan areas in all three geographic markets. We believe that a strong technical service presence is essential to the continued development of the embedded control market. Many of our CEMs, ESEs, and sales managers have technical degrees or backgrounds and have been previously employed in high technology environments. We believe that the technical and business knowledge of our sales force is a key competitive advantage in the sale of our products. The primary mission of our ESE team is to provide technical assistance to customers and to conduct periodic training sessions for the balance of our sales team. ESEs also frequently conduct technical seminars and workshops in major cities around the world or through online webcasts.

Our licensing division has dedicated sales, technology, design, product, test and reliability personnel that support the requirements of our licensees.

For information regarding our revenue, results of operations, and total assets for each of our last three fiscal years, refer to our financial statements included in this Form 10-K.

Distribution

Our distributors focus primarily on servicing the product requirements of a broad base of diverse customers. We believe that distributors provide an effective means of reaching this broad and diverse customer base. We believe that customers recognize us for our products and brand name and use distributors as an effective supply channel.

In each of fiscal 2024 and fiscal 2023, we derived 47% of our net sales through distributors compared to 53% of our net sales from customers serviced directly by us. With the exception of Arrow Electronics, our largest distributor, which made up 12% and 11% of our net sales, in fiscal 2024 and in fiscal 2023, respectively, no distributor or direct customer accounted for more than 10% of our net sales.

Generally, we do not have long-term agreements with our distributors and we, or our distributors, may terminate our relationships with each other with little or no advance notice, with the exception of orders placed under our Preferred Supply Program or otherwise designated as non-cancellable. The loss of, or the disruption in the operations of, one or more of our distributors could reduce our future net sales in a given quarter and could result in an increase in inventory returns.

Competition

The semiconductor industry is intensely competitive and has historically been characterized by price erosion and rapid technological change. We compete with major domestic and international semiconductor companies, some of which have greater market recognition and greater financial, technical, marketing, distribution and other resources than we have with which to pursue engineering, manufacturing, marketing and distribution of their products. We also compete with a number of companies that we believe have copied, cloned, pirated or reverse engineered our proprietary product lines in such countries as China and Taiwan. We are continuing to take actions to vigorously and aggressively defend and protect our intellectual property on a worldwide basis.

We currently compete principally on the basis of the technical innovation and performance of our embedded control products, including the following product characteristics:

- performance
- analog, digital and mixed-signal functionality and level of functional integration
- field programmability
- memory density
- low power consumption
- extended voltage ranges
- reliability
- security and functional safety
- packaging alternatives
- comprehensive suite of development tools

We believe that other important competitive factors in the embedded control market include:

- our broad product portfolio offers a Total System Solutions through a combination of hardware, software and services
- ease of use
- functionality of application development systems
- hardware, software and tool compatibility within product families to increase migration flexibility
- dependable delivery, quality and availability
- technical and innovative service and support
- time to market
- total solution cost
- reference design

We believe that we compete favorably with other companies on all of these factors, but we may be unable to compete successfully in the future, which could harm our business.

Patents, Licenses and Trademarks

We maintain a portfolio of U.S. and foreign patents, expiring on various dates from 2024 through 2043. We also have numerous additional U.S. and foreign patent applications pending. We do not expect that the expiration of any particular patent will have a material impact on our semiconductor business. While our intention is to continue to patent our technology and manufacturing processes, we believe that our continued success depends primarily on the technological skills and innovative capabilities of our personnel and our ability to rapidly commercialize new and enhanced products. As with any operating company, the scope and strength of our intellectual property assets, including our pending and existing patents, trademarks, copyrights, and other intellectual property rights may be insufficient to provide meaningful protection or commercial advantage. Moreover, pursuing violations of intellectual property rights on a worldwide basis is a complex challenge involving multinational patent, trademark, copyright and trade secret laws. Further, the laws of particular foreign countries often fail to protect our intellectual property rights to the same extent as the laws of the U.S.

We have also entered into certain in-bound and outbound intellectual property licenses and cross-licenses with other companies and those licenses relate to semiconductor products and manufacturing processes. As is typical in the semiconductor industry, we and our customers from time to time receive, and may continue to receive, demand letters from third parties asserting infringement of patent and other intellectual property rights. We diligently investigate all such notices and respond as we believe appropriate. In most cases we believe that we can obtain necessary licenses on commercially reasonable terms, however, we cannot be certain that this would be the case, or that litigation or damages for any past infringement could be avoided. Licensees of our technology may become unable to pay, and have in the past and are currently disputing their obligations to pay us royalties or fees. Litigation, arbitration or other proceedings, which could result in substantial costs and require significant attention from management, has been and is expected to be necessary to enforce our intellectual property rights, or to defend against claimed infringement of the rights of others. The failure to obtain necessary licenses, the necessity of engaging in defensive legal proceedings, or any negative results of these proceedings could harm our business.

Environmental Regulation

We must comply with many different federal, state, local and foreign governmental regulations related to the use, storage, discharge and disposal of certain chemicals and gases used in our products and manufacturing processes. Our waste disposal programs in our facilities have been designed to comply with these regulations and we believe that our activities are conducted in material compliance with such regulations. However, any changes in such regulations or in their enforcement could result in an increase in capital expenditures such as acquiring costly equipment or other significant expenses to comply with environmental regulations. Any failure by us to adequately control the storage, use, discharge and disposal of regulated substances could result in significant future liabilities.

Increasing public attention has been focused on the environmental impact of electronic manufacturing operations. While we have not experienced any materially adverse effects on our operations from recently adopted environmental regulations, technological changes, or weather, our business and results of operations could suffer if for any reason we fail to control the storage or use of, or to adequately restrict the discharge or disposal of, hazardous substances under present or future environmental regulations.

Human Capital Resources

Our Employees

We invest in our highly-skilled global workforce of approximately 22,300 people in accordance with our Guiding Value: employees are our greatest strength. We believe that our culture, values, and organizational development and training programs provide an inclusive work environment where our employees are empowered and engaged to deliver the best embedded control solutions to our customers.

Culture and Core Values

Before Microchip went public in 1993, Microchip created a cultural framework to unite its employees through shared workplace values, and to guide employees' strategies, decisions, actions and job performance. Our culture is centered on a values-based, highly-empowered, continuous-improvement oriented approach. This corporate culture strengthens our business, and enables us to fulfill our purpose. Our focus on communication aims to provide transparency among leadership, to promote trust among employees, and is a critical part of Microchip's culture.

Our culture is important to our employees, and is a key reason why we have a significant number of employees with long tenure with Microchip that have grown from individual contributors in the early stages of their careers into senior leadership positions today. This long tenure among our employee-base results in deep relationships and trust being built among colleagues, retention of our knowledge base, and continuation of our culture. More information on our Guiding Values can be found at www.microchip.com/en-us/about/investors/investor-information/mission-statement.

We promote employee adoption of our culture through a number of methods including training, mentorship, values-based performance reviews, company-wide quarterly meetings, town hall meetings with the President and Chief Executive Officer and other executive team members, and an open-door policy of communication where employees are encouraged to interact directly with management. To assess and improve employee engagement, we conduct our annual employee engagement survey, which is administered in a manner that allows employees to respond confidentially. The survey solicits feedback on a variety of factors, including engagement, culture, leadership, continuous improvement, collaboration, work environment, and ethics.

Training and Development

Microchip's culture focuses on continuous improvement. We provide training on our culture, management skills, communication, technical skills, and personal improvement. Microchip also has a leadership program that provides for the growth and development of its future leaders. This program helps us develop leaders that serve as role models of Microchip culture, and support empowerment and open communication.

To support employee development, we provide opportunities to learn on-the-job through training courses, targeted development programs, mentoring and peer coaching, and ongoing feedback. We have a library of live and on-demand learning experiences. We create learning paths focused on our most common development needs and regularly upgrade our offerings to help ensure that our employees are exposed to current content. We offer tuition reimbursement programs to subsidize educational programs and advanced certifications. We have an employee resource group for women and one for employees from traditionally underrepresented groups in order to support readiness for future advancement.

Compensation Programs

We strive to provide competitive pay and benefits, that help meet the varying needs of our employees and encourage employees to be shareholders in Microchip through our various equity incentive plans. Our total compensation package includes base pay, broad-based stock grants and bonuses, healthcare and retirement plans, employee stock purchase plans, paid time off and family leave. Benefit programs include 401(k) programs in the U.S., and statutory pension programs outside the U.S. Microchip has multiple equity programs in place including restricted stock unit awards and employee stock purchase plans that align employee interests with those of our shareholders.

Executive Officers of the Registrant

The following sets forth certain information regarding our executive officers as of April 30, 2024:

Name	Age	Position
Ganesh Moorthy	64	President, Chief Executive Officer, and Director
Steve Sanghi	68	Executive Chair
Richard J. Simoncic	60	Chief Operating Officer
J. Eric Bjornholt	53	Senior Vice President and Chief Financial Officer
Stephen V. Drehobl	62	Senior Vice President, MCU8 and MCU16 Business Units

Mr. Moorthy was appointed as Chief Executive Officer in March 2021 and to the Board of Directors in January 2021. Mr. Moorthy has served as President since February 2016 and Chief Operating Officer since June 2009. He also served as Executive Vice President from October 2006 to August 2012 and as a Vice President in various roles since he joined Microchip in 2001. Prior to this time, he served in various executive capacities with other semiconductor companies. Mr. Moorthy holds an M.B.A. in Marketing from National University, a B.S. degree in Electrical Engineering from the University of Washington and a B.S. degree in Physics from the University of Mumbai, India. Mr. Moorthy served on the Board of Directors of Rogers Corporation from July 2013 to January 2024 and also served on the Audit Committee of the Board and as the Nominating, Governance and Sustainability Committee Chairperson. Mr. Moorthy was elected to the Board of Directors of Celanese Corporation in December 2023 and serves on the Audit Committee and as the Nominating and Corporate Governance Committee Chairperson.

Mr. Sanghi transitioned to Executive Chair in March 2021. He served as Chief Executive Officer from October 1991 to March 2021 and as Chair of the Board since October 1993. He served as President from August 1990 to February 2016 and has served as a director since August 1990. Mr. Sanghi holds an M.S. degree in Electrical and Computer Engineering from the University of Massachusetts and a B.S. degree in Electronics and Communication from Punjab University. Mr. Sanghi served on the Board of Directors of Myomo, Inc., a publicly traded commercial stage medical robotics company that offers expanded mobility for those suffering from neurological disorders and upper-limb paralysis, from November 2016 through October 2019. Mr. Sanghi served on the board of Mellanox Technologies Ltd., a publicly traded supplier of end-to-end Ethernet and InfiniBand intelligent interconnect solutions and services for servers, storage, and hyper-converged infrastructure, from February 2018 through April 2020. Mr. Sanghi was elected to the Board of Directors of Impinj, Inc. in March 2021 and assumed the role of Board Chair in June 2022.

Mr. Simoncic was promoted to Chief Operating Officer on April 1, 2024 and served as Executive Vice President Analog Power and Interface Business Unit from April 2023 to April 2024; as Senior Vice President, Analog Power and Interface Business Units from February 2019 to April 2023; and as Vice President, Analog Power and Interface Business Units from September 1999 to February 2019. From October 1995 to September 1999, he served as Vice President in various roles. Since joining Microchip in 1990, Mr. Simoncic held various roles in Design, Device/Yield Engineering and Quality Systems. Mr. Simoncic holds a B.S. degree in Electrical Engineering Technology from DeVry Institute of Technology.

Mr. Bjornholt was promoted to Senior Vice President in 2019 and has served as Vice President of Finance since 2008 and as Chief Financial Officer since January 2009. He has served in various financial management capacities since he joined Microchip in 1995. Mr. Bjornholt holds a Master's degree in Taxation from Arizona State University and a B.S. degree in Accounting from the University of Arizona.

Mr. Drehobl was promoted to Senior Vice President in 2019 and has served as Vice President of the MCU8 business unit and various other divisions and business units since July 2001. He has been employed by Microchip since August 1989 and has served as a Vice President in various roles since February 1997. Mr. Drehobl holds a Bachelor of Technology degree from the University of Dayton. In April 2024, Mr. Drehobl notified us of his decision to retire from Microchip effective June 7, 2024.

Available Information

Microchip Technology Incorporated was incorporated in Delaware in 1989. Our executive offices are located at 2355 West Chandler Boulevard, Chandler, Arizona 85224-6199 and our telephone number is (480) 792-7200.

Our Internet address is www.microchip.com. We post the following filings on our website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC:

- our annual report on Form 10-K
- our quarterly reports on Form 10-Q
- our current reports on Form 8-K
- our proxy statement
- any amendments to the above-listed reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act

All of our SEC filings on our website are available free of charge. The information on our website is not incorporated into this Form 10-K.

Item 1A. Risk Factors

When evaluating Microchip and its business, you should give careful consideration to the factors below, as well as the information provided elsewhere in this Form 10-K and in other filings we make with the SEC.

Risk Factor Summary

Risks Related to Our Business, Operations, and Industry

- impact of global economic conditions on our operating results, net sales and profitability;
- impact of economic conditions on the financial viability and performance of our licensees, customers, distributors, or suppliers;
- impact of price increases, increased tariffs, raw material availability or other factors affecting our suppliers;
- dependence on wafer foundries and other contractors by our licensees and ourselves;
- dependence on foreign sales, suppliers, and operations, which exposes us to foreign political and economic risks;
- dependence on orders received and shipped in the same quarter, limited visibility to product shipments other than those shipped through our LTSAs;
- intense competition in the markets we serve, leading to pricing pressures, reduced sales or market share;
- ineffective utilization of our manufacturing capacity or failure to maintain manufacturing yields;
- inability to achieve expected returns from capacity expansions;
- impact of seasonality and wide fluctuations of supply and demand in the industry;
- dependence on distributors;
- ability to introduce new products on a timely basis;
- business interruptions affecting our operations or that of key vendors, licensees or customers;
- technology licensing business exposes us to various risks;
- the impact of the effects of sustained adverse climate change on our operations;
- reliance on sales into governmental projects, and compliance with associated regulations;
- risks related to grants from, or tax arrangements with, governments, agencies and research organizations;
- ability to realize anticipated benefits from completed or future acquisitions or divestitures;
- future impairments to goodwill or intangible assets;
- our failure to maintain proper and effective internal control and remediate future control deficiencies;
- customer demands to implement business practices that are more stringent than legal requirements;
- ability to attract and retain qualified personnel; and
- the occurrence of events for which we are self-insured, or which exceed our insurance limits.

Risks Related to Cybersecurity, Products, Privacy, Intellectual Property, and Litigation

- interruptions in and unauthorized access to our IT systems and security breaches or incidents impacting our systems, or data that we or our service providers maintain or otherwise process;
- exposure of our customers' business and proprietary confidential information due to security vulnerabilities of our products;
- risks related to use of artificial intelligence (AI);
- risks related to compliance with laws and regulations regarding privacy, data protection and cybersecurity;
- risks related to legal proceedings, investigations or claims;
- risks related to contractual relationships with our customers; and
- protecting and enforcing our intellectual property rights.

Risks Related to Taxation, Laws and Regulations

- impact on our reported financial results by new accounting pronouncements or changes in existing accounting standards and practices;
- the issuance of new export controls or trade sanctions, fines, restrictions or delays in our ability to export or import products, or increase costs associated with the manufacture or transfer of products;
- outcome of future examinations of our income tax returns;
- exposure to greater than anticipated income tax liabilities, changes in or the interpretation of tax rules and regulations or unfavorable assessments from tax audits;
- impact of the legislative and policy changes implemented globally by the current or future administrations;
- impact of stringent environmental, climate change, conflict-free minerals and other regulations or customer demands;
- failure to meet ESG expectations, standards or disclosure requirements;
- impact regarding the responsible use of our technologies; and
- requirement to fund our foreign pension plans.

Risks Related to Capitalization and Financial Markets

- impact of various factors on our future trading price of our common stock;
- fluctuations in the amount and timing of our common stock repurchases;
- our ability to effectively manage current or future debt;
- our ability to generate sufficient cash flows or obtain access to external financing;
- impact of conversion of our convertible debt on the ownership interest of our existing stockholders; and
- fluctuations in foreign currency exchange rates.

Risks Related to Our Business, Operations, and Industry

Our operating results are impacted by global economic conditions and may fluctuate in the future due to a number of factors that could reduce our net sales and profitability.

Our operating results are affected by a wide variety of factors that could reduce our net sales and profitability, many of which are beyond our control. Some of the factors that may affect our operating results include:

- general economic, industry, public health or political conditions in the U.S. or internationally, including uncertain economic conditions in U.S., China and Europe, increases in interest rates, high inflation or instability in the banking sector;
- the level of order cancellations or push-outs due to uncertain economic conditions or other factors;
- disruptions in our business, our supply chain or our customers' businesses due to public health concerns (including viral outbreaks and pandemics), cybersecurity incidents, terrorist activity, armed conflict, war (including military conflict in the Middle East and Russia's invasion of Ukraine), worldwide oil prices and supply, fires, natural disasters or disruptions in the transportation system;
- changes in demand or market acceptance of our products and products of our customers, and market fluctuations in the industries into which such products are sold;
- levels of inventories held by our customers and the customers of our distributors;
- availability of raw materials including rare earth minerals, supplies and equipment due to supply chain constraints or other factors;
- constrained availability from other electronic suppliers impacting our customers' ability to ship their products, which in turn may adversely impact our sales to those customers;
- our ability to continue to increase our factory capacity as needed to respond to changes in customer demand;
- our ability to secure sufficient wafer foundry, assembly and testing capacity;

- trade restrictions and increase in tariffs, including those on business in China, or focused on specific companies;
- increased costs and availability of raw materials, supplies, equipment, utilities, labor, and/or subcontracted services for wafers, assembly and test;
- the mix of inventory we hold and our ability to satisfy orders from our inventory;
- changes in utilization of our manufacturing capacity and fluctuations in manufacturing yields;
- changes or fluctuations in customer order patterns and seasonality;
- changes in tax regulations in countries in which we do business;
- new accounting pronouncements or changes in existing accounting standards and practices;
- risk of excess and obsolete inventories;
- competitive developments including pricing pressures;
- unauthorized copying of our products resulting in pricing pressure and loss of sales;
- our ability to successfully transition to more advanced process technologies to reduce manufacturing costs;
- the level of orders that are received and can be shipped in a quarter, including the impact of product lead times;
- the level of sell-through of our products through distribution or resale;
- our ability to realize the expected benefits of our past or future acquisitions;
- fluctuations in our mix of product sales;
- announcements of other significant acquisitions by us or our competitors;
- costs and outcomes of any current or future tax audits or any litigation, investigation or claims involving intellectual property, our acquisitions, customers or other issues; and
- property damage or other losses, whether or not covered by insurance.

Period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon any such comparisons as indications of our future performance. In future periods, our operating results may fall below our public guidance or the expectations of public market analysts and investors, which would likely have a negative effect on the price of our common stock. Uncertain global economic and public health conditions, such as the COVID-19 pandemic, have caused and may in the future cause our operating results to fluctuate significantly and make comparisons between periods less meaningful.

Our operating results may be adversely impacted by the financial viability and performance of our licensees, customers, distributors, or suppliers.

We regularly review the financial viability and performance of our licensees, customers, distributors and suppliers. Any downturn in global or regional economic conditions, as a result of rising interest rates, high inflation, instability in the banking sector, the enactment of broad sanctions by the U.S. or other countries against Russia or China, the enactment of broad sanctions against the U.S. by other countries, public health concerns, industry work stoppages or other factors, may adversely impact their financial viability. The financial decline of a large licensee, customer, reseller or distributor, an important supplier, or a group thereof, could have an adverse impact on our operating results and could result in our inability to collect our accounts receivable balances, higher allowances for credit losses, and higher operating costs as a percentage of net sales. Also, these parties may not comply with their contractual commitments, or may interpret them differently than we do, which could lead to termination of their performance with little or no notice to us, which could limit our ability to mitigate our exposure. If one of our counterparties becomes insolvent, files for bankruptcy, has business leverage, or favorable contractual terms, then our ability to recover any losses suffered as a result of that counterparty's cessation of performance may be limited by their liquidity, the applicable laws, or their willingness to negotiate a resolution. In the event of such default or cessation of performance, we could incur significant losses, which could have a material adverse effect on our business, results of operations, or financial condition.

We have various arrangements with financial institutions for our cash deposits, and other banking activities, that subject us to risk if such institutions were to experience financial or regulatory difficulties. As a result, we may experience losses on our holdings of cash and cash equivalents due to failures of financial institutions or other related parties.

We may lose sales if suppliers of raw materials, components or equipment fail to meet our or our customers' needs, increase prices, are impacted by increases in tariffs, or such raw materials, components or equipment become restricted or unavailable.

Our manufacturing operations require raw and processed materials and equipment that must meet exacting standards. We generally have multiple sources for these supplies, but there may be a limited number of suppliers capable of meeting our standards. We have experienced supply shortages from time to time in the past, and on occasion our suppliers have told us they need more time to fill our orders, that they cannot fill certain orders, that they will no longer support certain equipment with updates or parts, or that they are increasing prices. In particular, in fiscal 2023 and in fiscal 2022, we experienced increased prices at certain suppliers for certain materials required for production purposes. However in fiscal 2024, the pricing environment stabilized compared to the two prior fiscal years. An interruption of any materials or equipment sources, or the lack of supplier support for a particular piece of equipment, could harm our business. The supplies necessary for our business could become more difficult to obtain as worldwide use of semiconductors increases, or due to supply chain disruptions, trade restrictions or political instability. Additionally, consolidation in our supply chain due to mergers and acquisitions may reduce the number of suppliers or change our relationships with them. Also, the reduced availability of necessary labor, the application of sanctions, trade restrictions or tariffs by the U.S. or other countries or the impact of public health concerns, may adversely impact the industry supply chain. For example, in 2019, the U.S. government increased tariffs on U.S. imports with China as their country of origin. Likewise, the China government increased tariffs on China imports with U.S. as their country of origin. We have taken steps to attempt to mitigate the costs of these tariffs on our business. Although these increases in tariffs did not significantly increase the operating costs of our business, they did, however, adversely impact demand for our products during fiscal 2020 and fiscal 2019. The additional tariffs imposed on components or equipment that we or our suppliers source from China will increase our costs and could have an adverse impact on our operating results in future periods. We may also incur increases in manufacturing costs in mitigating the impact of tariffs on our operations. This could also impair our sourcing flexibility.

Our customers may also be adversely affected by these same issues. The labor, supplies and equipment necessary for their businesses could become more difficult to obtain for various reasons not limited to business interruptions of suppliers, reduced availability of labor, consolidation in their supply chain, or sanctions, trade restrictions or tariffs or the impact of public health concerns that impair sourcing flexibility or increase costs. If our customers are not able to produce their products, then their need for our products will decrease. Such interruptions of our customers' businesses could harm our business.

We do not, nor have we historically, purchased significant amounts of equipment from Russia, Belarus, or Ukraine. However, the semiconductor industry, and purchasers of semiconductors, use raw materials that are sourced from these regions, such as neon, palladium, cesium, rubidium, and nickel. If we, or our direct or indirect customers, are unable to obtain the requisite raw materials or components needed to manufacture products, our ability to manufacture products, or demand for our products, may be adversely impacted. This could have a material adverse effect on our business, results of operations or financial condition. While there has been an adverse impact on the world's palladium, neon, cesium, and rubidium supply chains, at this time, our supply chains have been able to meet our needs. While sales of our products into Russia, Belarus and Ukraine and to customers that sell into these countries, have been negatively impacted by the Russian invasion of Ukraine, at this time, we have not experienced a material impact on our business, results of operations or financial conditions. Further, because we do not support the actions of Russia against Ukraine, in March 2022 we stopped selling products to customers and distributors located in Russia and Belarus.

Additionally, certain materials are primarily available in a limited number of countries, including rare earth elements, minerals, and metals. Trade disputes, geopolitical tensions, economic circumstances, political conditions, or public health issues, may limit our ability to obtain materials or equipment. Although rare earth and other materials are generally available from multiple suppliers, China is the predominant producer of certain of these materials. If China were to restrict or stop exporting these materials, our suppliers' ability to obtain such supply may be constrained and we may be unable to obtain sufficient quantities, or obtain supply in a timely manner, or at a commercially reasonable cost. Constrained supply of rare earth elements, minerals, and metals may restrict our ability to manufacture certain of our products and make it difficult or impossible to compete with other semiconductor memory manufacturers who are able to obtain sufficient quantities of these materials from China or other countries.

We are dependent on wafer foundries and other contractors, as are our SuperFlash and other licensees.

We rely on outside wafer foundries for a significant portion of our wafer fabrication needs. Specifically, during fiscal 2024 and fiscal 2023, approximately 64% and 63%, respectively, of our net sales came from products that were produced at outside wafer foundries. We also use several contractors for a portion of the assembly and testing of our products. Specifically, during fiscal 2024, approximately 41% of our assembly requirements and 29% of our test requirements were performed by third-party contractors compared to approximately 41% of our assembly requirements and 33% of our test requirements during fiscal 2023. Due to increased demand for our products, we took actions in fiscal 2023 and fiscal 2022 to increase our capacity allocation from our wafer fabrication, assembly and test subcontractors. As product demand softened in fiscal 2024, we took actions to selectively reduce our purchases from foundries. In the event of future increases in demand, there can be no assurance that we will be able to secure the necessary allocation of capacity from our wafer foundries and other contractors, that any such capacity will have the ability to manufacture the process technologies that we need, or that such capacity will be available on acceptable terms. Although we are continuing to expand our internal wafer fabrication, assembly and test capacity, we expect that our reliance on third-party contractors may increase over time as our business grows, and any inability to secure necessary external capacity could adversely affect our operating results.

As our manufacturing subcontractors move to more advanced process technologies over time, we may find that they do not invest in some of the trailing edge process technologies on which a large portion of our products are manufactured. If this occurs, it may limit the amounts of net sales that we can achieve or require us to make significant investments to be able to manufacture these products in our own existing facilities, at new facilities or at other foundries and assembly and testing contractors. In August 2022, the U.S. government passed the CHIPS Act to provide billions of dollars of cash incentives and a new investment tax credit to increase domestic manufacturing capacity in our industry. We expect to receive the cash benefit associated with the investment tax credit for qualifying capital expenditures in future periods and have applied for other incentives provided by the legislation; however, there can be no assurance that we will receive any such other incentives, what the amount and timing of any incentive we receive will be, as to which other companies will receive incentives and whether the legislation will have a positive or negative impact on our competitive position. If we do receive a CHIPS Act grant, the restrictions and operational requirements that are imposed on CHIPS Act grant recipients could add complexity to our operations and increase our costs.

Our use of third parties reduces our control over the subcontracted portions of our business. Our future operating results could suffer if a significant contractor were to experience production difficulties, insufficient capacity, decreased manufacturing, reduced availability of labor, assembly and test yields, or increased costs due to disruptions such as political upheaval, infrastructure disruption or pandemics. Additionally, our future operating results could suffer if our wafer foundries and other contractors increase the prices of the products and services that they provide to us. If third parties do not timely deliver products or services in accordance with our quality standards, we may be unable to qualify alternate manufacturing sources in a timely manner or on favorable terms, or at all. Additionally, these subcontractors could abandon processes that we need, or fail to adopt technologies that we desire to control costs. In such event, we could experience an interruption in production, an increase in manufacturing costs or a decline in product reliability, and our business and operating results could be adversely affected. Further, use of subcontractors increases the risks of misappropriation of our intellectual property.

Certain of our SuperFlash and other technology licensees rely on wafer foundries. If our licensees experienced disruption in supply at such foundries, this would reduce the revenue from our technology licensing business and would harm our operating results.

We are highly dependent on foreign sales, suppliers, and operations, which exposes us to foreign political and economic risks.

Sales to foreign customers account for a substantial portion of our net sales. During fiscal 2024, approximately 75% of our net sales were made to foreign customers, including 18% in China, 12% in Taiwan and 10% in Germany. During fiscal 2023, approximately 78% of our net sales were made to foreign customers, including 21% in China and 14% in Taiwan.

A strong position in the Chinese market is a key component of our global growth strategy. Although our sales in the Chinese market were very strong in calendar 2021, competition in China is intense, and China's economic growth slowed in calendar 2022 and through the first half of calendar 2023. In fiscal 2024, economic weakness in the Chinese market adversely impacted our sales volumes in China. As discussed above, the trade relationship between the U.S. and China remains challenging, economic conditions in China remain uncertain, and we are unable to predict whether such uncertainty will continue or worsen in future periods. Additionally, over the last several years, the impact of unpredictable COVID-19 related lockdowns and the adverse impact of the rapid transmission of COVID-19 when lockdowns in China were lifted has adversely impacted Chinese customers and the supply chain. Further, increasing investment in the semiconductor industry by the Chinese government and various state-owned of affiliated entities are intended to advance China's stated national policy objectives. The Chinese government may restrict us from participating in the China market, or may prevent us from competing effectively with Chinese companies. Weakening of foreign markets has resulted in lower demand for our products, which has adversely impacted our revenue in recent quarters and, if such conditions continue, it could have a material adverse effect on our business, results of operations or financial conditions.

We purchase a substantial portion of our raw materials and equipment from foreign suppliers. Please see the risks related to access to raw materials, components, or equipment on page 14. In addition, we own product assembly and testing facilities, and finished goods warehouses near Bangkok, Thailand, which has experienced periods of political instability and severe flooding in the past. There can be no assurance that any future flooding or political instability in Thailand would not have a material adverse impact on our operations. We have a test facility in Calamba, Philippines. We use foundries and other foreign contractors for a significant portion of our assembly and testing and wafer fabrication requirements.

Our reliance on foreign operations, foreign suppliers, maintenance of substantially all of our finished goods inventory at foreign locations and significant foreign sales exposes us to foreign political and economic risks, including, but not limited to:

- economic uncertainty in the worldwide markets served by us;
- political instability, including changes in relations between China and Taiwan which could disrupt the operations of our Taiwan-based third-party wafer foundries, and subcontractors;
- social and economic instability due to public health concerns, wars, or other factors;
- trade restrictions and changes in tariffs;
- supply chain disruptions or delays;
- potentially adverse tax consequences;
- import and export license requirements and restrictions;
- changes in laws related to taxes, trade, environmental, health and safety, technical standards, climate change, and consumer protection;
- restrictions on the transfer of funds, including currency controls in China, which could negatively affect the amount and timing of certain customer payments, and as a results our cash flows;
- currency fluctuations and foreign exchange regulations;
- difficulties in staffing and managing international operations;
- employment regulations;
- disruptions due to cybersecurity incidents;
- disruptions in international transport or delivery;
- public health conditions (including viral outbreaks such as COVID-19); and
- difficulties in collecting receivables and longer payment cycles.

If any of these risks occur or are worse than we anticipate, our sales could decrease and our operating results could suffer, we could face an increase in the cost of components, production delays, business interruptions, delays in obtaining export licenses, or denials of such licenses, tariffs and other restrictions, longer payment cycles, increased taxes, restrictions on the repatriation of funds and the burdens of complying with a variety of foreign laws, any of which could ultimately have a material adverse effect on our business. Further changes in trade policy, tariffs, additional taxes, or restrictions on supplies, equipment, and raw materials including rare earth minerals, may limit our ability to produce products, increase our selling and/or manufacturing costs, decrease margins, reduce the competitiveness of our products, or inhibit our ability to sell products or purchase necessary equipment and supplies, which could have a material adverse effect on our business, results of operations, or financial conditions.

We depend on orders that are received and shipped in the same quarter and have limited visibility to product shipments other than orders placed under our LTSAs.

Our net sales in any given quarter depend upon a combination of shipments from backlog, and orders that are both received and shipped in the same quarter, which we call turns orders. We measure turns orders at the beginning of a quarter based on the orders needed to meet the shipment targets that we set entering the quarter. Historically, our ability to respond quickly to customer orders has been part of our competitive strategy, resulting in customers placing orders with relatively short delivery schedules. Shorter lead times generally mean that turns orders as a percentage of our business are relatively high in any particular quarter and reduce our visibility on future shipments. Turns orders correlate to overall semiconductor industry conditions and product lead times. Although our backlog had been strong in fiscal 2022, fiscal 2023 and the first half of fiscal 2024, due to favorable business conditions and the impact of our Preferred Supply Program and our LTSAs, the business conditions that led us to implement the Preferred Supply Program changed and, as a result, on February 1, 2024, we discontinued the Preferred Supply Program for new orders. This change in our Preferred Supply Program does not impact our LTSAs. With the cancellation of the Preferred Supply Program, turns orders are once again key to our ability to meet our business objectives. Because turns orders can be difficult to predict, especially in times of economic volatility where customers may change order levels within the quarter, varying levels of turns orders make it more difficult to forecast net sales. The level of turns orders has in the past and may in the future decrease in periods where customers are holding excess inventory of our products. Our customers may have increased their order levels in previous periods of tight supply to help ensure they have sufficient inventory of our products to meet their needs, or they may have been unable to sell their products at their forecasted levels which would reduce our level of turns orders. As a significant portion of our products are manufactured at foundries, foundry lead times may affect our ability to satisfy certain turns orders. If we do not achieve a sufficient level of turns orders in a particular quarter relative to our revenue targets or effectively manage our production based on changes in order forecasts, our revenue and operating results will likely suffer.

In February 2021, we announced our Preferred Supply Program and, starting in the first quarter of calendar 2022, we began entering into LTSAs, which offer our customers the ability to receive prioritized capacity. To participate in the original

Preferred Supply Program, customers were expected to place 12 months of orders, which could not be cancelled or rescheduled by the customer except in the event of price increases. In August 2023, we modified our Preferred Supply Program to allow orders for six months of continuous backlog, and those orders could be cancelled or rescheduled if our planned delivery date was greater than six months from the request date. The capacity priority under the Preferred Supply Program began for shipments in July 2021, and ended upon delivery of orders that were placed under the Preferred Supply Program prior to February 1, 2024. The Preferred Supply Program and the LTSAs are not a guarantee of supply; however, they were designed to provide the highest priority for those orders which are under these programs, and the capacity priority was on a first-come, first-served basis until the available capacity was booked. A significant portion of our backlog was booked under these programs while the programs were in effect. There can be no assurance that these programs will continue to be successful or that they will provide the benefits we expect to our business. For example, in the fourth quarter of fiscal 2023 and in fiscal 2024, we accommodated requests by customers to push-out certain orders to help them manage inventory levels and, in some cases, to help other customers that are experiencing supply shortages. However, in the event that we decide to not accommodate a request to push out orders and customers under these programs still attempt to cancel or reschedule orders, or refuse shipment, we may have to take legal or other action to enforce the terms of the programs, and any such actions could result in damage to our customer relationships or cause us to incur significant costs. We may be unable to recover damages from customers that default under these programs. Additionally, these programs have resulted in some customers holding excess inventory of our products and thus decreased their need to place new orders, including turns orders, in recent periods.

Intense competition in the markets we serve may lead to pricing pressures, reduced sales or reduced market share.

The semiconductor industry is intensely competitive and faces price erosion and rapid technological change. We compete with major domestic and international semiconductor companies, many of which have greater market recognition and substantially greater financial, technical, marketing, distribution and other resources than we do. In addition, some governments, such as China, may provide, or have provided and may continue to provide, significant assistance financial or otherwise, to some of our competitors, or to new entrants, and may intervene in support of national industries and/or competitors, including to try to disrupt the U.S. semiconductor industry. The semiconductor industry has experienced significant consolidation in recent years which has resulted in several of our competitors becoming much larger in terms of revenue, product offerings and scale. We may be unable to compete successfully in the future, which could harm our business. Our ability to compete successfully depends on a number of factors, including, but not limited to:

- changes in demand in the markets that we serve and the overall rate of growth or contraction of such markets, including but not limited to the automotive, personal computing and consumer electronics markets;
- our ability to obtain adequate foundry and assembly and test capacity and supplies at acceptable prices;
- our ability to ramp production and increase capacity as needed, at our wafer fabrication and assembly and test facilities;
- the quality, performance, reliability, features, ease of use, pricing and diversity of our products;
- our success in designing and manufacturing new products including those implementing new technologies;
- the rate at which customers incorporate our products into their applications and the success of such applications;
- the rate at which the markets that we serve redesign and change their own products;
- product introductions by our competitors;
- the number, nature and success of our competitors in a given market;
- our ability to protect our products and processes by effective utilization of intellectual property rights;
- our ability to address the needs of our customers; and
- general market and economic conditions.

Historically, average selling prices in the semiconductor industry decrease over the life of a product. The average selling prices of our mixed-signal microcontroller, FPGA products, and proprietary products in our analog product line have remained relatively constant over time, while average selling prices of our memory and non-proprietary products in our analog product line have declined over time. The overall average selling price of our products is affected by these trends; however, variations in our product and geographic mix of sales can cause wider fluctuations in our overall average selling price in any given period.

We have experienced, and may experience in the future, modest pricing declines in certain of our proprietary product lines, primarily due to competitive conditions. In the past, we have moderated average selling price declines in many of our proprietary product lines by introducing new products with more features and higher prices. However, we may not be able to do so in the future. We have experienced in the past, and may experience in the future, competitive pricing pressures on our memory and non-proprietary products in our analog product line. In fiscal 2023 and fiscal 2022, we experienced cost increases which we were able to pass on to our customers. However, in the future, we may be unable to maintain average selling prices due to increased pricing pressure, including as a result of actions taken by foreign governments such as China to favor companies located in their own country, which could adversely impact our operating results.

We, and our competitors, seek to expand production capacity, increase wafer output, improve yields, and reduce die size, which could result in significant increases in worldwide supply and downward pressure on prices. Increases in worldwide supply of semiconductor products, if not accompanied by commensurate increases in demand, could lead to declines in average selling prices for our products, and could materially adversely affect our business, results of operations, or financial condition.

Our operating results will suffer if we ineffectively utilize our manufacturing capacity or fail to maintain manufacturing yields.

Integrated circuit manufacturing processes are complex and sensitive to many factors, including contaminants in the manufacturing environment or materials used, the performance of our personnel and equipment, and other quality issues. As is typical in the industry, we have from time to time experienced lower than anticipated manufacturing yields. Our operating results will suffer if we are unable to maintain yields at or above approximately the current levels. This could include delays in the recognition of revenue, loss of revenue, and penalties for failure to meet shipment deadlines. Our operating results are adversely affected when we operate below normal capacity. In fiscal 2024, we operated at below normal capacity levels resulting in unabsorbed capacity charges of $40.7 million. In fiscal 2023, we operated at or above normal capacity levels.

We may not be able to achieve expected returns from our planned capacity expansions.

In fiscal 2023, we announced our intent to expand our production capacity in the U.S. While select investments are still being made, due to weak business conditions, in the fourth quarter of fiscal 2024, we paused most of our multi-year $800 million expansion and capital equipment investment plan at Fab 4 in Gresham, Oregon and paused our $880 million silicon carbide (SiC) and silicon production capacity expansion at Fab 5 in Colorado Springs, Colorado.

These expansion projects subject us to a number of risks, including the following:
- availability of necessary funding, which may include external sources;
- ability to realize expected grants, investment tax credits, and other government incentives, including through the CHIPS Act and foreign, state, and local grants;
- increases to our cost structure until new production is ramped to adequate scale;
- sufficient customer demand to utilize our increased capacity;
- slowing macroeconomic business conditions;
- growth in our inventories;
- ability to timely ramp production in a cost-effective manner;
- potential changes in laws or provisions of grants, investment tax credits, and other government incentives;
- availability of labor, services, equipment, and construction materials;
- ability to complete construction as scheduled, and within budget; and
- availability of the necessary workforce to support the expanded capacity.

Investments in capital expenditures for our capacity expansion projects may not generate expected returns, or cash flows. Significant judgement is required to determine which capital investments will result in optimal returns, and we could invest in projects that are ultimately less profitable than those projects we do not select. Delays in commencement, completion and ramping of expanded production facilities, or failure to optimize our investment choices, or increased costs could significantly adversely impact our ability to realize expected returns on our capital expenditures. Changes in laws or rulemaking in jurisdictions where we have planned expansion may cause us to reconsider the location or size of such expansion plans. For example, Regulation 27, a recently adopted rule in Colorado requires companies to significantly reduce greenhouse gas emissions in a short timeframe. Because we have contractual obligations to certain customers to assess the impact that manufacturing process changes may have on the products that we provide to such customers, we have to take a measured approach when implementing changes to our facilities, manufacturing processes, and manufacturing inputs. We have designed our Colorado expansion plan to meet the requirements of Regulation 27. Further adverse impacts to our construction projects could negatively impact our ability to reduce costs or meet customer demand. If we do receive government incentives through the CHIPS Act, or through foreign, state, and local grants, the restrictions and operational requirements that are associated with such grants could add complexity to our operations and increase our costs. With regard to the CHIPS Act, we have signed a non-binding Preliminary Memorandum of Terms to receive a grant under the CHIPS Act for modernization and expansion of our Colorado Springs, Colorado facility and expansion of our Gresham, Oregon facilities. These preliminary terms are subject to a comprehensive due diligence process and continued negotiation and review and ultimately may not result in us receiving CHIPS Act funding. Our failure to conclude definitive agreements for any reason and receive final awards could make it more difficult to meet the requirements of Regulation 27, and could create a negative perception or reputational concern with respect to us and our business. Any of the above factors could have a material adverse effect on our business, results of operations or financial condition.

Our operating results are impacted by seasonality and wide fluctuations of supply and demand in the industry.

The semiconductor industry is characterized by seasonality and wide fluctuations of supply and demand. Historically, since a significant portion of our revenue is from international sales and consumer markets, our business generates stronger revenues in the first half and comparatively weaker revenues in the second half of our fiscal year. However, broad fluctuations in our business, changes in semiconductor industry and global economic conditions (including the impact of strong demand in the industry, public health conditions or trade tensions) and our acquisition activity have had and can have a more significant impact on our results than seasonality. In periods when broad fluctuations, changes in business conditions or acquisitions occur, it is difficult to assess the impact of seasonality on our business. The semiconductor industry has had significant economic downturns, characterized by diminished product demand and production over-capacity. We have sought to reduce our exposure to this industry cyclicality by selling proprietary products, that cannot be quickly replaced, to a geographically diverse customer base across a broad range of market segments. However, we have experienced substantial period-to-period fluctuations in operating results and expect, in the future, to experience period-to-period fluctuations in operating results due to general industry or economic conditions. In this regard, many of our customers felt the effects of slowing economic activity and increasing business uncertainty and customer requests to push-out or cancel backlog increased in the fourth quarter of fiscal 2023 and in fiscal 2024, and adversely impacted our revenue in recent periods. Consistent with the slowing macroeconomic environment, and the growth in our inventory, we have paused most of our factory expansion actions and reduced our planned capital investments through fiscal 2025. We are unable to predict the timing or impact of any such slowdown on our business.

Our business is dependent on distributors to service our end customers.

Sales to distributors accounted for approximately 47% of our net sales in each of fiscal 2024 and fiscal 2023. With the exception of certain orders placed under our original Preferred Supply Program (which has been discontinued for new orders effective February 1, 2024) and LTSAs, we do not have long-term purchase agreements with our distributors, and we and our distributors may each terminate our relationship with little or no advance notice.

Future adverse conditions in the U.S. or global economies and labor markets or credit markets could materially impact distributor operations. Any deterioration in the financial condition, or disruption in the operations of our distributors, could adversely impact the flow of our products to our end customers and adversely impact our results of operation. In addition, during an industry or economic downturn, there may be an oversupply and decrease in demand for our products, which could reduce our net sales in a given period, increase order push-outs, increase inventory returns, and cause us to carry elevated levels of inventory. For example, in the fourth quarter of fiscal 2023 and in fiscal 2024, we have accommodated requests by customers to push-out certain orders to help them manage inventory levels and, in some cases, to help other customers that are experiencing supply shortages. As a result of the foregoing, we have incurred charges in connection with obsolete or excess inventory, or we may not fully recover our costs, which would reduce our gross margins. Violations of the Foreign Corrupt Practices Act, export controls and sanction laws, or similar laws, by our distributors could have a material adverse impact on our business.

Our success depends on our ability to introduce new products on a timely basis.

Our future operating results depend on our ability to develop and timely introduce new products that compete effectively on the basis of price and performance and which address customer requirements. The success of our new product introductions depends on various factors, including, but not limited to:
- effective new product selection;
- timely completion and introduction of new product designs;
- availability of skilled employees;
- procurement of licenses for intellectual property rights from third parties under commercially reasonable terms, including those that may be needed to offer interoperability between our products and third-party products;
- implementation of appropriate technical standards developed by standard setting organizations;
- timely filing and protection of intellectual property rights for new product designs;
- availability of development and support tools and collateral literature that make complex new products easy for engineers to understand and use; and

- market acceptance of our customers' end products.

Because our products are complex, we have experienced delays from time to time in completing new product development. New products may not receive or maintain substantial market acceptance. We may be unable to timely design, develop and introduce competitive products, which could adversely impact our future operating results.

Our success also depends upon our ability to develop and implement new design and process technologies. Semiconductor design and process technologies are subject to rapid technological change and require significant R&D expenditures. We and others in the industry have, from time to time, experienced difficulties in transitioning to advanced process technologies and have suffered reduced manufacturing yields or delays in product deliveries. Our future operating results could be adversely affected if any transition to future process technologies is substantially delayed or inefficiently implemented.

Business interruptions to our operations or those of our key vendors, licensees or customers could harm our business.

Operations at any of our facilities, at the facilities of any of our wafer fabrication or assembly and test subcontractors, or at any of our significant vendors, licensees or customers may be disrupted due to public health concerns (including outbreaks such as COVID-19), work stoppages or reduction in available labor, power loss, insufficient water, cyber-attacks, computer network compromises, incidents of terrorism or security risk, political instability, governmental actions, telecommunications, transportation or other infrastructure failure, radioactive contamination, adverse changes in climate, or fires, earthquakes, floods, droughts, volcanic eruptions or other natural disasters. We have taken steps to mitigate the impact of some of these events should they occur; however, we cannot be certain that we will avoid a significant impact on our business in the event of a business interruption. For example, in the first three months of fiscal 2023 and in fiscal 2022, COVID-19 related restrictions adversely impacted our manufacturing operations in the U.S., Philippines and Thailand along with our subcontractors' manufacturing operations in Malaysia, Taiwan and China. Similar challenges arose for our logistics service providers, which adversely impacted their ability to ship product to our customers. The pandemic could adversely impact our business in future periods if the impact of COVID-19 or other public health issues again becomes severe in one or more of our key markets such as China or in areas where our suppliers or manufacturing operations are located. In the future, local governments could require us to reduce production or cease operations at any of our facilities, and we could experience constraints in fulfilling customer orders.

Additionally, operations at our customers and licensees may be disrupted for a number of reasons. In April and May 2020, we received a greater number of order cancellations and requests by our customers to reschedule deliveries to future dates. Some customers requested order cancellations within our firm order window and claimed applicability of force majeure clauses due to the impact of COVID-19. Likewise, if our licensees are unable to manufacture and ship products incorporating our technology, or if there is a decrease in product demand due to a business disruption, our royalty revenue may decline.

Also, Thailand has experienced periods of severe flooding in recent years. While our facilities in Thailand have continued to operate normally, there can be no assurance that future flooding in Thailand would not have a material adverse impact on our operations. If operations at any of our facilities, or our subcontractors' facilities are interrupted, we may not be able to timely shift production to other facilities, and we may need to spend significant amounts to repair or replace our facilities and equipment. Business interruptions would likely cause delays in shipments of products to our customers, and alternate sources for production may be unavailable on acceptable terms. This could result in reduced revenues, cancellation of orders, or loss of customers. Although we maintain business interruption insurance, such insurance will likely not compensate us for any losses or damages, and business interruptions could significantly harm our business. For more information on adverse climate change see our risk "*Sustained adverse climate change poses risks that could harm our results of operations*" on page 34.

Our technology licensing business exposes us to various risks.

Our technology licensing business is based on our SuperFlash and other technologies. The success of our licensing business depends on the continued market acceptance of these technologies and on our ability to further develop such technologies, to introduce new technologies, and to enforce our license terms. To be successful, any such technology must be able to be repeatably implemented by licensees, provide satisfactory yield rates, address licensee and customer requirements, and perform competitively. The success of our technology licensing business depends on various other factors, including, but not limited to:
- proper identification of licensee requirements;

- timely development and introduction of new or enhanced technology;
- our ability to protect and enforce our intellectual property rights for our licensed technology, and enforce the terms of our licenses;
- our ability to limit our liability and indemnification obligations to licensees;
- availability of development and support services to assist licensees in their design and manufacture of products;
- availability of foundry licensees with sufficient capacity to support OEM production; and
- market acceptance of our customers' end products.

Because our licensed technologies are complex, there may be delays from time to time in developing and enhancing such technologies. There can be no assurance that our existing or any enhanced or new technology will achieve or maintain substantial market acceptance. Our licensees may experience disruptions in production or reduced production levels which would adversely affect the revenue that we receive. Our technology license agreements generally include a clause that indemnifies the licensee against liability and damages (including legal defense costs) arising from certain intellectual property matters. We could be exposed to substantial liability for claims or damages related to intellectual property matters or indemnification claims. We have a program to audit the royalty payments made by our licensees to help ensure that the payments are in accordance with the terms of the applicable license agreements. From time to time, we or our licensees have contested the amount of royalty payments and related claims have resulted and could result in significant legal fees and require significant attention from our management. These issues may adversely impact the success of our licensing business and adversely affect our future operating results.

Sales into governmental projects, and compliance with associated regulations, could have a material adverse effect on our results of operations.

A significant portion of our sales are from or are derived from government agencies or customers who sell to U.S. government agencies. Such sales are subject to uncertainties regarding governmental spending levels, spending priorities, regulatory and policy changes. Future sales into U.S. government projects are subject to uncertain government appropriations and national defense policies and priorities, including the budgetary process, changes in the timing and spending priorities, the impact of any past or future government shutdowns, contract terminations or renegotiations, future sequestrations, changes in regulations that we must comply with to be eligible to accept new contracts, such as the Cybersecurity Maturity Model Certification requirements, or the impact of pandemics. For example, in fiscal 2022, as a result of the COVID-19 pandemic, we experienced suspensions and stop work orders for some of our subcontracts. Additionally, the amendment to the U.S. National Defense Authorization Act (NDAA) was signed into law on December 23, 2022, and its provisions go into effect in December 2027. The NDAA amendment prohibits U.S. government agencies from buying semiconductor products or services manufactured by SMIC, YMTC, CXMT and any other entity that the U.S. government determines is owned, controlled, or connected to the government of a foreign country of concern (Prohibited Companies). Some of our products are manufactured at SMIC, and some of our suppliers buy products manufactured at YMTC. If we are unable to alternately source or manufacture certain of our products, or discontinue use of products from Prohibited Companies, if any, when the NDAA amendment goes into effect in December 2027, this could adversely impact our sales to U.S. government agencies and their prime customers. Although such actions have not yet had a material adverse impact on our business, there can be no assurance as to the future costs or implications of such actions. Sales into government projects are also subject to uncertainties related to monetary, regulatory, tax and trade policies implemented by current or future administrations or by the U.S. Congress.

Delays, reductions in or terminations of government contracts or subcontracts, including those caused by any past or future shutdown of the U.S. federal government, could materially and adversely affect our operating results. If, in the future, the U.S. government fails to complete its annual budget process, provide for a continuing resolution to fund government operations or increase the federal debt limit, another federal government shutdown may occur, during which we may experience further delays, reductions in or terminations of government contracts or subcontracts, which could materially and adversely affect our operating results. While we generally function as a subcontractor in these type of transactions, further changes in U.S. government procurement regulations and practices, particularly surrounding initiatives to reduce costs or increase compliance obligations (such as the Cybersecurity Maturity Model Certification), may adversely impact the contracting environment, our ability to hire and retain employees, and our operating results.

The U.S. government and its contractors may terminate their contracts with us at any time. Uncertainty in government spending and termination of contracts for government related projects could have a material adverse impact on the revenue from our government related business. Our contracts with U.S. governmental agencies or prime customers require us to comply with the contract terms, and governmental regulations, particularly for our facilities, systems and personnel that service such customers. To be awarded new contracts, we may be required to meet certain levels of the Cybersecurity Maturity Model Certifications that we may not meet, or may choose not to meet. We are also required to have facility security clearances to perform classified contracts and to build and sell classified products for U.S. governmental agencies. These clearances are subject to the requirements and regulations including the National Industrial Security Program Operating Manual that governs the protection of classified information released or disclosed in connection with the performance of classified government contracts. Complying with these regulations, including audit requirements, requires that we devote significant resources to such matters in terms of training, personnel, information technology and facilities. The increased cost of compliance may adversely affect our operating results. Any failure to comply with these requirements and regulations may result in fines and penalties, or loss of current or future business including our ability to continue as a supplier to U.S. governmental agencies and its contractors and may materially and adversely affect our operating results.

From time to time we receive grants from governments, agencies and research organizations, or enter into tax arrangements. If we are unable to comply with the terms of those grants or arrangements, we may not be able to receive or recognize benefits or we may be required to repay benefits, recognize related charges, or could be required to implement certain limitations on our business, which would adversely affect our operating results and financial position.

From time to time, we have received, and may in the future receive, economic incentive grants, tax benefits, and allowances from national, state and local governments, agencies and research organizations targeted at increasing employment, production or investment at specific locations. Tax arrangements and subsidy grant agreements typically contain economic incentive, headcount, capital and research and development expenditures and other covenants that must be met to receive and retain benefits, and these programs can be subjected to periodic review by the relevant governments. The CHIPS Act and its associated regulations, for example, may contain certain restrictions on grant recipient technology licensing activities and the expansion of certain facilities. Compliance with these restrictions could add complexity to our operations and increase our costs. In addition, noncompliance with the conditions of the grants or arrangements could result in our forfeiture of all or a portion of any future amounts to be received, as well as the repayment of all or a portion of amounts received to date. We may be unable to obtain future incentives to continue to fund a portion of our capital expenditures and operating costs, without which our cost structure would be adversely impacted. Further, any decrease in amounts received could have a material adverse effect on our business, results of operations, or financial condition.

We may not fully realize the anticipated benefits of our completed or future acquisitions or divestitures.

We have acquired, and expect in the future to acquire, additional businesses that we believe will complement or augment our existing businesses. In May 2018, we acquired Microsemi, which was our largest and most complex acquisition ever. Integration of our acquisitions is complex and may be costly and time consuming and include unanticipated issues, expenses and liabilities. We may not successfully or profitably integrate, operate, maintain and manage any newly acquired operations or employees. We may not be able to maintain uniform standards, procedures and policies. We may not realize the expected synergies and cost savings from the integration. There may be increased risk due to integrating financial reporting and internal control systems. It may be difficult to develop, manufacture and market the products of a newly acquired company, or grow the business at the rate we anticipate. Following an acquisition, we may not achieve the revenue or net income levels that justify the acquisition. We may suffer loss of key employees, customers and strategic partners of acquired companies and it may be difficult to implement our corporate culture at acquired companies. We have been and may in the future be subject to claims from terminated employees, stockholders of Microchip or the acquired companies and other third parties related to the transaction. In particular, in connection with our Microsemi and Atmel acquisitions, we became involved with third-party claims, litigation, governmental investigations and disputes related to such businesses and transactions. Acquisitions may also result in charges (such as acquisition-related expenses, write-offs, restructuring charges, or future impairment of goodwill), contingent liabilities, adverse tax consequences, additional share-based compensation expense and other charges that adversely affect our operating results. To fund our acquisition of Microsemi, we used a significant portion of our cash balances and incurred approximately $8.10 billion of additional debt. We may fund future acquisitions of new businesses or strategic alliances by utilizing cash, borrowings under our Revolving Credit Facility, issuing Commercial Paper, raising debt, issuing shares of our common stock, or other mechanisms.

Further, if we decide to divest assets or a business, it may be difficult to find or complete divestiture opportunities or alternative exit strategies, which may include site closures, timely or on acceptable terms. These circumstances could delay the achievement of our strategic objectives or cause us to incur additional expenses with respect to the desired divestiture, or the price or terms of the divestiture may be less favorable than we had anticipated. Even following a divestiture or other exit strategy, we may have certain continuing obligations to former employees, customers, vendors, landlords or other third parties. We may also have continuing liabilities related to former employees, assets or businesses. Such obligations may have a material adverse impact on our results of operations and financial condition.

In addition to acquisitions, we have in the past, and expect in the future, to enter into joint development agreements or other strategic relationships with other companies. These transactions are subject to a number of risks similar to those we face with our acquisitions including our ability to realize the expected benefits of any such transaction, to successfully market and sell products resulting from such transactions or to successfully integrate any technology developed through such transactions.

As a result of our acquisition activity our goodwill and intangible assets increased significantly and we may in the future incur impairments to goodwill or intangible assets.

When we acquire a business, a substantial portion of the purchase price of the acquisition is allocated to goodwill and other identifiable intangible assets. The amount of the purchase price which is allocated to goodwill is determined by the excess of the purchase price over the net identifiable assets acquired. As of March 31, 2024, we had goodwill of $6.68 billion and net intangible assets of $2.78 billion. In connection with the completion of our acquisition of Microsemi in May 2018, our goodwill and intangible assets increased significantly. We review our indefinite-lived intangible assets, including goodwill, for impairment annually in the fourth fiscal quarter or whenever events or changes in circumstances indicate that the carrying amount of those assets is more likely than not impaired. Factors that may be considered in assessing whether goodwill or intangible assets may be impaired include a decline in our stock price or market capitalization, reduced estimates of future cash flows and slower growth rates in our industry. Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on experience and to rely heavily on projections of future operating performance. Because we operate in highly competitive environments, projections of our future operating results and cash flows may vary significantly from our actual results. Through March 31, 2024, we have never recorded a goodwill impairment charge. There were no material intangible asset impairment charges in fiscal 2024 or in fiscal 2023. If in future periods, we determine that our goodwill or intangible assets are impaired, we will be required to write down these assets which would have a negative effect on our consolidated financial statements.

If we fail to maintain proper and effective internal control and remediate any future control deficiencies, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and our reputation with investors.

We have in the past identified a material weakness in our internal controls related to accounting for income taxes and we also identified a material weakness in our internal controls related to IT system access. Although such material weaknesses were remediated in fiscal 2020, there can be no assurance that similar control issues will not be identified in the future. If we cannot remediate future material weaknesses or significant deficiencies in a timely manner, or if we identify additional control deficiencies that individually or together constitute significant deficiencies or material weaknesses, our ability to accurately record, process, and report financial information and our ability to prepare financial statements within required time periods, could be adversely affected. Failure to maintain effective internal controls could result in violations of applicable securities laws, stock exchange listing requirements, and the covenants under our debt agreements, subject us to litigation and investigations, negatively affect investor confidence in our financial statements, and adversely impact our stock price and our ability to access capital markets.

Ensuring that we have adequate internal financial and accounting controls and procedures so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. We are required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 which requires an annual management assessment of the effectiveness of our internal control over financial reporting and a report by our independent auditors. In addition to the identified material weaknesses related to accounting for income taxes and to IT system access, which were remediated as of March 31, 2020, we have from time to time identified other significant deficiencies. If we fail to remediate any future material weaknesses or significant deficiencies or to maintain proper and effective internal control over financial reporting in the future, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, harm our ability to operate our business and reduce the trading price of our stock.

Customer demands for us to implement business practices that are more stringent than legal requirements may reduce our revenue opportunities or cause us to incur higher costs.

Some of our customers require that we implement practices that are more stringent than those required by applicable laws with respect to labor requirements, the materials contained in our products, energy efficiency, environmental impact or other items. To comply with such requirements, we also require our suppliers to adopt such practices. Our suppliers may in the future refuse to implement these practices, or may charge us more for complying with them. If certain of our suppliers refuse to implement the practices, we may be forced to source from alternate suppliers. The cost to implement such practices may cause us to incur higher costs and reduce our profitability, and if we do not implement such practices, such customers may disqualify us as a supplier, resulting in decreased revenue opportunities. Developing, enforcing, and auditing customer-requested practices at our own sites and in our supply chain will increase our costs and may require more personnel.

We must attract and retain qualified personnel to be successful, and competition for qualified personnel has intensified.

We must attract and retain qualified personnel to be successful, and competition for qualified personnel and available labor may intensify for a variety of reasons, including the increase in work-from home arrangements brought about by COVID-19, and the wage inflation in our industry. Also, long-term labor conditions may intensify due to the expected construction of new wafer fabrication facilities by foundries and third parties in locations near our existing facilities.

Our ability to attract and retain skilled employees such as management, technical, marketing, sales, research and development, manufacturing, and operational personnel is critical to our business. We rely on a direct labor force at our manufacturing facilities. Any inability to maintain our labor force at our facilities may disrupt our operations, delay production, shipments and revenue and result in us being unable to timely satisfy customer demand, and ultimately could materially and adversely affect our business, financial condition and results of operations. Our inability to attract and retain hardware and software engineers and sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell, our products. We have no employment agreements with any member of our senior management team, and it is possible that they could leave with little or no notice, which could make it more difficult for us to execute our planned business strategy. Our inability to retain, attract or motivate personnel could have a material adverse effect on our business, financial condition and results of operations.

The occurrence of events for which we are self-insured, or which exceed our insurance limits, may adversely affect our profitability and liquidity.

We have insurance coverage related to many different types of risk; however, we self-insure for some potentially significant risks and obligations, because we believe that it is more cost effective for us to self-insure than to pay the high premium costs. The risks and exposures that we self-insure include, but are not limited to, employee health matters, certain property matters, product defects, cybersecurity matters, employment risks, environmental matters, political risks, and intellectual property matters. Should there be a loss or adverse judgment in an area for which we are self-insured, then our financial condition, results of operations and liquidity may be materially adversely affected.

Risks Related to Cybersecurity, Products, Privacy, Intellectual Property, and Litigation

We continue to be the target of attacks on our IT systems. Interruptions in and unauthorized access to our IT systems, security breaches or incidents impacting our systems or data that we or our service providers maintain or otherwise process, could adversely affect our business.

We rely on the uninterrupted operation of complex IT systems and networks to operate our business. Any improper handling of confidential data, or significant disruption to our systems or networks, including, but not limited to, any that may relate to new system implementations, computer viruses, security breaches or incidents, cyber-attacks, ransom-style attacks, theft or tampering, inadvertent error, facility issues, natural disasters, terrorism, war, telecommunication failures or energy blackouts, security breaches or incidents in our customers' or third-party providers' networks, in third-party products we use, or in cloud-based services provided to, by, or enabled by us, or any perception any of the foregoing has occurred, could have a material adverse impact on our business, operations, supply chain, sales and operating results, result in regulatory inquiries, investigations or other proceedings against us, result in claims, demands and litigation against us, or damage our reputation. Such improper handling of confidential data, or system or network disruption, or any cyber-attack or other means of effectuating a security breach or incident, could result in loss, unavailability, an unauthorized release of, or other unauthorized use or processing of, personal data, or our suppliers' or our customers' intellectual property or confidential, proprietary or sensitive information. Any such matter, or any perception that it has occurred, could harm our business or competitive position, result in a loss of customer confidence, and cause us to incur significant costs to remedy the damages, and may result in regulatory investigations, inquiries or other proceedings, enforcement actions, remediation obligations, claims for damages, litigation, and fines, penalties, damages, other liabilities, and other sanctions.

We have experienced and continue to experience verifiable attacks on our IT systems and data, including network compromises, attempts to breach our security measures and attempts to introduce malicious software into our IT systems. For example, in fiscal 2019, we learned of an ongoing compromise of our computer networks by what is believed to be sophisticated hackers. We engaged outside legal counsel and a leading forensic investigatory firm with experience in such matters. We took steps to identify malicious activity on our network including a compromise of our network and, in May 2019, we began implementing a containment plan. We routinely evaluate the effectiveness of the containment mechanisms that were implemented and continue to implement additional measures. We analyzed the information that was compromised and we do not believe that this IT system compromise has had a material adverse effect on our business or resulted in any material damage to us. As a result of the IT system compromise, our management, including our chief executive officer and our chief financial officer, concluded that our internal controls related to IT system access were not effective resulting in a material weakness in our internal controls for fiscal 2019. Although this material weakness in our internal control was remediated in fiscal 2020, there can be no assurance that similar control issues will not be identified in future periods. Additionally, new information can develop that may impact our assessment of cyber events, including information learned as we develop and deploy mitigations.

Due to the types of products we sell and the significant amount of sales we make to government agencies or customers whose principal sales are to U.S. government agencies, we have experienced and expect to continue to experience in the future, attacks on our IT systems and data, including attempts to breach our security, network compromises and attempts to introduce malicious software into our IT systems. Geopolitical events and tensions may increase these risks. Also, as AI continues to evolve, cyber-attackers could use AI to develop malicious code, sophisticated phishing attempts, and convincing deep fakes. A deep fake is a manipulation of our content or the voices or images of our leaders to maliciously publish false messages that appear to be authentic. Such messages may harm our reputation, which may in turn have an adverse impact on our revenue and profits, and reduce the trading price of our stock. A threat could also be introduced by our or our customers and business partners use of AI tools. The output of these tools may include threats such as introducing malicious code when AI generated source code is incorporated into products or systems. Were any future attacks to be successful, or through the unintentional introduction of security vulnerability due to AI usage, we may be unaware of the incident, its magnitude, or its effects until significant harm is done. More generally, we may face significant delays in identifying, remediating, and otherwise responding to any interruption, disruption, security breach or incident.

In recent years, we have regularly implemented improvements to our protective measures that have included, but have not been limited to, implementation of the following: firewalls, endpoint intrusion detection and response software, regular patches, log monitors, event correlation tools, network segmentation, routine backups with offsite retention of storage media, system audits, dual factor identification, data partitioning, privileged account segregation and monitoring, routine password modifications, and an enhanced information security program including training classes and phishing exercises for employees and contractors with system access, along with tabletop exercises conducted by information security personnel. As a result of the material weakness in our internal controls resulting from the IT systems compromise in fiscal 2019, we have taken remediation actions and implemented additional controls and we are continuing to take actions to attempt to address evolving threats. However, our system improvements have not been fully effective in preventing attacks on our IT systems and data, including breaches of our security measures, and there can be no assurance that any future system improvements will be effective in preventing future cyber-attacks or disruptions, a ransom-style attack, or limiting the damage from any future cyber-attacks or disruptions. Our ability to recover from ransomware and other ransom-style attacks may be limited if our backups have been affected by the attack, or if restoring data from backups is delayed or not feasible. Our system improvements have resulted in increased costs to us and we may be required to dedicate additional expenditures and resources to making system improvements and otherwise addressing cybersecurity matters in the future, whether in response to any disruption, interruption, breach, incident or otherwise. Further any future improvements, attacks or disruptions could result in additional costs related to rebuilding our internal systems, defending litigation, complaints or other claims, providing notices to regulatory agencies or other third parties, responding to regulatory inquiries, actions or other proceedings, or paying damages, fines or penalties. Such attacks or disruptions could have a material adverse impact on our business, operations and financial results. Furthermore, our efforts to comply with evolving laws and regulations related to cybersecurity, such as the recently enacted SEC rules requiring disclosure of a material cybersecurity incident, may be costly and any actual or alleged failure to comply could result in investigations, proceedings, investor lawsuits and reputational damage.

In addition, employees and former employees, in particular former employees who become employees of our competitors, customers, licensees, or other third parties, including state actors, have in the past and may in the future misappropriate, wrongfully use, publish, access, process or provide to our competitors, customers, licensees or other third parties, including state actors, our technology, intellectual property, or other proprietary or confidential information. This risk would be exacerbated to the extent our competitors for talent, particularly engineering talent, attempt to hire our employees. Similarly, we provide access to certain of our technology, intellectual property, and other proprietary or confidential information to our direct and indirect customers and licensees and certain of our consultants, who may wrongfully use such technology, intellectual property or information, or wrongfully disclose such technology, intellectual property or information to third parties, including our competitors or state actors.

Third-party service providers, such as wafer foundries, assembly and test contractors, distributors, credit card processors, and other vendors have access to portions of our and our customers' data. These service providers also face significant cybersecurity threats, and they may be subject to cyber-attacks, disruptions, and interruptions to their networks and systems, and otherwise may suffer from security breaches and incidents. Any such breach or incident, including any involving misappropriation, loss or other unauthorized processing of data maintained or otherwise processed by our third-party service providers, or any perception any of these has occurred, could negatively impact our business, operations and financial results, as well as our relationship with our customers.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our cybersecurity practices or measures. We do not have insurance coverage specially for cybersecurity matters. Insurance coverage that we do have may not be adequate or sufficient to protect us from or to mitigate liabilities arising out of our cybersecurity practices or measures or otherwise relating to any cybersecurity breach or incident, and we cannot be sure that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

We face risks related to security vulnerabilities in our products.

Our products, or IP that we purchase or license from third parties for use in our products, as well as industry-standard specifications that we implement in our products, may be subject to security vulnerabilities. And, while some of our products contain encryption or security algorithms to protect third-party content or user-generated data stored on our products, these products could still be hacked or the encryption schemes could be compromised, breached, or circumvented by motivated and sophisticated attackers. Our products are being used in application areas that create new or increased cybersecurity, privacy or safety risks including applications that gather and process data, such as the cloud or Internet of Things, and automotive applications. We, our customers, and the users of our products may not promptly learn of or have the ability to fully assess the magnitude or effects of a vulnerability, including the extent, if any, to which a vulnerability has been exploited. Additionally, new information can develop that may impact our assessment of a security vulnerability, including information learned as we develop and deploy mitigations, or become aware of additional variants or evaluate the competitiveness of products.

Security vulnerabilities and any limitations of, or adverse effects resulting from, mitigation techniques can adversely affect our results of operations, financial condition, sales, customer relationships, share price, prospects, and reputation in a number of ways, any of which may be material. Adverse publicity about security vulnerabilities or mitigations could damage our reputation with customers or users and reduce demand for our products and services. These effects may be greater to the extent that competing products are not susceptible to the same vulnerabilities or if vulnerabilities can be more effectively mitigated in competing products. Moreover, third parties can release information regarding potential vulnerabilities of our products before mitigations are available. This, in turn, could lead to attempted or successful exploits of vulnerabilities, adversely affect our ability to introduce mitigations, or otherwise harm our business and reputation.

We face risks to our business and proprietary confidential information due to use of AI.

We limit our employees' use of third-party and open-source AI tools, such as ChatGPT, in accordance with our internal guidelines and procedures. However, the internal governance of the use of these technologies can be challenging, and our employees and consultants may use these tools on an unauthorized basis and our partners may use these tools, which poses additional risks relating to the protection of data, including the potential exposure of our proprietary confidential information to unauthorized recipients and the misuse of our or third-party intellectual property. Use of AI tools may result in allegations or claims against us related to violation of third-party intellectual property rights, unauthorized access to or use of proprietary information, failure to comply with open-source software requirements, and failure to comply with actual or asserted legal or other obligations. AI tools may also produce inaccurate responses that could lead to errors in our decision-making, product development or other business activities, which could have a negative impact on our business, operating results and financial condition. Our ability to mitigate these risks will depend on our continued effective maintaining, training, monitoring and enforcement of appropriate guidelines and procedures governing the use of AI tools, and the results of any such use, by us or our partners.

Issues relating to the responsible use of our technologies, including AI, may result in reputational or financial harm and liability.

Concerns relating to the responsible use of technologies, including new and evolving technologies such as AI, in our products may result in reputational or financial harm and liability and may cause us to incur costs to resolve such issues. AI poses emerging legal, social, and ethical issues and presents risks and challenges that could affect its adoption, and therefore our business. If we enable or offer solutions that draw controversy due to their perceived or actual impact on society, such as AI solutions that have unintended consequences, infringe copyright or rights of publicity, or are controversial because of their impact on human rights, privacy, employment or other social, economic or political issues, or if we are unable to develop effective internal policies and frameworks relating to the responsible development and use of AI enabling products, we may experience brand or reputational harm, competitive harm or legal liability. Complying with regulations from different jurisdictions related to AI could increase our cost of doing business, may change the way that we operate in certain jurisdictions, or may impede our ability to offer certain products and services in certain jurisdictions if we are unable to comply with regulations. Compliance with existing and proposed government regulation of AI, including in jurisdictions such as the EU, may also increase the cost of related research and development, and create additional reporting and/or transparency requirements. Furthermore, changes in AI-related regulation could impact us and require us to change our business practices, which may negatively impact our financial results.

Our failure to comply with federal, state, or international laws and regulations regarding privacy, data protection and cybersecurity may materially adversely affect our business, results of operations and financial condition.

We are subject to numerous laws and regulations in the U.S. and internationally regarding privacy, data protection and cybersecurity, such as the European Union's (EU) General Data Protection Regulation (GDPR), the U.K. equivalent to the GDPR, the California Consumer Privacy Act (CCPA), and the California Privacy Rights Act (CPRA). The scope of these laws and regulations is rapidly evolving, subject to differing interpretations, and may be inconsistent among jurisdictions. Some of these laws create a broad definition of personal information, establish data privacy rights, impose data breach notification requirements, and create potentially severe statutory damages or other remedial frameworks and private rights of action for certain data breaches. Some of the laws and regulations also place restrictions on our ability to collect, store, use, transmit and process personal information and other data across our business. For example, the GDPR restricts the ability of companies to transfer personal data from the European Economic Area (EEA) to the U.S. and other countries. Further, such laws and regulations have resulted and will continue to result in significantly greater compliance burdens and costs for companies such as us that have employees, customers, and operations in the EEA.

We have relied mainly on the European Commission's Standard Contractual Clauses (SCCs), for transfers of personal information from the EEA to the U.S. or other countries. However, the Court of Justice of the EU in a July 2020 decision (Schrems II) invalidated the EU-U.S. Privacy Shield Framework (Privacy Shield), and also called for stricter conditions in the use of the SCCs. Following the Schrems II decision, certain data protection authorities in the EU have issued statements advising companies within their jurisdiction not to transfer personal data to the U.S. under the SCCs. The EU and U.S. have established a successor framework to the Privacy Shield, the EU-U.S. Data Privacy Framework (EU-U.S. DPF), but it already has faced a legal challenge and may face additional legal challenges. If we are unable to implement sufficient safeguards to ensure that our transfers of personal information from the EEA are lawful, we may face increased exposure to regulatory actions and substantial fines and injunctions against processing personal information from the EEA. The loss of our ability to lawfully transfer personal data out of the EEA may cause reluctance or refusal by European customers to communicate with us as they are currently, and we may be required to increase our data processing capabilities in the EEA at significant expense. Additionally, other countries outside of the EEA have passed or are considering passing laws requiring local data residency which could increase the cost and complexity of providing our products in those jurisdictions.

Furthermore, the GDPR and the U.K. equivalent of the GDPR expose us to two parallel data protection regimes in Europe, each of which potentially authorizes fines and enforcement actions for certain violations. Substantial fines may be imposed for breaches of data protection requirements, which can be up to 4% of a company's worldwide revenue or 20 million Euros, whichever is greater, and classes of individuals or consumer protection organizations may initiate litigation related to our processing of their personal data. Although the U.K. data protection regime currently permits data transfers from the U.K. to the EEA and other third countries, covered by a European Commission 'adequacy decision' through the continued use of SCCs and binding corporate rules, these laws and regulations are subject to change, and any such changes could have adverse implications for our transfer of personal data from the U.K. to the EEA and other third countries. Additionally, the EU AI Act could impose onerous obligations that may disadvantage us and require us to change our business practices.

In the U.S., federal, state, and local governments have enacted numerous laws and regulations relating to privacy, data protection, and cybersecurity. For example, California has enacted the CCPA, which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CPRA, which became operative January 1, 2023, expands the CCPA's requirements, including applying to personal information of business representatives and employees and establishing a new regulatory agency to implement and enforce the law. Additionally, numerous other states have proposed or enacted laws addressing privacy and security, many of which impose obligations similar to those of the CCPA. The U.S. federal government also is contemplating federal privacy legislation. The CCPA, CPRA, and other evolving legislation relating to privacy, data protection, and information security may impact our business activities and require us to modify our policies and practices.

Other jurisdictions have enacted or are considering similar cross-border personal data transfer laws and local personal data residency laws, any of which would increase the cost and complexity of doing business and could result in fines from regulators. For example, China's law imposes various requirements relating to data processing and data localization. Data broadly defined as important under China's law, including personal data, may not be transferable outside of China without prior assessment and approval by the Cyberspace Administration of China (CAC). Compliance with these requirements, including CAC assessments and any deemed failures of such assessments, could cause us to incur liability, prevent us from using data collected in China or impact our ability to transfer data outside of China. The inability to import personal data to the U.S. could significantly and negatively impact our business operations, limit our ability to collaborate with parties that are subject to European, China and other data privacy and security laws, or require us to increase our personal data processing capabilities in Europe and/or elsewhere at significant expense. Some European regulators have prevented companies from transferring personal data out of Europe for allegedly violating the GDPR's cross-border data transfer limitations, which could negatively impact our business.

While we plan to continue to undertake efforts to conform to current legal and regulatory obligations and to account for relevant best practices, such efforts may be unsuccessful or result in significant costs. We may also experience reluctance, or refusal by European or multi-national customers to continue to provide us with personal data due to the potential risk exposure of personal data transfers and the current data protection obligations imposed on them by applicable data protection laws or by certain data protection authorities. These and any other laws relating to privacy or data protection and their interpretations continue to develop and their uncertainty and inconsistency may increase the cost of compliance, cause compliance challenges, restrict our ability to offer products in certain locations in the same way that we have been, and potentially adversely affect certain third-party service providers. Further, any actual or alleged failure by us or our service providers to comply with laws, regulations, or other actual or asserted obligations relating to privacy, data protection, or cybersecurity may subject us to claims, demands, and litigation, sanctions or fines by regulators, and other damages and liabilities. Any of the foregoing may harm our reputation and market position and otherwise could adversely affect our business, financial condition and results of operations.

We are exposed to various risks related to legal proceedings, investigations or claims.

We are currently, and in the future may be, involved in legal proceedings, investigations or claims regarding intellectual property rights, product defects, breach of contracts, export controls and sanctions, and other matters. As is typical in the semiconductor industry, we receive notifications from third parties from time to time who believe that we owe them indemnification or other obligations related to claims made against us, our direct or indirect customers, or our licensees. These legal proceedings and claims, even if meritless, have in the past and could in the future result in unexpected and substantial costs to us. If we are unable to resolve or settle a matter, obtain necessary licenses on reasonable terms, reengineer products or processes to avoid infringement, provide a cost-effective remedy, or successfully prosecute or defend our position, we could incur uninsured liability in any of them, be required to take a charge to operations, be enjoined from selling a material portion of our products or using certain processes, suffer a reduction or elimination in the value of our inventories, incur reputational damage, and our business, financial condition or results of operations could be harmed.

It is also possible that from time to time we may be subject to claims related to the manufacture, performance, or use of our products. These claims may be due to injuries, economic damage, lost intellectual property, or environmental exposures related to manufacturing, a product's nonconformance to our or our customer's specifications, changes in our manufacturing processes, security vulnerabilities, or unexpected customer system issues due to the integration of our products or insufficient design or testing by our customers. We could incur significant expenses related to such matters, including, but not limited to:
- costs related to writing off the value of our inventory of nonconforming products;
- recalling nonconforming products;
- providing support services, product replacements, or modifications to products and the defense of such claims;
- diversion of resources from other projects;
- lost revenue or a delay in the recognition of revenue due to cancellation of orders, unpaid receivables, or reimbursement of costs or damages;
- customer imposed fines or penalties for failure to meet contractual requirements; and
- a requirement to pay damages, penalties or recall costs.

Because the systems into which our products are integrated have a higher cost of goods than the products we sell, the expenses and damages we are asked to pay may be significantly higher than the revenue and profits we received. While we exclude consequential damages in our standard terms and conditions, certain of our contracts may not exclude such liabilities. Further, our ability to avoid such liabilities may be limited by law. We have liability insurance which covers certain damages arising out of product defects, but we do not expect that insurance will fully protect against such claims. Payments we may make in connection with these customer claims may adversely affect the results of our operations.

Further, we sell to customers in industries such as automotive, aerospace, defense, safety, security, and medical, where failure of the application could cause damage to property or persons. We may be subject to claims if our products, or the integration of our products, cause system failures. We will face increased exposure to claims if there are substantial increases in either the volume of our sales into these applications or the frequency of system failures integrating our products.

Our contractual relationships with our customers expose us to risks and liabilities.

With the exception of orders placed under our Preferred Supply Program and LTSAs, we do not typically enter into long-term contracts with our non-distributor customers, and therefore we cannot be certain about future order levels from our customers. When we enter into customer contracts (other than under our original Preferred Supply Program and LTSAs), the contracts are generally cancelable based on standard terms and conditions. Under our original Preferred Supply Program and LTSAs, customers may cancel contracts in the event of price increases. Preferred Supply Program orders placed during or after August 2023 can be cancelled or rescheduled if our planned delivery date is greater than six months from the request date. We discontinued our Preferred Supply Program for new orders effective February 1, 2024 because the business conditions that led us to implement the Preferred Supply Program had changed. This change does not impact our LTSAs. While we had approximately 123,000 customers, and our ten largest direct customers accounted for approximately 12% of our total revenue in fiscal 2024, and four of our top ten direct customers are contract manufacturers that perform manufacturing services for many customers, cancellation of customer contracts could have an adverse impact on our revenue and profits. For example, due to uncertainty related to the COVID-19 pandemic, we experienced an increase in order cancellations and requests to reschedule deliveries to future dates in the first quarter of fiscal 2021. Also, many of our customers felt the effects of slowing economic activity and increasing business uncertainty, and customer requests to push-out or cancel backlog and our accommodation of their requests increased in the fourth quarter of fiscal 2023 and continued in fiscal 2024.

Certain customer contracts differ from our standard terms of sale. For some of the markets that we sell into, such as the automotive and personal computer markets, our customers may have negotiating leverage over us as a result of their market size. For example, under certain contracts we have committed to supply products on scheduled delivery dates, or extended our obligations for liabilities such as warranties or indemnification for quality issues or intellectual property infringement. If we are unable to supply the customer as contractually required, the customer may incur additional production costs, lost revenues due to delays in their manufacturing schedule, or quality-related issues. We may be liable for costs and damages associated with customer claims, and we may be obligated to defend the customer against claims of intellectual property infringement and pay associated legal fees. While we try to minimize the number of contracts which contain such provisions, manage the risks of such liabilities, and set caps on our liability exposure, sometimes we are unable to do so. In order to win important designs, avoid losing business to competitors, maintain existing business, or be permitted to bid on new business, we have, and may in the future, have to agree to uncapped liability for such items as intellectual property infringement or product failure, or have to agree to liquidated damage provisions. This exposes us to risk of liability far exceeding the purchase price of the products sold under such contracts, the lifetime revenues we receive under such contracts, or potential consequential damages. Further, where we do not have negotiated customer contracts, our customer's order terms may govern the transaction and contain terms unfavorable to us. These risks could result in a material adverse impact on our results of operations and financial condition.

Failure to adequately protect our intellectual property could result in competitive harm, lost revenue or market opportunities.

Our ability to obtain patents, licenses and other intellectual property rights covering our products and manufacturing processes is important for our success. To that end, we have acquired certain patents and licenses and intend to continue to seek patents on our technology and manufacturing processes. The process of seeking patent protection can be expensive, and patents may not be issued from currently pending or future applications. In addition, our existing and new patents, trademarks and copyrights that are issued may not have sufficient scope or strength to provide meaningful protection or commercial advantage to us. We may be subject to, or may initiate, interference proceedings in the U.S. Patent and Trademark Office, patent offices of a foreign country or U.S. or foreign courts, which can require significant financial resources. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as the laws of the U.S. Infringement of our intellectual property rights by a third-party could result in harm to our competitive position, uncompensated lost market and revenue opportunities for us. Although we continue to aggressively defend and protect our intellectual property on a worldwide basis, there can be no assurance that we will be successful.

Certain of our software, as well as that of our customers, may be derived from "open source" software that is generally made available to the public by its authors. Open source software licenses impose certain obligations on us in the event we were to distribute derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public and/or license such derivative works under a particular type of license, rather than the forms of license we customarily use to protect our intellectual property. While we believe we have complied with our obligations under the various applicable licenses for open source software, in the event that the copyright holder of any open source software were to legally establish that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distribution of that work if the license is terminated which could adversely impact our business and results of operations.

Governments and courts are considering new issues in intellectual property law with respect to works created by AI technology, which could result in changing and inconsistent intellectual property rights in development processes, procedures and technologies we create with AI technology, which could have a material adverse effect on our business.

Risks Related to Taxation, Laws and Regulations

Our reported financial results may be adversely affected by new accounting pronouncements or changes in existing accounting standards and practices.

We prepare our financial statements in conformity with U.S. GAAP. These accounting principles are subject to interpretation or changes by the FASB and the SEC. New accounting pronouncements and interpretations of accounting standards and practices have occurred in the past and are expected to occur in the future. New accounting pronouncements or a change in the interpretation of accounting standards or practices may have a significant effect on our reported financial results and may affect our reporting of transactions completed before the change is effective.

Regulatory authorities in jurisdictions into or from which we ship our products or import supplies could issue new export controls or trade sanctions, levy fines, restrict or delay our ability to export products or import supplies, or increase costs associated with the manufacture or transfer of products.

A significant portion of our sales involve export and import activities. Our U.S.-manufactured products or products based on U.S. technology or U.S. software are subject to laws and regulations that govern international trade, including but not limited to the Foreign Corrupt Practices Act, Export Administration Regulations (EAR), International Traffic in Arms Regulations and economic embargoes or trade sanctions against certain countries and parties, including those administered by the U.S. Departments of State, Commerce, and Treasury. Licenses or license exceptions are often required for the shipment of our products to certain countries. Our inability to timely obtain a license, for any reason, including a delay in license processing due to a federal government shutdown, or changes in government policies of approval or denial of licenses, could cause a delay in scheduled shipments which could have a material adverse impact on our revenue within the quarter of a shutdown, and in following quarters depending on the extent that license processing is delayed. Further, determination by a government that we have failed to comply with trade regulations or anti-bribery regulations can result in penalties which may include denial of export privileges, fines, penalties, and seizure of products, or loss of reputation, any of which could have a material adverse effect on our business, sales and earnings. A change in laws and regulations could restrict our ability to transfer product to previously permitted countries, customers, distributors or others. For example, in October 2022, the U.S. Commerce Department published a regulation that imposed restrictions on activities in or involving China, Hong Kong, and Macau related to advanced computing integrated circuits (ICs), advanced-node ICs, computer and other commodities that contain such ICs, certain semiconductor manufacturing items, and supercomputers. The regulation also expanded controls on transactions involving semiconductor manufacturing and semiconductor equipment manufacturing end-uses. Further, this regulation expanded the scope of foreign-produced items subject to license requirements under U.S. law and added 28 entities located in China to the U.S. Commerce Department Entity List. In November 2023, the U.S. Commerce Department added restrictions and export license requirements to end uses and product categories previously described in the October 2022 regulation. In addition, the U.S. Departments of Commerce, State, and Treasury have been adding parties to the restricted parties lists, and imposing prohibitions and export licensing requirements on transactions with them. The result is that there has been a slow-down in the processing of export license applications by the U.S. Government and an increased burden on us to conduct additional due diligence imposed by the October 2022 and November 2023 regulations, as well as by sanctions imposed on Russia for invading Ukraine. At this time, there has not been a material impact on our ability to obtain necessary licenses for exportation. A previous example occurred in fiscal 2020, when the U.S. Commerce Department effectively banned U.S. companies from selling products or transferring technology to certain Chinese companies, including

Huawei and their related companies worldwide. In fiscal 2020, the U.S. Federal Acquisition Regulation prohibited U.S. governmental agencies from buying equipment incorporating covered telecommunications equipment, as a substantial component or critical technology, where the technology came from certain Chinese companies. In July 2020, this was expanded to prohibit U.S. governmental agencies from entering into a contract with any company that uses covered telecommunications equipment whether or not the Chinese technology is related to the procurement. The EAR also effectively prohibits sales of items for a "military end use," to a "military end-user," or for a "military intelligence" end-user, or end-use to certain countries, such as Belarus, Burma, Cambodia, Cuba, China, Iran, North Korea, Russia, Syria and Venezuela. Any of the foregoing changes to the regulatory requirements could adversely impact our operational costs due to the administrative impacts of complying with these regulations and may limit those with whom we conduct business. Any one or more of these sanctions, future sanctions, a change in laws or regulations, or a prohibition on shipment of our products or transfer of our technology to significant customers could have a material adverse effect on our business, financial condition and results of operations.

The U.S. and other countries have levied tariffs and taxes on certain goods, implemented trade restrictions, and introduced national security protection policies. Trade tensions between the U.S. and China, have continued to escalate from 2018 to present, and include the U.S. increasing tariffs on Chinese origin goods and China increasing tariffs on U.S. origin goods. We took steps to mitigate the costs of these tariffs on our business by adjusting our operations and supply chain. Although these tariff increases did not result in a material adverse impact on our operating costs in fiscal 2019 or fiscal 2020, they did reduce demand for our products during fiscal 2019 and fiscal 2020. Increased tariffs on our customers' products could adversely impact their sales, and increased tariffs on our products in comparison to those of our competitors could each result in lower demand for our products. Further, governments may impose restrictions on the sale to certain customers of our products, or any applications containing our products. For example, the Chinese government announced restrictions relating to certain sales of products containing certain products made by Micron, and they may direct companies within China to purchase Chinese-made products. Similar restrictions on our products or the products of our customers or suppliers could negatively impact our business and financial results. It is also possible that evolving U.S. export controls may encourage non-U.S. governments to request that our customers purchase from companies not subject to U.S. export controls, thereby harming our business, market position, and financial results. Excessive export controls increase the risk of investing in U.S. advanced semiconductor products, because by the time a new product is ready for market, it may be subject to new unilateral export controls restricting its sale. At the same time, such controls may increase investment in foreign competitors, which would be less likely to be restricted by U.S. controls.

Further changes in trade or national security protection policy, tariffs, additional taxes, restrictions on exports or other trade barriers, including those taken against the U.S. in retaliation for U.S. policies, may limit our ability to obtain equipment, components or raw materials (including rare earth minerals), limit our ability to produce products, increase our selling and/or manufacturing costs, decrease margins, reduce the competitiveness of our products, reduce our ability to sell products, or reduce our ability to have mergers and acquisitions approved by governmental agencies, any of which could have a material adverse effect on our business, results of operations or financial conditions.

The outcome of future examinations of our income tax returns and existing tax disputes could have an adverse effect on our results of operations.

We are subject to examination of our U.S. and certain foreign income tax returns for fiscal 2007 and later. We regularly assess the likelihood of adverse outcomes of these examinations to determine the adequacy of our provision for income taxes and have reserved for potential adjustments that may result from current or future examinations. There can be no assurance that the final determination of any of these or any future examinations will not have an adverse effect on our effective tax rates, financial position and results of operations.

In September 2021, we received a Statutory Notice of Deficiency (2007 to 2012 Notice) from the United States Internal Revenue Service (IRS) for fiscal 2007 through fiscal 2012. The disputed amounts largely relate to transfer pricing matters. In December 2021, we filed a petition in the U.S. Tax Court challenging the 2007 to 2012 Notice. In September 2023, we received a Revenue Agent Report (RAR) from the IRS for fiscal 2013 and fiscal 2016. In October 2023, we received a Statutory Notice of Deficiency (2014 to 2015 Notice) from the IRS for fiscal 2014 and fiscal 2015. The disputed amounts for fiscal 2013 to fiscal 2016 largely relate to transfer pricing matters. In December 2023, we filed a petition in the U.S. Tax Court challenging the 2014 to 2015 Notice.

In May 2023, we received a proposed income adjustment from the Malaysian Inland Revenue Board (IRB) for fiscal 2020. In December 2023, we received a Notice of Assessment from the IRB asserting the same proposed income adjustment. If the adjustment is upheld by the highest court that has jurisdiction over this matter in Malaysia, it could result in income taxes and penalties up to $410.0 million. The disputed amounts largely relate to the characterization of certain assets. Depending on the outcome of the IRB audit, we may need to adjudicate this matter in Malaysia, and if we do, we may be required to pay the assessment and then, upon a series of favorable court rulings, request a refund of the amount. The timing of adjudicating this matter is uncertain but could commence in the next 12 months.

The ultimate outcome of disputes of this nature is uncertain, and if the IRS and IRB were to prevail on their assertions, the assessed tax, penalties, and deficiency interest could have a material adverse impact on our financial position, results of operations or cash flows.

Exposure to greater than anticipated income tax liabilities, changes in tax rules and regulations, changes in the interpretation of tax rules and regulations, or unfavorable assessments from tax audits could affect our effective tax rates, financial condition and results of operations.

We are a U.S.-based multinational company subject to tax in many U.S. and foreign jurisdictions. Our income tax obligations could be affected by many factors, including changes to our operating structure, intercompany arrangements and tax planning strategies.

Our income tax expense is computed based on tax rates at the time of the respective financial period. Our future effective tax rates, financial condition and results from operations could be unfavorably affected by changes in the tax rates in jurisdictions where our income is earned, by changes in the tax rules and regulations, including those that align with the Organisation for Economic Co-operation and Development's Base Erosion Profit Shifting recommendations, or the interpretation of tax rules and regulations in the jurisdictions in which we do business or by changes in the valuation of our deferred tax assets.

Our business, financial condition and operating results may be adversely impacted by policies implemented globally by the current or future administrations.

The current administration in the U.S. and administrations in other global jurisdictions in which we operate, have indicated support for significant legislative and policy changes in areas including but not limited to tax, trade, labor, and the environment. If implemented, these changes could increase our effective tax rate, decrease our revenue and increase our selling and/or manufacturing costs, which could have a material adverse effect on our business, results of operations or financial conditions. Changes in tax policy, trade regulations or other matters, and any uncertainty surrounding the scope or timing of such changes, could negatively impact the stock market, and reduce the trading price of our stock. For example, in February 2022, the U.S. began implementing widescale sanctions against Russia due to Russia's invasion of Ukraine. Sanctions against Belarus and certain Ukrainian regions were later implemented. Because the actions by Russia against Ukraine are in conflict with our Guiding Values, we chose to cease shipments into Russia and Belarus, and we will continue to comply with applicable U.S. sanctions regarding Ukraine. While sales of our products into these regions, and to customers that sell into these regions, have been negatively impacted, at this time, we have not experienced a material adverse impact on our revenue. Retaliatory acts by Russia in response to the sanctions could include cyber-attacks, sanctions, or other actions that could disrupt the economy. As a result of the foregoing risks or similar risks, the imposition of sanctions could have a material adverse effect on our business, results of operations or financial condition.

New technology trends, such as AI, require us to keep pace with evolving regulations and industry standards. In the U.S., the EU, and China, there are various current and proposed regulatory frameworks relating to the use of AI in products and services. We expect that the legal and regulatory environment relating to emerging technologies such as AI will continue to develop and could increase the cost of doing business, and create compliance risks and potential liability, all of which may have a material adverse effect on our financial condition and results of operations.

We are subject to stringent environmental, climate change and other regulations, which may force us to incur significant expenses and impact our operations.

We must comply with federal, state, local and foreign governmental regulations related to the use, storage, emissions, discharge and disposal of hazardous substances used in our products and manufacturing processes, or that are the result of our manufacturing operations, such as greenhouse gases. We must also comply with rules and regulations regarding limiting greenhouse gas emissions, public reporting of environmental metrics such as greenhouse gas emissions and hazardous substances, and obtain third-party assurance of greenhouse gas reporting. Regulations could require us to change manufacturing processes, substitute materials which may cost more or be less available, obtain new permits and undertake other costly activities.

Our failure to comply, or the failure of entities that we have acquired over time to have complied, with regulations could result in significant fines, litigation or administrative actions by regulators or others, liability for clean-up, criminal and civil liabilities, import/export restrictions, reduction or suspension of production, cessation of operations or future liabilities. Restrictions on emissions could result in significant costs such as the need for additional equipment, higher energy costs, carbon taxes, and emission cap and trade programs, and could also result in reduction or suspension of production, or even cessation of operations. Such regulations have required us in the past, and could require us in the future, to incur significant expenses to comply with such regulations. Our failure to control the use of, or adequately restrict the discharge of, hazardous substances could not only impact the health of our employees, customers and communities in which we operate, but could also impact our ability to operate. Such failure could also restrict our ability to ship certain products to certain countries, require us to modify our products, shipping materials or logistics, or require us to incur other significant costs and expenses. Environmental laws continue to expand with a focus on reducing or eliminating hazardous substances in electronic products and shipping materials. Future environmental regulations could require us to close or reduce production at certain facilities, reengineer certain of our existing products and may prevent us or make it more expensive for us to manufacture, sell and ship our products. For example, in Colorado, Regulation 27 requires companies operating in Colorado to significantly reduce greenhouse gas emissions in a short timeframe. Because we have contractual obligations to certain customers to assess the impact that manufacturing process changes may have on the products that we provide to such customers, we have to take a measured approach when implementing changes to our facilities, manufacturing processes, and manufacturing inputs. We have designed our Colorado expansion plan to meet the requirements of Regulation 27 and some of this plan is dependent on CHIPS Act funding. If we do not receive CHIPS Act funding, or are unable to implement the necessary abatement plan, we may be required to limit our expansion plans in Colorado, ramp down our existing operations significantly or risk noncompliance with the rule. The magnitude of the penalties that may be imposed for non-compliance is not currently known but could include significant monetary penalties and orders to reduce or cease production.

In March 2022, the SEC proposed a rule entitled Enhancement and Standardization of Climate-Related Disclosures for Investors which it then adopted March 6, 2024. However, on April 4, 2024, the SEC announced that it was delaying the implementation of the rule pending challenge in the U.S. Eighth Circuit Court. While the rule is not yet implemented, if it were to be implemented in its current form, we would incur significant additional costs of compliance due to the need for expanded data collection, analysis, and certification. Further, certain elements of the proposed rule, such as mandatory third-party verification of emissions, may be difficult to comply with in the proposed required timeframe as there may be an insufficient number of qualified third-party verification entities to meet demand.

In addition, the number and complexity of laws and customer requirements focused on the energy efficiency of electronic products, the recycling of electronic products, the reduction of chemicals used in and to manufacture electronic products, and the reduction in the amount of packing materials and the increase in the required recycling of packing materials have expanded significantly. It may be difficult for us to timely comply with these laws and we may have insufficient quantities of compliant products to meet customers' needs, thereby adversely impacting our sales and profitability. We may have to write off inventory if we hold unsaleable inventory as a result of changes to regulations. We expect these risks to continue. These requirements may increase our own costs, as well as those passed on to us by our supply chain.

Sustained adverse climate change poses risks that could harm our results of operations.

Voluntary actions we may take or have taken as part of our ESG initiatives could require us to limit emissions, change manufacturing processes, substitute materials which may cost more or be less available, fund offset projects, or undertake other costly activities. Voluntary restrictions on emissions could result in significant costs such as the need for additional equipment, higher energy costs, carbon taxes, and emission cap and trade programs. The cost of compliance with such voluntary efforts could restrict our manufacturing operations, increase our costs, and have an adverse effect on our operating results.

Sustained adverse changes in climate could have a direct adverse economic impact on us due to the effects of extreme weather and climate events on our production facilities, our supply chain and customers. Utility shortages, higher costs of utilities, and reduced availability of water could disrupt our operations as well as those of our customers and suppliers. Certain of our operations are located in arid or tropical regions, which some experts believe may become vulnerable to more frequent fires, storms, severe floods and droughts. While our business recovery plans are intended to allow us to recover from natural disasters or other disruptive events, our plans may not protect us from all events.

Customer demands and regulations related to conflict-free minerals may force us to incur additional expenses.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, in August 2012, the SEC released investigation, and disclosure requirements regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries. We filed a Form SD with the SEC regarding such matters on May 17, 2024. Other countries are considering similar regulations. If we cannot certify that our supply chain is free from the risk of irresponsible sourcing, customers and others may demand that we change the sourcing of materials used in the manufacture of our products, even if the costs for compliant materials significantly increases or availability is limited. If we change materials or suppliers, there will likely be costs associated with qualifying new suppliers and production capacity, delivery times and quality could be negatively impacted. Our relationships with customers, suppliers and stockholders may be adversely affected if we are unable to certify that our products are free from the risk of irresponsible sourcing. We have incurred, and expect in the future to incur, additional costs associated with complying with these disclosure requirements, such as costs related to determining the source of any conflict minerals used in our products. We may be unable to satisfy those that require that all of the components of our products be certified as conflict free in a materially different manner than advocated by the Responsible Minerals Initiative or the Dodd-Frank Wall Street Reform and Consumer Protection Act. If we are unable to meet customer requirements, customers may disqualify us as a supplier, resulting in a permanent or temporary loss of sales to such customer or a reduction in purchases from us, and we may have to write off inventory if it cannot be sold.

In addition to concerns over "conflict" minerals mined from the Democratic Republic of Congo, our customers may require that other minerals and substances used within our supply chain be evaluated and reported on. An increase in reporting obligations will increase associated operating costs. This could have negative effects on our overall operating profits.

Failure to meet ESG expectations, standards or disclosure requirements or achieve our corporate responsibility goals, could adversely affect our business, results of operations, financial condition, or stock price.

In recent years, there has been an increased focus on corporate responsibility matters, including greenhouse gas emissions and climate-related risks, renewable energy, water stewardship, waste management, data privacy, cybersecurity, trade controls, diversity, equality and inclusion, responsible sourcing and supply chain, use of products for illegal or unethical purposes, human rights, and social responsibility. We are committed to corporate responsibility and actively manage these issues including through our guiding values and our internal policies. As an example, since we do not support the actions of Russia against Ukraine, in March 2022 we stopped selling products to customers and distributors located in Russia and Belarus. However, we have been made aware that there are entities in Russia that indirectly obtained our products after March 2022 despite the preventative measures we took and continue to take. Though we continue to improve our processes and procedures to prevent the unauthorized flow of our products, our actions have not been fully successful. We operate in an extensive, ever-changing global supply chain, an expectation of complete traceability of standard semiconductor products to every end use and prevention of product misuse and diversion is unachievable. Thus, despite our efforts, our products may be used for illegal or objectionable applications and third parties may engage in conduct that we do not support or condone.

Also, we have publicly announced environmental goals including those related to greenhouse gas emissions reduction, achieving net zero carbon emissions and renewable energy usage, which we may refine or expand further in the future. These goals reflect our current plans and aspirations, and are not guarantees that we will be able to achieve them. These goals could expose us to heightened scrutiny and financial, legal, reputational, operational, compliance, and other risks, including lost customer opportunities, which could negatively impact us. Further, any failure to set or achieve corporate responsibility initiatives that meet our stakeholders' evolving expectations could also negatively impact us.

In addition, we are or expect to become subject to various new or proposed climate-related and other sustainability laws and regulations, including, for example, the state of California's new climate change disclosure requirements, the EU's new Corporate Sustainability Reporting Directive and climate-change disclosure requirements from the SEC. Compliance with such laws and regulations, as well as the overall increased focus and scrutiny from the SEC and other regulators, investors, customers, vendors, employees, and other stakeholders concerning ESG and climate matters, could impose additional costs on us and expose us to new risks, including resulting in changes to our current ESG goals.

Evolving stakeholder expectations, voluntary and required reporting regimes that are not harmonized and continue to change, and our efforts to manage these issues, report on them, and accomplish our goals, present numerous operational, regulatory, reputational, financial, legal, and other risks, any of which could have a material adverse impact, including on our reputation and stock price. It is also possible that government, customers, investors and other stakeholders might not be satisfied with our policies, programs, goals, performance and related disclosures, or the speed of their adoption, implementation and measurable success, or that we have adopted such policies, programs and commitments.

Such risks and uncertainties include:

- reputational harm, including damage to our relationship with customers, supplies, investors, governments, or other stakeholders;
- we may lose customers who choose not to do business with us, or we may choose to discontinue or restrict business with certain customers due to our policies;
- liabilities or penalties associated with inadequate processes to collect, audit, or disclose information;
- adverse impacts on our ability to sell and manufacture products;
- increased risk of litigation, investigations, or regulatory enforcement action;
- unfavorable ESG ratings or investor sentiment;
- diversion of resources and increased costs to control, assess, and report on ESG metrics;
- our ability to achieve our goals within announced timeframes;
- increased costs and resources to monitor, report and achieve our goals;
- unforeseen operational and technological difficulties;
- access to and increased cost of capital; and
- adverse impacts on our stock price.

Any failure, or perceived failure, to meet evolving stakeholder expectations or industry standards, or achieve our corporate responsibility goals could have an adverse effect on our business, results of operations, financial condition, reputation, or stock price.

Risks Related to Capitalization and Financial Markets

The future trading price of our common stock could be subject to wide fluctuations in response to a variety of factors.

The market price of our common stock has fluctuated significantly in the recent past and is likely to fluctuate in the future. The future trading price of our common stock could be subject to wide fluctuations in response to a variety of factors, many of which are beyond our control, including, but not limited to:

- global economic and financial uncertainty due to higher interest rates, higher inflation, instability in the banking sector, public health concerns or other factors;
- quarterly variations in our operating results or the operating results of other technology companies;
- changes in our financial guidance or our failure to meet such guidance;
- changes in analysts' estimates of our financial performance or buy/sell recommendations;
- general conditions in the semiconductor industry;
- the amount and timing of repurchases of shares of our common stock;
- our ability to realize the expected benefits of our completed or future acquisitions; and
- actual or anticipated announcements of technical innovations or new products by us or our competitors.

In addition, the stock market has recently and in the past experienced significant price and volume fluctuations that have affected the market prices for many companies and that often have been unrelated to their operating performance. These broad market fluctuations and other factors have harmed and may harm the market price of our common stock. The foregoing factors could also cause the market price of our Convertible Debt to decline or fluctuate substantially.

The amount and timing of our share repurchases may fluctuate in response to a variety of factors.

The amount, timing, and execution of repurchases of shares of our common stock may fluctuate based on the share price of our common stock, general business and market conditions, tax regulations impacting share repurchases and other factors including our operating results, level of cash flow, capital expenditures and dividend payments. Although our Board of Directors has authorized share repurchases of up to $4.00 billion, of which $1.65 billion is still available, the authorization does not obligate us to acquire any particular amount of shares. We cannot guarantee that our share repurchase authorization will be fully consummated or that it will enhance long-term stockholder value. The repurchase authorization may be suspended or discontinued at any time at our discretion and may affect the trading price of our common stock and increase volatility.

Our financial condition and results of operations could be adversely impacted if we do not effectively manage or refinance our current or future debt.

As of March 31, 2024, the principal amount of our outstanding indebtedness was $6.02 billion. At March 31, 2024, we had no outstanding borrowings under our Revolving Credit Facility which provides up to $2.75 billion of revolving loan commitments that terminate in 2026, $750.0 million in outstanding borrowings under our 2025 Term Loan Facility, and $1.36 billion in outstanding principal amount of our Commercial Paper. At March 31, 2024, we had $3.20 billion in aggregate principal amount of Senior Notes and $710.2 million in aggregate principal of Convertible Debt outstanding.

With respect to such balance of Senior Notes, our 0.983% 2024 Notes in the principal amount of $1.00 billion mature on September 1, 2024, and we intend to finance the repayment of such notes using available borrowings under our Revolving Credit Facility or our Commercial Paper program or by issuing senior notes or convertible debt. Since interest rates have increased significantly since we issued our 0.983% 2024 Notes, we expect our interest expense will increase as a result of the refinancing of such notes. Also, if we refinance such fixed rate notes with variable rate debt, changes in interest rates will have a more significant impact on our interest expense in future periods. There can be no assurance that we will be able to refinance our current or future debt on reasonable terms, if at all.

Servicing our debt requires a significant amount of cash, we may not have sufficient cash to fund payments and adverse changes in our credit ratings could increase our borrowing costs and adversely affect our ability to access the debt markets.

Our ability to make scheduled payments of principal, interest, or to refinance our indebtedness, including our outstanding Senior Notes, Convertible Debt, and Commercial Paper, depends on our future performance, which is subject to economic, competitive and other factors. Our business may not continue to generate sufficient cash flow to service our debt and to fund capital expenditures, dividend payments, share repurchases or acquisitions. If we are unable to generate such cash flow, we may be required to undertake alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on onerous or highly dilutive terms. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. Our Senior Notes and Commercial Paper are rated by certain major credit rating agencies. These credit ratings impact our cost of borrowing and our ability to access the capital markets and are based on our financial performance and financial metrics including debt levels. There is no assurance that we will maintain our current credit ratings. A downgrade of our credit rating by a major credit rating agency could result in increased borrowing costs and could adversely affect our ability to access the debt markets to refinance our existing debt or finance future debt. Our maintenance of substantial levels of debt could adversely affect our ability to take advantage of opportunities and could adversely affect our financial condition and results of operations.

Conversion of our Convertible Debt will dilute the ownership interest of our existing stockholders.

The conversion of some or all of our outstanding Convertible Debt will dilute the ownership interest of our existing stockholders to the extent we deliver common stock upon conversion of such debt. Following our irrevocable settlement election made on April 1, 2022, upon conversion, we are required to satisfy our conversion obligation with respect to such converted Convertible Debt by delivering cash equal to the principal amount of such converted Convertible Debt and cash and shares of common stock or any combination, at our option, with respect to any conversion value in excess thereof (i.e., the conversion spread). There would be no adjustment to the numerator in the net income per common share computation for the cash settled portion of the Convertible Debt as that portion of the debt instrument will always be settled in cash. The conversion spread will be included in the denominator for the computation of diluted net income per common share. Any sales in the public market of any common stock issuable upon conversion of our Convertible Debt could adversely affect prevailing market prices of our common stock. In addition, the existence of the Convertible Debt may encourage short selling by market participants because the conversion of the Convertible Debt could be used to satisfy short positions, or anticipated conversion of the Convertible Debt into shares of our common stock could depress the price of our common stock.

Fluctuations in foreign currency exchange rates could adversely impact our operating results.

We use forward currency exchange contracts in an attempt to reduce the adverse earnings impact from the effect of exchange rate fluctuations on our non-U.S. dollar net balance sheet exposures. Nevertheless, in periods when the U.S. dollar significantly fluctuates in relation to the non-U.S. currencies in which we transact business, the value of our non-U.S. dollar transactions can have an adverse effect on our results of operations and financial condition. In particular, in periods when the value of a non-U.S. currency significantly declines relative to the U.S. dollar, customers transacting in that currency may be unable to fulfill their contractual obligations or to undertake new obligations to make payments or purchase products. In periods when the U.S. dollar declines significantly relative to the British pound, Euro, Thai baht and Taiwan dollar, the operational costs in our European and Thailand subsidiaries are adversely affected. Although our business has not been materially adversely impacted by recent changes in the value of the U.S. dollar, there can be no assurance as to the future impact that any weakness or strength in the U.S. dollar will have on our business or results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cyber Risk Governance

Risk Management and Strategy

We define cyber risk governance as a program of measures designed to protect our IT assets and information from unauthorized access, attacks or service disruptions. Our risk governance processes were designed by our IT Shared Services (ITSS) team, which maintains knowledge about the types of high-profile security breaches being reported more frequently across the globe. The secure processing, maintenance, and transmission of sensitive data, including confidential and other proprietary information about our business and our employees, and information belonging to our customers, suppliers, and business partners, is important to our operations and business strategy. As a result, cybersecurity and data protection are key components of our long-term business strategies.

We use various processes to inform our assessment, identification and management of risk from cybersecurity threats. Key areas of our cybersecurity risk management processes and strategy currently include:

Processes and Coordination

We manage cyber security and assess associated risks in these ways:
- ITSS, led by our Chief Information Security Officer (CISO), has first-line responsibility for our cybersecurity risk management processes, and works to coordinate efforts, priorities and oversight of cybersecurity risk;
- ITSS works with functional groups such as manufacturing, business operations, engineering, human resources, legal, and finance and is responsible for evaluating and assessing overall cybersecurity risk, and advising senior management and the Audit Committee regarding our cybersecurity risk profile and priorities as they evolve;
- we have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes; and
- our Internal Audit group monitors certain IT systems controls that are integrated into our larger Sarbanes-Oxley control environment.

Ongoing Evaluation and Assessment of Systems and Processes

We take steps to monitor evolving regulatory, industry and legal requirements and best practices relating to cyber risk mitigation, and we employ standards and frameworks that we deem appropriate to address identified risks. In addition to periodic in-depth evaluations of our applicable systems and processes, we monitor our IT systems and processes on an ongoing basis with the goal of identifying and remediating real and potential threats as they arise. We adjust our systems, procedures, and policies as we deem necessary and in response to identified threats and risks. For example, ITSS has implemented improvements to our protective measures that have included, but have not been limited to: endpoint intrusion detection and response software, vulnerability scans, regular patching of vulnerabilities, evaluating and reviewing log monitors, event correlation tools, network segmentation, system audits, data partitioning, privileged account segregation and monitoring, and tabletop exercises.

Security Awareness Program to Train and Test Personnel

We sponsor a multi-faceted security awareness program that includes regular, mandatory trainings for our personnel on best practices for cyber-hygiene including: multifactor authentication and single sign-on use for cloud applications; ways to identify social engineering techniques, policy and process awareness, periodic phishing simulations and other preparedness testing.

Cyber Incident Response Plan

We maintain a cross-functional cyber incident response plan with defined roles and responsibilities and reporting protocols. This plan focuses on responding to, identifying the severity of, and recovering from a breach as well as mitigating any impact to our business. Generally, when a suspected breach is identified, the ITSS team will escalate the issue to the personnel identified in the plan for initial analysis and guidance. In the event of an actual breach, the CISO will prepare an initial assessment and consult with our general counsel (GC) and our Chief Financial Officer (CFO). Together, our GC, CFO and CISO will consult with other executives, including our Chief Executive Officer and our Chief Operating Officer, to determine the incident's impact to our business. This management group (in consultation with outside experts) will be responsible for determining whether a particular incident (alone or in combination with other factors) triggers any public reporting or third-party notification requirements.

Regular Evaluation of Initiatives, Results and Priorities

The ITSS team, in consultation with members of senior management, updates its strategy at least annually to account for changes in our business strategy, legal and regulatory developments across our geographic footprint, results of recent ITSS initiatives, and developments in the cybersecurity threat landscape. On an annual basis the CISO updates the Audit Committee (generally with all other Board members in attendance) on the performance of cyber risk key performance indicators (KPIs), cyber risks, staffing and key ITSS initiatives. On a quarterly basis the CISO updates the Audit Committee (generally with all other Board members in attendance) on the KPIs and any changes to our cyber risk mitigation efforts, and any cyber breaches that may have occurred. Feedback from the Audit Committee and senior management assists us in determining whether any further changes to our existing policies and practices are warranted. We expect that our cybersecurity risk management processes and strategy will continue to adapt as the cybersecurity threat landscape evolves. We engage third parties to assist us with our cybersecurity risk management and strategy. Some of these third parties provide us with ongoing assistance (such as threat monitoring, mitigation strategies, updates on emerging trends and developments and policy guidance) while others provide targeted assistance (such as security and forensic expertise) as needed.

Review of Third Parties

There are risks associated with sharing information with third parties, and with allowing third parties to access our systems. Therefore, prior to integrating any third-party provider's information into our systems, we assess their security maturity against our standards, assess business risks associated with integration and request changes as we deem necessary.

Governance

Consistent with our overall risk management governance structure, management is responsible for the day-to-day management of cybersecurity risk while our Board and its Audit Committee play an active, ongoing oversight role.

Board Oversight

Our Board has delegated to its Audit Committee specific, first-line responsibility for overseeing major cybersecurity risk exposures in addition to our broader enterprise risk management program. Specifically, under its charter, the Audit Committee is responsible for overseeing and monitoring enterprise risk management, privacy, cybersecurity and data security matters, including the potential impact of those exposures on Microchip's business, financial results, operations and reputation, and the steps management has taken to monitor and mitigate such exposures. The CISO reports at least quarterly to the Audit Committee on information security and data privacy and protection. These presentations address a wide range of topics, including trends in cyber threats and the status of initiatives designed to bolster our security systems. Our full Board is typically in attendance at these presentations made to the Audit Committee. At least annually, the Board meets with members of our senior management team to review and discuss our enterprise risk management program, including areas of material risk and how these risks, which may include cybersecurity risk, are being managed and reported to the Board and its committees.

Management's Role

Our ITSS team is led by our CISO, who reports to our Executive Vice President and Chief Financial Officer. Our CISO is a former CPA that has 34 years of experience in leading global accounting and business information systems groups including strategy, applications, infrastructure, information security, support, and execution.

Digital security at Microchip is the primary responsibility of our ITSS team. Our ITSS team is responsible for infrastructure services and business continuity as it relates to digital information. The ITSS team oversees compliance with our cybersecurity framework within our Company and facilitates cybersecurity risk management activities. The ITSS team also assists with the review and approval of policies, completes benchmarking against applicable standards and oversees the security awareness training program. ITSS works to address and respond to cyber risk, including cyber risks related to security architecture and engineering, identity and access management and security operations. Collectively, ITSS has decades of relevant education and experience and maintain a wide range of industry certifications. We invest in regular, ongoing cybersecurity and architecture training for our team members.

Conclusion

As of March 31, 2024, we have not identified any risks from cybersecurity threats, including as a result of previous cybersecurity incidents that have materially affected Microchip, our business strategy, our results of operations or our financial condition. For a discussion of risks from cybersecurity threats that could be reasonably likely to materially affect us, please see our Risk Factors discussion under the heading, "We continue to be the target of attacks on our IT systems. Interruptions in and unauthorized access to our IT systems, and security breaches or incidents impacting our systems or data that we or our service providers maintain or otherwise process, could adversely affect our business", in this Annual Report on Form 10-K.

Item 2. Properties

At March 31, 2024, we owned and used the facilities described below:

Location	Approximate Total Sq. Ft.	Principal Operations
Gresham, Oregon	826,500	Wafer fabrication (Fab 4), R&D center, warehousing and administrative offices
Chandler, Arizona	720,000	Executive and administrative offices, wafer probe, R&D center, sales and marketing, and computer and service functions
Lamesa, Calamba, Philippines	610,300	Assembly and test, warehousing and administrative offices
Chacherngsao, Thailand	498,100	Assembly and test, wafer probe, sample center, warehousing and administrative offices
Colorado Springs, Colorado	480,000	Wafer fabrication (Fab 5), test and R&D
Canlubang, Calamba, Philippines	460,000	Wafer probe, test, warehousing and administrative offices
Tempe, Arizona	388,100	Wafer fabrication (Fab 2), R&D center, warehousing and administrative offices
Bangalore, India	294,000	R&D center, sales and marketing support and administrative offices
Chacherngsao, Thailand	287,300	Assembly and test, warehousing and administrative offices
Chennai, India	187,000	R&D center
Hyderabad, India	167,554	Design and engineering
Lawrence, Massachusetts	160,000	Manufacturing and administrative offices
Rousset, France	144,500	Test, R&D and administrative offices
Mount Holly Springs, Pennsylvania	100,000	Manufacturing, R&D and administrative offices
Garden Grove, California	98,100	Manufacturing, R&D and administrative offices
San Jose, California	98,000	R&D and administrative offices
Neckarbischofsheim, Germany	83,800	Manufacturing and administrative offices
Nantes, France	77,000	Wafer probe, test, R&D, warehousing and administrative offices
San Jose, California	71,000	R&D and administrative offices
San Jose, California	57,000	R&D and administrative offices
Beverly, Massachusetts	52,100	Manufacturing
Heilbronn, Germany	48,000	R&D and administrative offices
Karlsruhe, Germany	46,000	R&D and administrative offices
Ennis County, Ireland	40,000	Manufacturing, R&D and administrative offices
Simsbury, Connecticut	32,500	Manufacturing, R&D and administrative offices
Shanghai, China	21,000	R&D, sales and marketing and administrative offices
Hsinchu, Taiwan	15,000	R&D and administrative offices

In addition to the facilities we own, we lease several manufacturing, research and development facilities and sales offices in North America, Europe and Asia.

We currently believe that our existing facilities are suitable and will be adequate to meet our requirements for at least the next 12 months.

Item 3. Legal Proceedings

Refer to "Note 10. Commitments and Contingencies" to our consolidated financial statements for information regarding legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the NASDAQ Global Market under the symbol "MCHP."

Stock Price Performance Graph

The following graph and table show a comparison of the five-year cumulative total stockholder return, calculated on a dividend reinvestment basis, for Microchip Technology Incorporated, the Standard & Poor's (S&P) 500 Stock Index, and the Philadelphia Semiconductor Index.

Comparison of 5 year Cumulative Total Return*

Among Microchip Technology Incorporated, the S&P 500 Index
and the PHLX Semiconductor Index



*$100 invested on March 31, 2019 in stock or index, including reinvestment of dividends
Fiscal year ending March 31.

	Cumulative Total Return					
	March					
	2019	2020	2021	2022	2023	2024
Microchip Technology Incorporated	100.00	83.05	192.59	188.72	214.05	233.99
S&P 500 Stock Index	100.00	93.02	145.44	168.20	155.20	201.57
Philadelphia Semiconductor Index	100.00	110.38	231.77	257.39	246.23	378.21

Data acquired by Research Data Group, Inc. (www.researchdatagroup.com)

The information in this Form 10-K appearing under the heading "Stock Price Performance Graph" is being "furnished" pursuant to Item 201(e) of Regulation S-K and shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to Regulation 14A or 14C, other than as provided in Item 201(e) of Regulation S-K, or to the liabilities of Section 18 of the Exchange Act except to the extent that we specifically request that it be treated as such.

On May 16, 2024, there were approximately 543 holders of record of our common stock. This figure does not reflect beneficial ownership of shares held in nominee names.

For a description of our dividend policies, see Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources," included herein.

Refer to "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," at page 60 below, for the information required by Item 201(d) of Regulation S-K with respect to securities authorized for issuance under our equity compensation plans at March 31, 2024.

Issuer Purchases of Equity Securities

The following table sets forth our purchases of our common stock in the three months ended March 31, 2024:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Approximate dollar value of shares that may yet be purchased under the program[1] (in millions)
January 1, 2024 - January 31, 2024	—	$ —	—	
February 1, 2024 - February 29, 2024	2,790,831	$ 83.05	2,790,831	
March 1, 2024 - March 31, 2024	1,745,924	$ 89.10	1,745,924	
	4,536,755		4,536,755	$ 1,646.5

[1] In November 2021, our Board of Directors authorized the repurchase of up to $4.00 billion of our common stock in the open market or in privately negotiated transactions. There is no expiration date associated with this authorization.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Note Regarding Forward-looking Statements

This report, including "Item 1. Business," "Item 1A. Risk Factors," and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," contains certain forward-looking statements that involve risks and uncertainties, including statements regarding our strategy, financial performance and revenue sources. We use words such as "anticipate," "believe," "can," "continue," "could," "expect," "future," "intend," "plan," and similar expressions to identify forward-looking statements. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain factors including those set forth under "Risk Factors," beginning at page 12 and elsewhere in this Form 10-K. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. We disclaim any obligation to update information contained in any forward-looking statement. These forward-looking statements include, without limitation, statements regarding the following:

- The future impact on our business in response to the COVID-19 pandemic or other public health concerns;
- Our expectation that we will experience period-to-period fluctuations in operating results, gross margins, product mix and average gross profit per unit;
- The effects that uncertain global economic conditions and fluctuations in the global credit and equity markets may have on our financial condition and results of operations;
- The effects and amount of competitive pricing pressure on our product lines and modest pricing declines in certain of our more mature proprietary product lines;
- Our ability to moderate future average selling price declines;
- The amount of, and changes in, demand for our products and those of our customers;
- The impact of national security protections, trade restrictions and changes in tariffs, including those impacting China;
- Our intent to vigorously defend our legal positions and our expectations of the impact of litigation on our operations;
- Our goal to continue to be more efficient with our selling, general and administrative expenses;
- Our belief that customers recognize our products and brand name and our use of distributors as an effective supply channel;
- Our belief that familiarity with and adoption of development tools from us and from our third-party development tool partners will be an important factor in the future selection of our embedded control products;
- The accuracy of our estimates of the useful life and values of our property, assets and other liabilities;
- The possibility of future pricing fluctuations in our analog product line;
- The impact of any supply disruption we may experience;
- Our ability to effectively utilize our facilities at appropriate capacity levels;
- Our ability to maintain manufacturing yields;
- The maintenance of our competitive position based on our investments in new and enhanced products;
- The cost effectiveness of using our own assembly and test operations;
- Our plans to continue to transition certain outsourced assembly and test capacity to our internal facilities;
- Our expectations regarding investments in our manufacturing capacity;
- The continued development of the embedded control market based on our strong technical service presence;
- Our anticipated level of capital expenditures;
- The possibility that loss of, or disruption in the operations of, one or more of our distributors could reduce our future net sales and/or increase our inventory returns;
- Our intent, including length, timing, and planned shutdown days, to reduce production levels at global fabrication facilities and its impact on inventory levels;
- Our expectations regarding LTSAs, the Preferred Supply Program, and the realization of deferred revenue;
- The continuation and amount of quarterly cash dividends;
- The sufficiency of our existing sources of liquidity to finance anticipated capital expenditures and otherwise meet our anticipated cash requirements, and the effects that our contractual obligations are expected to have on them;
- Our belief that the capital expenditures to be incurred over the next 12 months will provide sufficient manufacturing capacity to support the growth of our production capabilities for our new products and technologies and to bring in-house more of the production requirements that are currently outsourced;
- Our belief that our IT system compromise has not had a material adverse effect on our business or resulted in any material damage to us;

- Our expectation that we will continue to be the target of cyber-attacks, computer viruses, unauthorized access and other attempts to breach or otherwise compromise the security of our IT systems and data;
- Our plans to modify and enhance our cybersecurity risk management processes and strategy;
- The impact of the resolution of legal actions on our business, and the accuracy of our assessment of the probability of loss and range of potential loss;
- The amounts and timing, and our plans and expectations relating to the U.S. Statutory Notice of Deficiencies and proposed income adjustment from the Malaysian Inland Revenue Board;
- Our expectation regarding the treatment of our unrecognized tax benefits in the next 12 months;
- Our belief that the expiration of any tax holidays will not have a material impact on our effective tax rate;
- Our expectations regarding our tax expense, cash taxes and effective tax rate;
- Our expectation that the global minimum tax (GMT) will not have a material impact on our fiscal 2025 results;
- Our belief that the estimates used in preparing our consolidated financial statements are reasonable;
- Our actions to vigorously and aggressively defend and protect our intellectual property on a worldwide basis;
- Our ability to obtain and maintain patents and intellectual property licenses and minimize the effects of litigation or other disputes or the loss of patent protection;
- The level of risk we are exposed to for product liability claims or indemnification claims;
- The effect of fluctuations in market interest rates on our income and/or cash flows;
- The effect of fluctuations in currency rates;
- The impact of inflation on our business;
- Our ability to increase our borrowings or seek additional equity or debt financing to maintain or expand our facilities, or to fund cash dividends, share repurchases, acquisitions or other corporate activities, and that the timing and amount of such financing requirements will depend on a number of factors;
- Our expected debt obligation maturities and plans to refinance our existing debt;
- Our expectations regarding the amounts and timing of repurchases under our stock repurchase program;
- Our expectation that our reliance on third-party contractors may increase over time as our business grows;
- Our ability to collect accounts receivable;
- The impact of the legislative and policy changes implemented or which may be implemented by the current administration on our business and the trading price of our stock;
- Our belief that our culture, values, and organizational development and training programs will continue to provide an inclusive work environment where our employees are empowered and engaged to deliver the best embedded control solutions;
- Our belief that our continued success is driven by the skills, knowledge, and innovative capabilities of our personnel, a strong technical service presence, and our ability to rapidly commercialize new and enhanced products;
- The potential impact of changes in regulations or in their enforcement, including with respect to the capital expenditures or other costs or expenses;
- The impact of any failure by use to adequately control the storage, use, discharge and disposal of regulated substances;
- Estimates and plans regarding pension liability and payments expected to be made for benefits earned;
- Our expectations regarding the amount, timing, and future applications for investment tax credits under the CHIPS Act;
- Our expectations regarding past or potential future acquisitions, joint development agreements or other strategic relationships and any related benefits; and
- The impact on our business stemming from Russia's invasion of Ukraine.

Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain factors including those set forth in "Item 1A. Risk Factors," and elsewhere in this Form 10-K. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. We disclaim any obligation to update the information contained in any forward-looking statement.

Introduction

The following discussion should be read in conjunction with the consolidated financial statements and the related notes that appear elsewhere in this document, as well as with other sections of this Annual Report on Form 10-K, including "Item 8. Financial Statements and Supplementary Data." For an overview of our business and recent trends, refer to our "Business and Macroeconomic Environment" discussed below.

We begin our Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) with a discussion of our Business and Macroeconomic Environment followed by the Critical Accounting Policies and Estimates that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results. We then discuss our results of operations for fiscal 2024 compared to fiscal 2023, followed by an analysis of changes in our balance sheet and cash flows, and discuss our financial commitments in the section titled "Liquidity and Capital Resources." Our liquidity and capital resources section generally discusses fiscal 2024 compared to fiscal 2023. For our discussion of our fiscal 2023 results compared to fiscal 2022 for both our results of operations and our liquidity and capital resources sections, refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2023 filed with the SEC on May 25, 2023 which is incorporated by reference herein.

Business and Macroeconomic Environment

While strong customer demand for our products outpaced capacity in fiscal 2023, many of our customers felt the adverse effects of slowing economic activity, increasing business uncertainty, persistent inflation and higher interest rates in the March 2023 quarter which continued through fiscal 2024. During this period, we continued to receive requests to push out or cancel backlog resulting from customer actions to reduce inventory levels. However, beginning in the March 2024 quarter, we started seeing improvements in our business and customer requests to push out or cancel backlog started to decrease, bookings started to increase and the number of expedites and shipment pull in requests are growing. At the same time we continue to prioritize our efforts to manage our high inventory levels, and during the June 2024 quarter, we reduced production levels and implemented up to two weeks of shutdown days in our global production facilities. Consistent with the weak macroeconomic environment, most of our factory expansion activity remains paused and we have reduced our planned capital investments through fiscal 2025. We are unable to predict the timing or impact of any such slowdown on our business.

In response to industry capacity conditions improving and our product lead times reducing, we discontinued our Preferred Supply Program in February 2024 with respect to all new orders. We had initially launched our Preferred Supply Program in February 2021 to provide our customers with prioritized capacity when product demand in the industry significantly exceeded supply. Since the March 2022 quarter, we have been entering into LTSAs with certain of our customers for products that will be shipped in future periods. We also entered into certain LTSAs with key suppliers.

Critical Accounting Policies and Estimates

General

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. We review the accounting policies we use in reporting our financial results on a regular basis. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, inventories, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. We review these estimates and judgments on an ongoing basis. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We generate revenue primarily from sales of our semiconductor products to distributors and non-distributor customers (direct customers). We apply the following five-step approach to determine the timing and amount of revenue recognition: (i) identify the contract with the customer, (ii) identify performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when the performance obligation is satisfied.

Sales of semiconductor products to our customers are governed by a purchase order, an order acknowledgment, and a distributor agreement in the case of our distributor customers. Sales to customers do not meet the definition of a contract until the customer has sent in a purchase order, we have acknowledged the order, we have deemed the collectability of the consideration to be probable, and legally enforceable rights and obligations have been created. As is customary in the semiconductor industry, we offer price concessions and stock rotation rights to many of our distributors. As these are forms of variable consideration, we estimate the amount of consideration to which we will be entitled using recent historical data and applying the expected value method. Generally, the transaction price associated with contracts with direct customers is set at the standalone selling price and is not variable. After the transaction price has been determined and allocated to the performance obligations, we recognize revenue when the performance obligations are satisfied. Substantially all of the revenue generated from contracts with customers is recognized at, or near to, the time risk and title of the inventory transfers to the customer, which is generally upon shipment.

Overall, our estimates of adjustments to contract price due to variable consideration under our contracts with distributor customers, based on our assumptions, have been materially consistent with our actual results. However, these estimates are subject to management's judgment and actual provisions could be different from our estimates, resulting in future adjustments to our revenue and operating results. A 100-basis point increase in the blended price concession rate would have changed the measurement of our refund liability recorded within accrued liabilities by $10.1 million.

Inventories

Inventories are valued at the lower of cost or net realizable value using the first-in, first-out method. We record a charge to cost of sales to write down our inventory for estimated excess, obsolete or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we projected, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. In determining whether there is a risk of excess or obsolete inventory, we evaluate projected demand over periods that align with demand forecasts used to develop manufacturing plans and inventory build decisions and write down inventory on hand that is in excess of estimated demand. Management reviews and adjusts the estimates as appropriate based on specific situations. For example, demand can be adjusted up for new products for which historic sales are not representative of future demand. Alternatively, demand can be adjusted down to the extent any existing products are being replaced or discontinued. A 1% variance in the estimated demand for our products would have changed the estimated net realizable value of our inventory by approximately $3.2 million as of March 31, 2024.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to record our income taxes in each of the jurisdictions in which we operate.

Various taxing authorities in the U.S. and other countries in which we do business may scrutinize the tax structures employed by businesses. Companies of our size and complexity are regularly audited by the taxing authorities in the jurisdictions in which they conduct significant operations. We are currently being audited by the tax authorities in the U.S. and in various foreign jurisdictions. At this time, we do not know what the outcome of these audits will be. We record benefits for uncertain tax positions based on an assessment of whether it is more likely than not that the tax positions will be sustained based on their technical merits under currently enacted law. If this threshold is not met, no tax benefit of the uncertain tax position is recognized. If the threshold is met, we recognize the largest amount of the tax benefit that is more than 50% likely to be realized upon ultimate settlement.

The accounting model related to the valuation of uncertain tax positions requires us to presume that the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information and that each tax position will be evaluated without consideration of the possibility of offset or aggregation with other positions. The recognition requirement for the liability exists even if we believe the possibility of examination by a taxing authority or discovery of the related risk matters is remote or where we have a long history of the taxing authority not performing an exam or overlooking an issue. We will record an adjustment to a previously recorded position if new information or facts related to the position are identified in a subsequent period. Generally, adjustments to the positions are recorded through the income statement. Generally, adjustments will be recorded in periods subsequent to the initial recognition in light of changing facts and circumstances, such as the closing of a tax audit, the closing of a statutory audit period or changes in applicable law. Due to the inherent uncertainty in the estimation process, including the complexity involved to interpret and apply tax laws, and in consideration of the criteria of the accounting model, amounts recognized in the financial statements in periods subsequent to the initial recognition may significantly differ from the estimated exposure of the position under the accounting model.

Contingencies

In the ordinary course of our business, we are exposed to various liabilities as a result of contracts, product liability, customer claims, governmental investigations and other matters. Additionally, we are involved in a limited number of legal actions, both as plaintiff and defendant. Consequently, we could incur uninsured liability in any of those actions. We also periodically receive notifications from various third parties alleging infringement of patents or other intellectual property rights, or from customers requesting reimbursement for various costs. With respect to pending legal actions to which we are a party and other claims, although the outcomes are generally not determinable, we believe that the ultimate resolution of these matters will not have a material adverse effect on our financial position, cash flows or results of operations. Litigation, governmental investigations and disputes relating to the semiconductor industry are not uncommon, and we are, from time to time, subject to such litigation, governmental investigations and disputes. As a result, no assurances can be given with respect to the extent or outcome of any such litigation, governmental investigations or disputes in the future.

We accrue for claims and contingencies when losses become probable and reasonably estimable. As of the end of each applicable reporting period, we review each of our matters and, where it is probable that a liability has been or will be incurred, we accrue for all probable and reasonably estimable losses. Where we can reasonably estimate a range of losses we may incur regarding such a matter, we record an accrual for the amount within the range that constitutes our best estimate. If we can reasonably estimate a range but no amount within the range appears to be a better estimate than any other, we use the amount that is the low end of such range. Contingencies of an acquired company that exist as of the date of the acquisition are measured at fair value if determinable, which generally is based on a probability weighted model. If fair value is not determinable, contingencies of an acquired company are recognized when they become probable and reasonably estimable.

Results of Operations

The following table sets forth certain operational data as a percentage of net sales for fiscal 2024 and fiscal 2023:

	Fiscal Year Ended March 31,	
	2024	2023
Net sales	100.0 %	100.0 %
Cost of sales	34.6	32.5
Gross profit	65.4	67.5
Research and development	14.4	13.3
Selling, general and administrative	9.6	9.5
Amortization of acquired intangible assets	7.9	7.8
Special (income) charges and other, net	(0.2)	—
Operating income	33.7 %	36.9 %

Net Sales

We operate in two industry segments and engage primarily in the design, development, manufacture and sale of semiconductor products as well as the licensing of our SuperFlash and other technologies. We sell our products to distributors and OEMs in a broad range of markets, perform ongoing credit evaluations of our customers and generally require no collateral. In certain circumstances, a customer's financial condition may require collateral, and, in such cases, the collateral would be typically provided in the form of letters of credit.

The following table summarizes our net sales for fiscal 2024 and fiscal 2023 (dollars in millions):

	Fiscal Year Ended March 31,		
	2024	2023	Change
Net sales	$ 7,634.4	$ 8,438.7	(9.5)%

The decrease in net sales in fiscal 2024 compared to fiscal 2023 was primarily due to adverse economic conditions, including slowing economic activity, increasing business uncertainty, persistent inflation and higher interest rates which factors resulted in many customers having higher levels of inventory. Additionally, semiconductor industry conditions have resulted in increased costs throughout our supply chain, which we have been generally passing on to our customers in the form of price increases. Our price increases were implemented at various times and in various amounts throughout fiscal 2023 with respect to our very broad range of customers and products. These price increases contributed to the change in net sales during fiscal 2024. Due to the complexity of the implementation of the price increases and the changes in product, geographic and customer mix, we are not able to quantify the impact of the price increases on our net sales. Due to the size, complexity and diversity of our customer base, we are not able to quantify any material factor contributing to the changes in net sales. See our "Business and Macroeconomic Environment" discussion above for further information on our business outlook.

Other factors that we believe contributed to changes in our reported net sales for fiscal 2024 compared to fiscal 2023 and which are drivers of long-term trends in our net sales but which factors we are not able to quantify include:

- semiconductor industry conditions;
- our various new product offerings that have increased our served available market;
- customers' increasing needs for the flexibility offered by our programmable solutions; and
- increasing semiconductor content in our customers' products through our TSS product portfolio.

We sell a large number of products to a large and diverse customer base and there was not any single product or customer that accounted for a material portion of the change in our net sales in fiscal 2024 or fiscal 2023.

Net sales by product line for fiscal 2024 and fiscal 2023 were as follows (dollars in millions):

| | Fiscal Year Ended March 31, | | | |
	2024	%	2023	%
Mixed-signal Microcontrollers	$ 4,272.4	56.0	$ 4,755.7	56.3
Analog	2,016.4	26.4	2,376.9	28.2
Other	1,345.6	17.6	1,306.1	15.5
Total net sales	$ 7,634.4	100.0	$ 8,438.7	100.0

Mixed-signal Microcontrollers

Our mixed-signal microcontroller product line represents the largest component of our total net sales. Mixed-signal microcontrollers and associated application development systems accounted for approximately 56.0% and 56.3% of our net sales in fiscal 2024 and fiscal 2023, respectively.

Net sales of our mixed-signal microcontroller products decreased approximately 10.2% in fiscal 2024 compared to fiscal 2023. The decrease in net sales was primarily due to adverse economic conditions, including slowing economic activity, increasing business uncertainty, persistent inflation and higher interest rates which factors resulted in many customers having higher levels of inventory.

Historically, average selling prices in the semiconductor industry decrease over the life of any particular product. However, the overall average selling prices of our mixed-signal microcontroller products have increased in recent periods and have remained relatively stable over time due to the proprietary nature of these products. We have in the past been able to, and expect in the future to be able to, moderate average selling price declines in our mixed-signal microcontroller product lines by introducing new products with more features and higher prices.

Analog

Our analog product line includes analog, interface, mixed-signal and timing products. Our analog product line accounted for approximately 26.4% and 28.2% of our net sales in fiscal 2024 and fiscal 2023, respectively.

Net sales from our analog product line decreased approximately 15.2% in fiscal 2024 compared to fiscal 2023. The decrease in net sales was primarily due to adverse economic conditions, including slowing economic activity, increasing business uncertainty, persistent inflation and higher interest rates which factors resulted in many customers having higher levels of inventory.

We consider a majority of the products in our analog product line to be proprietary in nature, where prices are relatively stable, similar to the pricing stability experienced in our mixed-signal microcontroller products. The non-proprietary portion of our analog product line will experience price fluctuations, driven primarily by the current supply and demand for those products.

Other

Our other product line includes FPGA products, royalties associated with licenses for the use of our SuperFlash and other technologies, sales of our intellectual property, fees for engineering services, memory products, timing systems, manufacturing services (wafer foundry and assembly and test subcontracting), legacy application specific integrated circuits, and certain products for aerospace applications. Revenue from these services and products accounted for approximately 17.6% and 15.5% of our net sales in fiscal 2024 and fiscal 2023, respectively.

Net sales related to these products and services increased approximately 3.0% in fiscal 2024 compared to fiscal 2023. The increase in net sales was primarily due to strength in our FPGA product line. Net sales of our other product line can fluctuate over time based on general economic and semiconductor industry conditions as well as changes in demand for our FPGA products, licenses, engineering services, memory products, timing systems, and manufacturing services (wafer foundry and assembly and test subcontracting).

Distribution

Distributors accounted for approximately 47% of our net sales in each of fiscal 2024 and fiscal 2023. With the exception of Arrow Electronics, our largest distributor, which made up 12% and 11% of our net sales in fiscal 2024 and in fiscal 2023, respectively, no other distributor or direct customer accounted for more than 10% of our net sales in fiscal 2024 or in fiscal 2023. Our distributors focus primarily on servicing the product requirements of a broad base of diverse customers. We believe that distributors provide an effective means of reaching this broad and diverse customer base and that customers recognize Microchip for its products and brand name and use distributors as an effective supply channel.

Generally, we do not have long-term agreements with our distributors and we, or our distributors, may terminate our relationships with each other with little or no advance notice. The loss of, or the disruption in the operations of, one or more of our distributors could reduce our future net sales in a given quarter and could result in an increase in inventory returns.

At March 31, 2024, our distributors maintained 41 days of inventory of our products compared to 24 days at March 31, 2023. Over the past ten fiscal years, the days of inventory maintained by our distributors have fluctuated between approximately 17 days and 41 days. Inventory holding patterns at our distributors may have a material impact on our net sales. Due to the relatively high level of inventory days, we have accommodated efforts by our distributors to manage their inventory levels.

Sales by Geography

Sales by geography for fiscal 2024 and fiscal 2023 were as follows (dollars in millions):

| | Fiscal Year Ended March 31, | | | |
	2024	%	2023	%
Americas	$ 2,215.4	29.0	$ 2,169.0	25.7
Europe	1,851.7	24.3	1,774.8	21.0
Asia	3,567.3	46.7	4,494.9	53.3
Total net sales	$ 7,634.4	100.0	$ 8,438.7	100.0

Americas sales include sales to customers in the U.S., Canada, Central America and South America. Sales to foreign customers accounted for approximately 75% and 78% of our net sales in fiscal 2024 and fiscal 2023, respectively. The decrease in net sales in Asia in fiscal 2024 compared to fiscal 2023 was primarily due to unfavorable business conditions and weakening demand in the China market. The increase in net sales in the Americas and Europe in fiscal 2024 compared to fiscal 2023 was driven by our available capacity due to the weakening demand in Asia and was offset by the adverse economic conditions in the regions. Substantially all of our foreign sales are U.S. dollar denominated. Our sales force in the Americas and Europe supports a significant portion of the design activity for products which are ultimately shipped to Asia.

Gross Profit

Our gross profit in fiscal 2024 was $5.00 billion, or 65.4% of net sales, compared to $5.70 billion, or 67.5% of net sales, in fiscal 2023.

The primary reason for the decrease in gross profit of $545.3 million in fiscal 2024 compared to fiscal 2023 was an unfavorable net impact of sales volume, product mix and average gross profit per unit in fiscal 2024. The net impact of product mix and average gross profit per unit may fluctuate over time due to the mix of sales volumes of lower or higher margin products, changes in selling prices, and fluctuations in product costs. We are not able to separately quantify these impacts on our gross profit. The net impact to our gross profit from inventory reserve charges was an adverse impact of $58.4 million in fiscal 2024 compared to fiscal 2023. The gross margin impact of changes in licensing revenue, which has no associated cost of sales, was an adverse impact of $57.6 million in fiscal 2024 compared to fiscal 2023. The impact of unabsorbed capacity charges was an adverse impact of $40.7 million in fiscal 2024 compared to fiscal 2023. Unabsorbed capacity charges are expensed as incurred when we operate our manufacturing facilities below normal levels.

Our overall inventory was $1.32 billion at March 31, 2024 and 2023. We maintained 224 days of inventory on our balance sheet at March 31, 2024 compared to 169 days of inventory at March 31, 2023. Our overall inventory level was flat as a result of our efforts to balance manufacturing production, customer demand and inventory levels. However, our days of inventory increased significantly due to lower net sales. Our inventory amounts are impacted by timing of shipment activity in the quarter, the timing of receipt of raw materials, foundry wafers, and strategic last time buy materials and completion of finished goods.

We operate assembly and test facilities in Thailand, the Philippines, and other locations throughout the world. Approximately 59% of our assembly requirements were performed in our internal assembly facilities during each of fiscal 2024 and fiscal 2023. During fiscal 2024, approximately 71% of our test requirements were performed in our internal facilities, compared to approximately 67% during fiscal 2023. The percentage of our assembly and test operations that are performed internally fluctuates over time based on supply and demand conditions in the semiconductor industry, our internal capacity capabilities and our acquisition activities. We believe that the assembly and test operations performed at our internal facilities provide us with significant cost savings compared to third-party contractor assembly and test costs, as well as increased control over these portions of the manufacturing process. We plan to continue to selectively invest in assembly and test equipment to increase our internal capacity capabilities and transition certain outsourced assembly and test capacity to our internal facilities.

We rely on outside wafer foundries for a significant portion of our wafer fabrication requirements. During fiscal 2024, approximately 64% of our net sales came from products that were produced at outside wafer foundries, compared to approximately 63% during fiscal 2023. This percentage may vary based on supply and demand conditions in the market.

We anticipate that our gross margins will fluctuate over time, driven primarily by capacity utilization levels, the overall mix of products sold during the period, as well as manufacturing yields, unabsorbed capacity charges, and competitive and economic conditions in the markets we serve. We continue to transition products to more advanced process technologies to reduce future manufacturing costs.

Research and Development

R&D expenses for fiscal 2024 were $1.10 billion, or 14.4% of net sales, compared to $1.12 billion, or 13.3% of net sales, for fiscal 2023. We are committed to investing in new and enhanced products, including development systems software, and in our design and manufacturing process technologies. We believe these investments are significant factors in maintaining our competitive position. R&D costs are expensed as incurred. Assets purchased to support our ongoing research and development activities are capitalized when related to products which have achieved technological feasibility or that have alternative future uses and are amortized over their expected useful lives. R&D expenses include labor, depreciation, masks, prototype wafers, and expenses for the development of process technologies, new packages, and software to support new products and design environments.

R&D expenses decreased $20.9 million, or 1.9%, for fiscal 2024 compared to fiscal 2023. The primary reason for the decrease in R&D expenses in fiscal 2024 compared to fiscal 2023 was lower employee compensation costs.

R&D expenses fluctuate over time, primarily due to revenue and operating expense investment levels.

Selling, General and Administrative

Selling, general and administrative expenses for fiscal 2024 were $734.2 million, or 9.6% of net sales, compared to $797.7 million, or 9.5% of net sales, for fiscal 2023. Our goal is to continue to be more efficient with our selling, general and administrative expenses. Selling, general and administrative expenses include salary expenses related to field sales, marketing and administrative personnel, advertising and promotional expenditures and legal expenses as well as costs related to our direct sales force, CEMs and ESEs who work remotely from sales offices worldwide to stimulate demand by assisting customers in the selection and use of our products.

Selling, general and administrative expenses decreased $63.5 million, or 8.0%, for fiscal 2024 compared to fiscal 2023. The primary reason for the decrease in selling, general and administrative expenses was lower employee compensation costs.

Selling, general and administrative expenses fluctuate over time, primarily due to revenue and operating expense investment levels.

Amortization of Acquired Intangible Assets

Amortization of acquired intangible assets in fiscal 2024 was $605.4 million compared to $669.9 million in fiscal 2023. The primary reason for the decrease in acquired intangible asset amortization was due to the use of accelerated amortization methods for assets placed in service in previous fiscal years.

Special (Income) Charges and Other, Net

During fiscal 2024, we earned special income and other, net of $12.3 million primarily due to the favorable resolution of a previously accrued unclaimed property audit matter partially offset by restructuring costs of acquired and existing wafer fabrication operations to increase operational efficiency. During fiscal 2023, we earned special income and other, net of $4.0 million primarily related to a favorable resolution of a previously accrued legal matter partially offset by restructuring costs of acquired and existing wafer fabrication operations to increase operational efficiency. Restructuring expenses incurred during fiscal 2024 and fiscal 2023 include $6.2 million and $16.8 million, respectively, related to the restructuring of our wafer fabrication operations.

Other Income (Expense)

Interest income in fiscal 2024 was $7.6 million compared to $2.1 million in fiscal 2023.

Interest expense in fiscal 2024 was $198.3 million compared to $203.9 million in fiscal 2023. The primary reason for the decrease in interest expense in fiscal 2024 compared to fiscal 2023 is due to the cumulative pay down of our debt offset by higher interest rates on our outstanding variable rate debt.

Loss on settlement of debt in fiscal 2024 was $12.2 million compared to $8.3 million in fiscal 2023. In fiscal 2024 and in fiscal 2023, the losses related to the settlement of a portion of our outstanding Convertible Debt.

Other loss, net, in fiscal 2024 was $2.2 million compared to other income, net of $3.8 million in fiscal 2023. The primary reason for the change in other (loss) income, net during fiscal 2024 compared to fiscal 2023 relates to foreign currency exchange rate fluctuations.

Provision for Income Taxes

Our provision for income taxes is attributable to U.S. federal, state, and foreign income taxes. Our effective tax rate for the fiscal year ended March 31, 2024, decreased over the same period last year as a result of changes in tax laws and changes to the valuation allowance established for certain deferred tax assets.

Our effective tax rate in fiscal 2024 includes a $69.8 million tax benefit received from current year generated R&D credits, which reduced our effective tax rate by 3.0%; and a $62.9 million tax expense for the effects of foreign operations, which increased our effective tax rate by 2.7%.

Our effective tax rate in fiscal 2023 includes a $63.8 million tax benefit received from R&D credits, which reduced our effective tax rate by 2.2%; an $11.4 million tax benefit for share-based compensation deductions, which reduced our effective tax rate by 0.4%; a $50.6 million tax expense related to changes in various tax reserves, which increased our effective tax rate by 1.7%; and a $258.9 million tax expense for the effects of foreign operations, which increased our effective tax rate by 8.9%.

We are subject to taxation in many jurisdictions in which we have operations. The effective tax rates that we pay in these jurisdictions vary widely, but they are generally lower than our combined U.S. federal and state effective tax rate. Our domestic blended statutory tax rate in each of fiscal 2024 and fiscal 2023 was approximately 22%. Our non-U.S. blended statutory tax rates in fiscal 2024 and fiscal 2023 were lower than this amount. The difference in rates applicable in foreign jurisdictions results from a number of factors, including lower statutory rates, tax holidays, financing arrangements and other factors. Our effective tax rate has been and will continue to be impacted by the geographical dispersion of our earnings and losses.

Our foreign tax rate differential benefit primarily relates to our operations in Malta taxed at a 5.0% statutory tax rate and Ireland taxed at a 12.5% statutory tax rate. Additionally, our Thailand manufacturing operations are currently subject to numerous tax holidays granted to us based on our investment in property, plant, and equipment in Thailand. Our tax holiday periods in Thailand expire at various times in the future; however, we actively seek to obtain new tax holidays, otherwise we will be subject to tax at the statutory tax rate of 20.0%. We do not expect the future expiration of any of our tax holiday periods in Thailand to have a material impact on our effective tax rate.

In September 2021, we received a Statutory Notice of Deficiency (2007 to 2012 Notice) from the United States Internal Revenue Service (IRS) for fiscal 2007 through fiscal 2012. The disputed amounts largely relate to transfer pricing matters. In December 2021, we filed a petition in the U.S. Tax Court challenging the 2007 to 2012 Notice.

In September 2023, we received a Revenue Agent Report (RAR) from the IRS for fiscal 2013 and fiscal 2016. In October 2023, we received a Statutory Notice of Deficiency (2014 to 2015 Notice) from the IRS for fiscal 2014 and fiscal 2015. The disputed amounts for fiscal 2013 to fiscal 2016 largely relate to transfer pricing matters. In December 2023, we filed a petition in the U.S. Tax Court challenging the 2014 to 2015 Notice.

In May 2023, we received a proposed income adjustment from the Malaysian Inland Revenue Board (IRB) for fiscal 2020. In December 2023, we received a Notice of Assessment from the IRB asserting the same proposed income adjustment. If the adjustment is upheld by the highest court that has jurisdiction over this matter in Malaysia, it could result in income taxes and penalties up to $410.0 million. The disputed amounts largely relate to the characterization of certain assets. Depending on the outcome of the IRB audit, we may need to adjudicate this matter in Malaysia, and if we do, we may be required to pay the assessment and then, upon a series of favorable court rulings, request a refund of the amount. The timing of adjudicating this matter is uncertain but could commence in the next 12 months.

We firmly believe that the assessments described above are without merit and plan to pursue all available administrative and judicial remedies necessary to resolve these matters. We intend to vigorously defend our positions and we are confident in our ability to prevail on the merits. We regularly assess the likelihood of adverse outcomes resulting from examinations such as these to determine the adequacy of our tax reserves. The ultimate outcome of disputes of this nature is uncertain, and if the IRS and IRB were to prevail on their assertions, the assessed tax, penalties, and deficiency interest could have a material adverse impact on our financial position, results of operations or cash flows.

Various taxing authorities in the U.S. and other countries in which we do business are increasing their scrutiny of the tax structures employed by businesses. Companies of our size and complexity are regularly audited by the taxing authorities in the jurisdictions in which they conduct significant operations. For U.S. federal, and in general for U.S. state tax returns, our fiscal 2007 and later tax returns remain effectively open for examination by the taxing authorities. We are currently being audited by the tax authorities in the U.S. and in various foreign jurisdictions. At this time, we do not know what the outcome of these audits will be. We record benefits for uncertain tax positions based on an assessment of whether it is more likely than not that the tax positions will be sustained based on their technical merits under currently enacted law. If this threshold is not met, no tax benefit of the uncertain tax position is recognized. If the threshold is met, we recognize the largest amount of the tax benefit that is more than 50% likely to be realized upon ultimate settlement.

In August 2022, the U.S. government enacted the Inflation Reduction Act into law. The Inflation Reduction Act includes a new corporate alternative minimum tax (Corporate AMT) of 15.0% on the adjusted financial statement income (AFSI) of corporations with average AFSI exceeding $1.00 billion over a three-year period, as well as a 1% excise tax on the net fair market value of stock repurchases made after December 31, 2022. The Corporate AMT is effective beginning in fiscal 2024. The Inflation Reduction Act did not have a material impact on our tax expense, cash taxes, or effective tax rate for the years ending March 31, 2024 and March 31, 2023.

As of March 31, 2024, 27 countries have enacted various aspects of the Organisation for Economic Co-operation and Development's Base Erosion and Profit Shifting Project to ensure that multinational enterprises pay a GMT. In 24 of those countries, the GMT is effective for tax years beginning in our fiscal 2025. Based on currently enacted law, the impact of GMT on the fiscal 2025 results is not expected to be material.

Liquidity and Capital Resources

We had $319.7 million in cash and cash equivalents at March 31, 2024, an increase of $85.7 million from the March 31, 2023 balance.

Operating Activities

Net cash provided by operating activities was $2.89 billion in fiscal 2024 primarily due to net income of $1.91 billion, adjusted for non-cash and non-operating charges of $1.06 billion and net cash outflows of $76.7 million from changes in our operating assets and liabilities. The primary drivers of the changes in operating assets and liabilities in fiscal 2024 include a decrease in accounts payable due to lower spending in adverse economic conditions, decreases in accrued liabilities driven by lower accruals related to employee compensation offset by higher deferred revenue and sales related reserves, increases in other assets driven by payments for manufacturing supply capacity reservation commitments offset by increases in other liabilities due to cash collected from customers under our LTSAs, and a decrease in income tax payable, offset by a decrease in trade accounts receivable driven primarily by reduced revenue and timing of shipments and collections, and a decrease in inventories related to our efforts to balance manufacturing production, customer demand and inventory levels. The cash collected from these LTSAs is refundable when customers fulfill their purchase commitments. In future periods, we expect cash inflows under these LTSAs to decrease, and cash outflows to increase as amounts are refunded to customers (see "Note 2. Net Sales" to our consolidated financial statements). Net cash provided by operating activities was $3.62 billion in fiscal 2023 primarily due to net income of $2.24 billion, adjusted for non-cash and non-operating charges of $1.40 billion and net cash outflows of $16.0 million from changes in our operating assets and liabilities.

Investing Activities

Net cash used in investing activities was $392.1 million for fiscal 2024 compared to $599.5 million for fiscal 2023. Fiscal 2024 and fiscal 2023 investing cash flows primarily related to capital purchases and investments in other assets.

Our level of capital expenditures varies from time to time as a result of actual and anticipated business conditions. Capital expenditures were $285.1 million and $486.2 million in fiscal 2024 and fiscal 2023, respectively. Capital expenditures were primarily for the expansion of production capacity and the addition of research and development equipment. Consistent with the slowing macroeconomic environment which began in the March 2023 quarter, we have paused most of our factory expansion actions and reduced our planned capital investments for fiscal 2025. We currently intend to invest about $175 million in equipment and facilities during the next 12 months. We believe that the capital expenditures anticipated to be incurred over the next 12 months will provide sufficient manufacturing capacity to support the growth of our production capabilities for our new products and technologies and to bring in-house more of the assembly and test operations that are currently outsourced. We expect to finance our capital expenditures through our existing cash balances and cash flows from operations. In February 2023, we announced our plan to invest $880 million over the next several years to expand our SiC and silicon production capacity, including the production of 8-inch wafers, at our Fab 5 facility. While select investments are still being made, in the fourth quarter of fiscal 2024, we paused most of our expansion activity. In August 2022, the U.S. government enacted the CHIPS Act which is to provide billions of dollars of cash incentives and a new investment tax credit to increase domestic manufacturing capacity in our industry. In December 2023, we reached a Preliminary Memorandum of Terms with the U.S. Department of Commerce for $162 million in CHIPS Act grants for two of our U.S. wafer fabrication facilities. These preliminary terms are subject to a comprehensive due diligence process and continued negotiation and review and there can be no assurance that the grants will receive final approval. If we do receive a CHIPS Act grant, the restrictions and operational requirements that are imposed on CHIPS Act grant recipients could add complexity to our operations and increase our costs. We expect to receive the cash benefit associated with the investment tax credit for qualifying capital expenditures in future periods and expect to apply for other incentives provided by the legislation; however, there can be no assurance that we will receive any such other incentives, what the amount and timing of any incentive we receive will be, as to which other companies will receive incentives and whether the legislation will have a positive or negative impact on our competitive position.

Financing Activities

Net cash used in financing activities was $2.41 billion for fiscal 2024 compared to $3.10 billion for fiscal 2023. Significant transactions affecting our net financing cash flows included:

- in fiscal 2024, $537.7 million of cash used to pay down certain principal of our debt, including our 2015 Senior Convertible Debt, our 2017 Senior Convertible Debt, our 2017 Junior Convertible Debt, our 4.333% 2023 Notes, our 2.670% 2023 Notes, our 0.972% 2024 Notes, and our Revolving Credit Facility, partially funded by proceeds from borrowings on our 2025 Term Loan Facility, proceeds from the issuance of our Commercial Paper, and proceeds from the issuance of our 5.050% 2029 Notes, and
- in fiscal 2023, $1.47 billion of cash used to pay down certain principal of our debt, including our 2015 Senior Convertible Debt, our 2017 Senior Convertible Debt, our 2017 Junior Convertible Debt, and our Revolving Credit Facility, and
- in fiscal 2024 and fiscal 2023, we paid cash dividends to our stockholders of $911.5 million and $695.3 million, respectively, and
- in fiscal 2024 and fiscal 2023, we repurchased shares of our common stock for $982.1 million and $945.8 million, respectively.

In August 2023, our amended and restated Credit Agreement, dated as of December 16, 2021, was amended by the first incremental term loan amendment, dated as of August 31, 2023. Pursuant to this amendment, we borrowed an aggregate principal amount of $750.0 million under the new 2025 Term Loan Facility bearing interest at the Adjusted Term SOFR Rate, plus a margin of 1.125% to 1.5%, or Alternate Base Rate, plus a margin of 0.125% to 0.5%, with a maturity date of August 31, 2025. The interest rate margins are determined based on our credit ratings. In September 2023, we established a Commercial Paper program under which we may issue short-term unsecured promissory notes up to a maximum principal amount outstanding at any time of $2.75 billion with a maturity of up to 397 days from the date of issue. The Commercial Paper is sold from time to time at a discount from par or alternatively, sold at par and bears interest rates that will vary based on market conditions and the time of issuance. The outstanding Commercial Paper balance will reduce the amounts that would otherwise be available to borrow under our Revolving Credit Facility. As of March 31, 2024, the principal amount of our outstanding indebtedness was $6.02 billion. At March 31, 2024, we had no outstanding borrowings under the Revolving Credit Facility compared to $100.0 million at March 31, 2023. At March 31, 2024, we had $1.36 billion in outstanding principal amount of Commercial Paper.

Capital Returns

In November 2021, our Board of Directors authorized the repurchase of up to $4.00 billion of our common stock in the open market or in privately negotiated transactions. In fiscal 2024, we repurchased approximately 11.9 million shares of our common stock for $982.1 million under this authorization. In fiscal 2023, we repurchased approximately 12.9 million shares of our common stock for $945.8 million under this authorization. As of March 31, 2024, approximately $1.65 billion remained available for repurchases under the program. As of March 31, 2024, we held approximately 41.1 million shares as treasury shares. Our current intent is to regularly repurchase shares of our common stock over time based on our cash generation, leverage metrics, and market conditions.

In October 2002, we announced that our Board of Directors had approved and instituted a quarterly cash dividend on our common stock. To date, our cumulative dividend payments have totaled approximately $6.65 billion. Cash dividends paid per share were $1.682 and $1.263 during fiscal 2024 and fiscal 2023, respectively. Total dividend payments amounted to $911.5 million and $695.3 million during fiscal 2024 and fiscal 2023, respectively. A quarterly dividend of $0.452 per share was declared on May 6, 2024 and will be paid on June 5, 2024 to stockholders of record as of May 22, 2024. We expect the aggregate cash dividend for the June 2024 quarter to be approximately $243.0 million. Our Board is free to change our dividend practices at any time and to increase or decrease the dividend paid, or not to pay a dividend on our common stock on the basis of our results of operations, financial condition, cash requirements and future prospects, and other factors deemed relevant by our Board. Our current intent is to increase our quarterly cash dividends depending upon market conditions, our results of operations, and potential changes in tax laws.

We believe that our existing sources of liquidity combined with cash generated from operations, borrowings under our Revolving Credit Facility and our 2025 Term Loan Facility, and proceeds from issuance of our Commercial Paper will be sufficient to meet our currently anticipated cash requirements for at least the next 12 months. Our long-term liquidity requirements primarily arise from working capital requirements, interest and principal repayments related to our outstanding indebtedness, capital expenditures, cash dividends, share repurchases, and income tax payments. For additional information regarding our cash requirements see "Note 10. Commitments and Contingencies", "Note 9. Leases", "Note 5. Debt" and "Note

11. Income Taxes" to our consolidated financial statements. The semiconductor industry is capital intensive and in order to remain competitive, we must constantly evaluate the need to make significant investments in capital equipment for both production and research and development and to expand our existing facilities or potentially construct new facilities. We may increase our borrowings under our Revolving Credit Facility or our Commercial Paper program or seek additional equity or debt financing from time to time to refinance our existing debt, maintain or expand our wafer fabrication and product assembly and test facilities, for cash dividends, for share repurchases or for acquisitions or other purposes. The timing and amount of any such financing requirements will depend on a number of factors, including the maturity dates of our existing debt, our level of dividend payments, changes in tax laws and regulations regarding the repatriation of offshore cash, demand for our products, changes in industry conditions, product mix, competitive factors and our ability to identify suitable acquisition candidates. We plan to refinance certain of our existing notes as they mature and we may from time to time seek to refinance certain of our other outstanding debt or Convertible Debt through issuances of new notes or convertible debt, term loans, Commercial Paper, tender offers, exchange transactions or open market repurchases. Such issuances, tender offers or exchanges or purchases, if any, will depend on prevailing market conditions, our ability to negotiate acceptable terms, our liquidity position and other factors. There can be no assurance that any financing will be available on acceptable terms due to uncertainties resulting from rising interest rates, higher inflation, economic uncertainty, instability in the banking sector, public health concerns, or other factors, and any additional equity financing or convertible debt financing would result in incremental ownership dilution to our existing stockholders. We are also pursuing incentives under the CHIPS Act to increase our domestic manufacturing capacity; however, there can be no assurance that we will receive any such incentives or what the amount and timing of any incentive we receive will be.

Summarized Financial Information

The tables below present the summarized financial information on a combined basis for Microchip Technology Incorporated and the following subsidiaries of Microchip Technology Incorporated that provide guarantees of our Senior Notes: Atmel Corporation, Microchip Holding Corporation, Microchip Technology LLC, Silicon Storage Technology, Inc., Microsemi Corporation, and Microsemi Storage Solutions, Inc. (such subsidiaries collectively, the Subsidiary Obligors). The debt securities are fully and unconditionally guaranteed by the aforementioned subsidiaries and rank equally in right of payment with all of our existing and future unsecured and unsubordinated obligations. The summarized financial information is provided in accordance with the reporting requirements of Rule 13-01 under Regulation S-X and is not intended to present our financial position or results of operations in accordance with generally accepted accounting principles as such principles are in effect in the U.S.

We have presented summarized financial information below for Microchip Technology Incorporated and the Subsidiary Obligors after the elimination of intercompany transactions and balances among Microchip Technology Incorporated and the Subsidiary Obligors and investments in any subsidiaries (in millions). The Subsidiary Obligors regularly sell goods and services to non-guarantor subsidiaries (Non-Guarantors) and the Subsidiary Obligors regularly purchase goods and services from Non-Guarantor through intercompany arrangements. The summarized financial information does not eliminate the effects of these intercompany arrangements and separately presents the net effect of all of the Subsidiary Obligors' transactions with Non-Guarantor for the financial measures presented below.

	March 31, 2024
Current assets, excluding intercompany	$ 470.8
Intercompany receivables from Non-Guarantors	2,665.6
Goodwill and intangible assets, net of accumulated amortization	4,619.0
Non-current assets, excluding intercompany	915.7
Non-current intercompany receivables from Non-Guarantors	186.6
Total assets	$ 8,857.7
Current liabilities, excluding intercompany	$ 618.1
Intercompany payables due to Non-Guarantors	5,867.6
Long-term debt	5,000.4
Non-current liabilities, excluding intercompany	1,037.7
Non-current intercompany payables due to Non-Guarantors	2,158.3
Total liabilities	$ 14,682.1

	Fiscal Year Ended March 31,
	2024
Revenue, excluding intercompany	$ 2,242.7
Revenue from Non-Guarantors	560.4
Total revenue	$ 2,803.1
Gross profit, excluding intercompany	1,973.4
Gross loss from Non-Guarantors	(692.9)
Total gross profit	$ 1,280.5
Operating income, excluding intercompany	1,419.9
Operating loss from Non-Guarantors	(692.9)
Total operating income	$ 727.0
Net income, excluding intercompany	1,198.6
Net loss from Non-Guarantors	(733.4)
Total net income	$ 465.2

Recently Issued Accounting Pronouncements

Refer to Note 1 to our consolidated financial statements regarding recently issued accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of March 31, 2024, our current and long-term debt totaled $6.02 billion. We have no interest rate exposure to rate changes on our fixed rate debt, which totaled $5.27 billion as of March 31, 2024. We have interest rate exposure with respect to the $750.0 million of our variable interest rate debt outstanding under our 2025 Term Loan Facility, as of March 31, 2024. A 50-basis point increase in interest rates would increase our expected annual interest expense for the next 12 months by approximately $3.8 million. We intend to finance the repayment of a portion of our fixed rate debt maturing within the next 12 months using available borrowings under our Revolving Credit Facility, new fixed rate notes, term loans, convertible debt, Commercial Paper or other instruments at which point, changes in interest rates will have a more significant impact on our interest expense if we refinance such fixed rate debt with variable rate debt. For additional information, refer to "Note 5. Debt" for a summary of our debt obligations by maturity date.

Inflation Risk

Inflation has not had a material adverse impact on our operating results in recent periods. However, if our costs were to continue to become subject to significant inflationary pressures, we may not be able to continue to offset such higher costs through price increases which could adversely impact our operating results.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements listed in the index appearing under Item 15(a)(1) hereof are filed as part of this Form 10-K. See also Index to Financial Statements below.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, as required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act, we evaluated under the supervision of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Exchange Act). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our disclosure controls and procedures include components of our internal control over financial reporting. Management's assessment of the effectiveness of our internal control over financial reporting is expressed at the level of reasonable assurance because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

Management Report on Internal Control Over Financial Reporting

Our management, including our principal executive officer and our principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management assessed our internal control over financial reporting as of March 31, 2024, the end of our fiscal year. Management based its assessment on criteria established in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. This assessment is supported by testing and monitoring performed by our finance organization.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. GAAP. We reviewed the results of management's assessment with the Audit Committee of our Board of Directors.

Ernst & Young LLP, an independent registered public accounting firm, who audited our consolidated financial statements included in this Form 10-K has issued an attestation report on our internal control over financial reporting as of March 31, 2024, which is included on page F-3.

Changes in Internal Control over Financial Reporting

During the three months ended March 31, 2024, there was no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Trading Arrangements

None of our officers or directors adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the fourth quarter of fiscal 2024.

Change of Control Agreements

On May 21, 2024, our Board of Directors approved a form of Change of Control Severance Agreement (the "Severance Agreement") and authorized the Company to enter into such an agreement with Ganesh Moorthy, our Chief Executive Officer and President; Richard Simoncic, our Chief Operating Officer and J. Eric Bjornholt, our Senior Vice President and Chief Financial Officer. The Severance Agreement provides that following the termination of employment under certain conditions (as described below) within the period beginning three months prior to a change of control of the company and ending on the two-year anniversary of the change of control (the "change of control period"), the executive's employment is terminated by the company other than for "cause," death or disability, or the executive resigns for "good reason," then the executive will be entitled to receive:

- a lump sum payment equal to twenty four months (for Mr. Moorthy) and eighteen months (for Messrs. Simoncic and Bjornholt) of his then-current annual base salary;
- a lump sum payment equal to two hundred percent (200%) (for Mr. Moorthy) and one hundred and fifty percent (150%) (for Messrs. Simoncic and Bjornholt) of the employee's highest annual incentive compensation amount paid during any of the preceding three (3) full plan years;
- a lump sum payment representing the cost of COBRA premiums for medical, vision and dental coverage for the employee and employee's eligible dependents for twenty-four months (for Mr. Moorthy) and eighteen months (for Messrs. Simoncic and Bjornholt); and
- accelerated vesting as to one hundred percent (100%) of the employee's outstanding equity awards subject to service-based vesting and accelerated vesting of outstanding equity awards subject to performance-based vesting criteria at the greater of target performance or the amount provided under the terms of the individual award agreement.

The Severance Agreement conditions receipt of the severance payments and benefits under the agreement on the executive entering into a release of claims in favor of the company.

The Severance Agreement will supersede and replace the terms of the existing change in control severance agreements with Mr. Moorthy, Mr. Simoncic and Mr. Bjornholt. The Severance Agreement effects certain changes to the existing change of control agreements for such executives including, for each such executive, the elimination of the payment to cover excise taxes under Section 4999 of the Internal Revenue Code if the payments provided in the change of control agreement result in "parachute payments" under Section 280G of the Internal Revenue Code and, for Mr. Bjornholt, the elimination of single-trigger vesting of all equity compensation upon a change of control.

The foregoing description of the form of Severance Agreement to be entered into with the executives specified above is qualified in its entirety by reference to the full text of the form of Change in Control Severance Agreement, a copy of which is filed with this Annual Report on Form 10-K as Exhibit 10.27.

Board Member Retirement

On May 20, 2024, Wade Meyercord informed us of his retirement from our Board of Directors effective immediately prior to our Annual Meeting of Stockholders to be held on August 20, 2024.

We thank Mr. Meyercord for his many years of service on the Board of Directors.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information on the members of our Board of Directors is incorporated herein by reference to our proxy statement for our 2024 annual meeting of stockholders under the captions "The Board of Directors," and "Proposal One – Election of Directors."

Information on the composition of our audit committee and the members of our audit committee, including information on our audit committee financial experts, is incorporated by reference to our proxy statement for our 2024 annual meeting of stockholders under the caption "The Board of Directors – Committees of the Board of Directors – Audit Committee."

Information on our executive officers is provided in Item 1, Part I of this Form 10-K under the caption "Executive Officers of the Registrant" at page 11, above.

Information with respect to compliance with Section 16(a) of the Exchange Act, is incorporated herein by reference to our proxy statement for our 2024 annual meeting of stockholders under the caption "Delinquent Section 16(a) Reports."

Information with respect to our code of ethics that applies to our directors, executive officers (including our principal executive officer and our principal financial and accounting officer) and employees is incorporated by reference to our proxy statement for our 2024 annual meeting of stockholders under the caption "Code of Business Conduct and Ethics." A copy of our Code of Business Conduct and Ethics is available on our website at the Investor Relations section under Mission Statement/Corporate Governance on www.microchip.com.

Information regarding material changes, if any, to procedures by which security holders may recommend nominees to our Board of Directors is incorporated by reference to our proxy statement for the 2024 annual meeting of stockholders under the caption "Requirements, Including Deadlines, for Receipt of Stockholder Proposals for the 2024 Annual Meeting of Stockholders; Discretionary Authority to Vote on Stockholder Proposals."

Our Board of Directors has adopted insider trading policies and procedures governing the purchase, sale, or any other disposition of the Company's securities and material non-public information that are designed to promote compliance with insider trading laws, rules, regulations, and applicable NASDAQ standards. Our insider trading policies and procedures apply to the Company and its directors, officers, employees, contractors, agents, service providers, and their immediate family members and continue to apply so long as they remain in possession of material non-public information. A copy of our insider trading policies and procedures is filed with this Annual Report on Form 10-K as Exhibit 19.1.

Item 11. Executive Compensation

Information with respect to executive compensation is incorporated herein by reference to the information under the caption "Executive Compensation" in our proxy statement for our 2024 annual meeting of stockholders.

Information with respect to director compensation is incorporated herein by reference to the information under the caption "The Board of Directors – Director Compensation" in our proxy statement for our 2024 annual meeting of stockholders.

Information with respect to compensation committee interlocks and insider participation in compensation decisions is incorporated herein by reference to the information under the caption "The Board of Directors – Compensation Committee Interlocks and Insider Participation" in our proxy statement for our 2024 annual meeting of stockholders.

Our Board compensation committee report on executive compensation is incorporated herein by reference to the information under the caption "Executive Compensation – Compensation Committee Report on Executive Compensation" in our proxy statement for our 2024 annual meeting of stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to securities authorized for issuance under our equity compensation plans is incorporated herein by reference to the information under the caption "Executive Compensation – Equity Compensation Plan Information" in our proxy statement for our 2024 annual meeting of stockholders.

Information with respect to security ownership of certain beneficial owners, members of our Board of Directors and management is incorporated herein by reference to the information under the caption "Security Ownership of Principal Stockholders, Directors and Executive Officers" in our proxy statement for our 2024 annual meeting of stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item pursuant to Item 404 of Regulation S-K is incorporated by reference to the information under the caption "Certain Transactions" contained in our proxy statement for our 2024 annual meeting of stockholders.

The information required by this Item pursuant to Item 407(a) of Regulation S-K regarding the independence of our directors is incorporated by reference to the information under the caption "Meetings of the Board of Directors" contained in our proxy statement for our 2024 annual meeting of stockholders.

Item 14. Principal Accountant Fees and Services

The information required by this Item related to principal accountant fees and services as well as related pre-approval policies is incorporated by reference to the information under the caption "Independent Registered Public Accounting Firm" contained in our proxy statement for our 2024 annual meeting of stockholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)   The following documents are filed as part of this Form 10-K:

		Page
(1)	Financial Statements:	
	Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)	F-1
	Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	F-3
	Consolidated Balance Sheets as of March 31, 2024 and 2023	F-4
	Consolidated Statements of Income for each of the three years in the period ended March 31, 2024	F-5
	Consolidated Statements of Comprehensive Income for each of the three years in the period ended March 31, 2024	F-6
	Consolidated Statements of Cash Flows for each of the three years in the period ended March 31, 2024	F-7
	Consolidated Statements of Changes in Equity for each of the three years in the period ended March 31, 2024	F-9
	Notes to Consolidated Financial Statements	F-10
(2)	Financial Statement Schedules	None
(3)	The Exhibits filed with this Form 10-K or incorporated herein by reference are set forth in the Exhibit Index, which is incorporated herein by this reference.	

(b)   See Item 15(a)(3) above.

(c)   See "Index to Financial Statements" included under Item 8 to this Form 10-K.

Item 16. Form 10-K Summary

Not applicable.

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed or Furnished Herewith
		Form	File Number	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of Microchip Technology Incorporated	8-K	000-21184	3.1	August 26, 2021	
3.2	Amended and Restated Bylaws effective August 22, 2023	8-K	000-21184	3.1	August 23, 2023	
4.1	Indenture dated as of February 11, 2015 between Microchip Technology Incorporated and Wells Fargo Bank, N.A. (including Form of Global 1.625% Convertible Senior Subordinated Note due 2025)	8-K	000-21184	4.1	February 11, 2015	
4.2	Indenture dated as of February 15, 2017 between Microchip Technology Incorporated and Wells Fargo Bank, National Association (including Form of Global 1.625% Convertible Senior Subordinated Note due 2027)	8-K	000-21184	4.1	February 15, 2017	
4.3	Description of Registered Securities					X
4.4	Senior Notes Indenture, dated as of May 29, 2020, by and among Microchip Technology Incorporated, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee	8-K	000-21184	4.2	June 3, 2020	
4.5	Form of 4.250% Senior Note due 2025 (included in Exhibit 4.2 of 8-K filed on June 3, 2020)	8-K	000-21184	4.4	June 3, 2020	
4.6	Indenture, dated as of December 1, 2020, between Microchip Technology Incorporated and Wells Fargo Bank, National Association, as trustee	8-K	000-21184	4.1	December 2, 2020	
4.7	Form of 0.125% Convertible Senior Note due 2024 (included in Exhibit 4.1 of the 8-K filed on December 2, 2020)	8-K	000-21184	4.2	December 2, 2020	
4.8	Senior Secured Notes Indenture, dated as of May 28, 2021, by and among Microchip Technology Incorporated, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee and collateral agent	8-K	000-21184	4.1	May 28, 2021	
4.9	Form of 0.983% Senior Secured Note due 2024 (included in Exhibit 4.1 of 8-K filed on May 28, 2021)	8-K	000-21184	4.2	May 28, 2021	
4.10	Indenture dated February 29, 2024, by and between Microchip Technology Incorporated and Computershare Trust Company, National Association, as trustee	S-3ASR	333-277512	4.1	February 29, 2024	
4.11	First Supplemental Indenture, dated as of March 7, 2024, among Microchip Technology Incorporated, the subsidiary guarantors named therein and Computershare Trust Company, National Association, as trustee	8-K	000-21184	4.1	March 7, 2024	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed or Furnished Herewith
		Form	File Number	Exhibit	Filing Date	
4.12	Form of Global Note for the 5.050% Senior Notes due 2029 (included as Exhibit A to Exhibit 4.1)	8-K	000-21184	4.2	March 7, 2024	
10.1	Form of Capped Call Confirmation	8-K	000-21184	10.2	November 20, 2020	
10.2	Amended and Restated Credit Agreement, dated as of December 16, 2021, by and among Microchip Technology Incorporated, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent	8-K	000-21184	10.1	December 16, 2021	
10.3	First Incremental Term Loan Amendment to the Amended and Restated Credit Agreement, dated as of August 31, 2023, by and among Microchip Technology Incorporated, the subsidiaries of the Company party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders thereto	10-Q	000-21184	10.4	November 2, 2023	
10.4	Form of Dealer Agreement between Microchip Technology Incorporated, as issuer, and the applicable Dealer party thereto	8-K	000-21184	10.1	September 15, 2023	
10.5	Form of Indemnification Agreement between Registrant and its directors and certain of its officers	10-K	000-21184	10.4	May 20, 2022	
10.6*	Management Incentive Compensation Plan (as amended through February 26, 2021)	8-K	000-21184	10.1	March 2, 2021	
10.7*	Microchip Technology Incorporated Supplemental Retirement Plan	S-8	333-101696	4.1.1	December 6, 2002	
10.8*	Amendments to Supplemental Retirement Plan	10-Q	000-21184	10.1	February 9, 2006	
10.9*	Amended and Restated Adoption Agreement for the Microchip Technology Incorporated Supplemental Retirement Plan dated January 1, 2024					X
10.10*	2001 Employee Stock Purchase Plan, as amended and restated through August 22, 2023	8-K	000-21184	10.1	August 23, 2023	
10.11*	1994 International Employee Stock Purchase Plan, as amended and restated through August 22, 2023	8-K	000-21184	10.2	August 23, 2023	
10.12*	2004 Equity Incentive Plan, as amended through April 6, 2023	10-Q	000-21184	10.1	August 3, 2023	
10.13*	Form of Notice of Grant for 2004 Equity Incentive Plan (including Exhibit A Stock Option Agreement)	S-8	333-119939	4.5	October 25, 2004	
10.14*	Form of RSU Grant Notice and Global RSU Agreement V-4004	10-K	000-21184	10.17	May 30, 2019	
10.15*	Form of Notice of Stock Option Grant and Stock Option Agreement	10-K	000-21184	10.18	May 30, 2019	
10.16*	Form of CEO RSU Grant and RSU Agreement	10-K	000-21184	10.19	May 30, 2019	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed or Furnished Herewith
		Form	File Number	Exhibit	Filing Date	
10.17*	Form of Notice of Grant of RSU Agreement	10-K	000-21184	10.20	May 30, 2019	
10.18*	Notice of Grant of Restricted Stock Units (TSR)	8-K	000-21184	10.1	January 7, 2020	
10.19*	Form of Notice of Grant of Restricted Stock Units (Performance) for 2004 Equity Incentive Plan (including Exhibit A Performance Matrix)	10-K	000-21184	10.18	May 20, 2022	
10.20*	Form of Notice of Grant of Restricted Stock Units for 2004 Equity Incentive Plan	10-K	000-21184	10.19	May 20, 2022	
10.21*	Form of Notice of Grant of Restricted Stock Units (Performance) for 2004 Equity Incentive Plan (including Exhibit A Performance Matrix)	10-Q	000-21184	10.1	November 3, 2022	
10.22*	Amended and Restated Form of Notice of Grant of Restricted Stock Units (Performance) for 2004 Equity Incentive Plan (including Exhibit A Performance Matrix)	10-Q	000-21184	10.1	February 2, 2023	
10.23*	Notice of Grant of Restricted Stock Units (PSU, 8 Quarters, Ops Matrix)	10-K	000-21184	10.11	May 25, 2023	
10.24*	Notice of Grant of Restricted Stock Units (PSU, 12 Quarters, Updated Ops Matrix)	10-K	000-21184	10.12	May 25, 2023	
10.25*	Change of Control Severance Agreement (Single Trigger)	8-K	000-21184	10.1	December 18, 2008	
10.26*	Change of Control Severance Agreement (Double Trigger)	8-K	000-21184	10.2	December 18, 2008	
10.27*	Change of Control Severance Agreement					X
19.1	Insider Trading Policy					X
19.2	Requirements for 10b5-1 Trading Plans					X
21.1	Subsidiaries of Registrant					X
22.1	Subsidiary Guarantors and Issuers of Guaranteed Securities					X
23.1	Consent of Independent Registered Public Accounting Firm					X
24.1	Power of Attorney					X
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (the Exchange Act)					X
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (the Exchange Act)					X
32**	Certifications Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
97.1	Compensation Recovery Policy					X

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed or Furnished Herewith
		Form	File Number	Exhibit	Filing Date	
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive File because its XBRL tags are embedded within the Inline XBRL document					X
101.SCH	XBRL Taxonomy Extension Schema Document					X
101.CAL	Taxonomy Extension Calculation Linkbase Document					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	XBRL Taxonomy Presentation Linkbase Document					X
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document and contained in Exhibit 101					X
	*Compensation plans or arrangements in which directors or executive officers are eligible to participate					
	** Furnished herewith					

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	MICROCHIP TECHNOLOGY INCORPORATED (Registrant)
May 23, 2024	By: /s/ Ganesh Moorthy_____ Ganesh Moorthy President and Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned officer or director of Microchip Technology Incorporated, a Delaware corporation (the Company), does hereby constitute and appoint each of GANESH MOORTHY and J. ERIC BJORNHOLT, with full power to each of them to act alone, as the true and lawful attorneys and agents of the undersigned, with full power of substitution and resubstitution to each of said attorneys to execute, file or deliver any and all instruments and to do any and all acts and things which said attorneys and agents, or any of them, deem advisable to enable the Company to comply with the Securities Exchange Act of 1934, as amended, and any requirements of the Securities and Exchange Commission in respect thereto relating to this annual report on Form 10-K, including specifically, but without limitation of the general authority hereby granted, the power and authority to sign such person's name individually and on behalf of the Company as an officer or director (as indicated below opposite such person's signature) to the Company's annual report on Form 10-K or any amendments or supplements thereto; and each of the undersigned does hereby fully ratify and confirm all that said attorneys and agents or any of them, shall do or cause to be done by virtue hereof. This Power of Attorney revokes any and all previous powers of attorney granted by any of the undersigned which such power would have entitled said attorneys and agents, or any of them, to sign such person's name, individually or on behalf of the Company, to any Form 10-K.

IN WITNESS WHEREOF, each of the undersigned has executed the foregoing power of attorney on this 23rd day of May, 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name and Signature	Title	Date
/s/ Ganesh Moorthy Ganesh Moorthy	President, Chief Executive Officer, and Director (Principal Executive Officer)	May 23, 2024
/s/ Steve Sanghi Steve Sanghi	Executive Chair	May 23, 2024
/s/ Ellen L. Barker Ellen L. Barker	Director	May 23, 2024
/s/ Matthew W. Chapman Matthew W. Chapman	Director	May 23, 2024
/s/ Karlton D. Johnson Karlton D. Johnson	Director	May 23, 2024
/s/ Wade F. Meyercord Wade F. Meyercord	Director	May 23, 2024
/s/ Robert A. Rango Robert A. Rango	Director	May 23, 2024
/s/ Karen M. Rapp Karen M. Rapp	Director	May 23, 2024
/s/ J. Eric Bjornholt J. Eric Bjornholt	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 23, 2024

Annual Report on Form 10-K

Item 8, Item 15(a)(1) and (2), (b) and (c)

_____

INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

EXHIBITS

_____

YEAR ENDED MARCH 31, 2024

MICROCHIP TECHNOLOGY INCORPORATED
AND SUBSIDIARIES

CHANDLER, ARIZONA

MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Microchip Technology Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Microchip Technology Incorporated and subsidiaries (the Company) as of March 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 23, 2024 expressed an unqualified opinion thereon.

Adoption of ASU No. 2020-06

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for convertible debt instruments in the year ended March 31, 2023 due to the adoption of ASU No. 2020-06, *Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity.*

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Unrecognized tax benefits

Description of the Matter	As more fully described in Note 11 to the consolidated financial statements, the Company operates in a number of tax jurisdictions and its income tax returns are subject to examination by tax authorities in those jurisdictions that may challenge tax positions taken on these returns. Because the matters challenged by authorities can be complex and subject to interpretation, their ultimate outcome is uncertain. The Company uses significant judgment in (1) determining whether a tax position, based on its technical merits, is more-likely-than-not to be sustained upon examination and (2) measuring the amount of tax benefit that qualifies for recognition. As of March 31, 2024, the Company recognized accrued liabilities for unrecognized tax benefits associated with various tax positions totaling $792.4 million.

Auditing the recognition and measurement of unrecognized tax benefits was challenging and requires a high degree of auditor judgment and increased extent of effort, including the involvement of our tax professionals, because interpreting and applying tax laws can be complex. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's accounting process for unrecognized tax benefits. This included testing controls over management's review of the technical merits of tax positions, including the process to measure their financial statement impact.

Our audit procedures included, among others, evaluating the judgments the Company made to develop its material tax positions and related unrecognized tax benefit amounts by jurisdiction and testing the completeness and accuracy of the underlying data used by the Company to measure material unrecognized tax benefits. We involved our tax professionals, including international tax, transfer pricing and local professionals located in certain material jurisdictions, who used their knowledge and experience to assess the technical merits of the Company's tax positions and to evaluate the application of relevant tax laws in the Company's recognition determination. We assessed the Company's correspondence with the relevant tax authorities and, as applicable, evaluated tax opinions or other third-party advice obtained by the Company. We also evaluated the adequacy of the Company's disclosures included in Note 11 in relation to these tax matters. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2001.

Phoenix, Arizona
May 23, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Microchip Technology Incorporated

Opinion on Internal Control Over Financial Reporting

We have audited Microchip Technology Incorporated and subsidiaries' internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Microchip Technology Incorporated and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2024, and the related notes and our report dated May 23, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Phoenix, Arizona
May 23, 2024

Item 1. Financial Statements

MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except share and per share amounts)

	March 31, 2024	March 31, 2023
ASSETS		
Cash and cash equivalents	$ 319.7	$ 234.0
Accounts receivable, net	1,143.7	1,305.3
Inventories	1,316.0	1,324.9
Other current assets	233.6	205.1
Total current assets	3,013.0	3,069.3
Property, plant and equipment, net	1,194.6	1,177.9
Goodwill	6,675.4	6,673.6
Intangible assets, net	2,781.8	3,369.0
Long-term deferred tax assets	1,596.5	1,623.3
Other assets	611.9	457.2
Total assets	$ 15,873.2	$ 16,370.3
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 213.0	$ 396.9
Accrued liabilities	1,307.0	1,323.5
Current portion of long-term debt	999.4	1,398.2
Total current liabilities	2,519.4	3,118.6
Long-term debt	5,000.4	5,041.7
Long-term income tax payable	649.2	705.7
Long-term deferred tax liability	28.8	42.7
Other long-term liabilities	1,017.6	948.0
Stockholders' equity:		
Preferred stock, $0.001 par value; authorized 5,000,000 shares; no shares issued or outstanding	—	—
Common stock, $0.001 par value; authorized 900,000,000 shares; 577,806,659 shares issued and 536,663,691 shares outstanding at March 31, 2024; 577,805,623 shares issued and 545,459,814 shares outstanding at March 31, 2023	0.5	0.5
Additional paid-in capital	2,482.9	2,413.3
Common stock held in treasury: 41,142,968 shares at March 31, 2024; 32,345,809 shares at March 31, 2023	(2,581.6)	(1,660.2)
Accumulated other comprehensive loss	(3.5)	(4.1)
Retained earnings	6,759.5	5,764.1
Total stockholders' equity	6,657.8	6,513.6
Total liabilities and stockholders' equity	$ 15,873.2	$ 16,370.3

See accompanying notes to consolidated financial statements

MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share amounts)

| | Fiscal Year Ended March 31, | | |
	2024	2023	2022
Net sales	$ 7,634.4	$ 8,438.7	$ 6,820.9
Cost of sales	2,638.7	2,740.8	2,371.3
Gross profit	4,995.7	5,697.9	4,449.6
Research and development	1,097.4	1,118.3	989.1
Selling, general and administrative	734.2	797.7	718.9
Amortization of acquired intangible assets	605.4	669.9	862.5
Special (income) charges and other, net	(12.3)	(4.0)	29.5
Operating expenses	2,424.7	2,581.9	2,600.0
Operating income	2,571.0	3,116.0	1,849.6
Interest income	7.6	2.1	0.5
Interest expense	(198.3)	(203.9)	(257.0)
Loss on settlement of debt	(12.2)	(8.3)	(113.4)
Other (loss) income, net	(2.2)	3.8	2.8
Income before income taxes	2,365.9	2,909.7	1,482.5
Income tax provision	459.0	672.0	197.0
Net income	$ 1,906.9	$ 2,237.7	$ 1,285.5
Basic net income per common share	$ 3.52	$ 4.07	$ 2.33
Diluted net income per common share	$ 3.48	$ 4.02	$ 2.27
Dividends declared per common share	$ 1.682	$ 1.263	$ 0.910
Basic common shares outstanding	542.0	550.4	552.3
Diluted common shares outstanding	548.0	557.3	565.9

See accompanying notes to consolidated financial statements

MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Fiscal Year Ended March 31,		
	2024	2023	2022
Net income	$ 1,906.9	$ 2,237.7	$ 1,285.5
Components of other comprehensive income:			
Actuarial gains related to defined benefit pension plans, net of tax effect	0.6	16.6	7.8
Change in net foreign currency translation adjustment	—	(0.1)	(2.2)
Other comprehensive income, net of tax effect	0.6	16.5	5.6
Comprehensive income	$ 1,907.5	$ 2,254.2	$ 1,291.1

See accompanying notes to consolidated financial statements

MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Fiscal Year Ended March 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 1,906.9	$ 2,237.7	$ 1,285.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	879.5	998.4	1,143.5
Deferred income taxes	(27.2)	205.5	7.9
Share-based compensation expense related to equity incentive plans	177.5	170.4	210.2
Loss on settlement of debt	12.2	8.3	113.4
Amortization of debt discount	37.5	7.2	44.9
Amortization of debt issuance costs	7.3	9.5	11.5
Impairment of intangible assets	1.8	1.8	3.0
Other	(26.1)	(1.8)	(11.4)
Changes in operating assets and liabilities, excluding impact of acquisitions:			
Decrease (increase) in accounts receivable	161.6	(232.7)	(74.9)
Decrease (increase) in inventories	12.8	(483.2)	(177.8)
(Decrease) increase in accounts payable and accrued liabilities	(148.4)	323.4	192.7
Change in other assets and liabilities	(64.2)	404.5	79.4
Change in income tax payable	(38.5)	(28.0)	14.8
Net cash provided by operating activities	2,892.7	3,621.0	2,842.7
Cash flows from investing activities:			
Proceeds from sales of assets	0.4	0.9	14.1
Proceeds from capital-related government incentives	6.0	—	—
Investments in other assets	(113.4)	(114.2)	(121.7)
Capital expenditures	(285.1)	(486.2)	(370.1)
Net cash used in investing activities	(392.1)	(599.5)	(477.7)
Cash flows from financing activities:			
Proceeds from borrowings on Revolving Credit Facility	6,271.0	5,935.0	4,176.0
Repayments of Revolving Credit Facility	(6,371.0)	(7,234.1)	(5,123.5)
Proceeds from borrowings on 2025 Term Loan Facility	750.0	—	—
Proceeds from issuance of Commercial Paper	9,039.1	—	—
Repayments of Commercial Paper	(7,688.7)	—	—
Proceeds from issuance of senior notes	994.7	—	997.0
Repayment of senior notes	(3,400.0)	—	(1,000.0)
Payments on settlement of convertible debt	(132.8)	(170.4)	(424.7)
Deferred financing costs	(3.0)	—	(8.5)
Proceeds from sale of common stock	82.1	82.3	70.5
Tax payments related to shares withheld for vested RSUs	(61.1)	(75.8)	(84.2)
Repurchase of common stock	(982.1)	(945.8)	(425.6)
Payment of cash dividends	(911.5)	(695.3)	(503.8)
Capital lease payments	(1.6)	(0.8)	(0.8)
Net cash used in financing activities	(2,414.9)	(3,104.9)	(2,327.6)
Net increase (decrease) in cash and cash equivalents	85.7	(83.4)	37.4
Cash and cash equivalents, and restricted cash at beginning of period	234.0	317.4	280.0
Cash and cash equivalents, and restricted cash at end of period	$ 319.7	$ 234.0	$ 317.4
Supplemental disclosure of cash flow information:			
Non-cash activities:			
ROU assets obtained in exchange of lease liabilities	$ 28.0	$ 38.4	$ 27.5

	Fiscal Year Ended March 31,		
	2024	2023	2022
Cash paid for:			
Interest	$ 191.2	$ 181.5	$ 207.8
Income taxes	$ 517.1	$ 482.6	$ 141.4
Operating lease payments in operating cash flows	$ 39.0	$ 39.7	$ 45.7

See accompanying notes to consolidated financial statements

MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in millions)

	Common Stock and Additional Paid-in-Capital		Common Stock Held in Treasury		Accumulated Other Comprehensive Loss	Retained Earnings	Total Equity
	Shares	Amount	Shares	Amount			
Balance at March 31, 2021	569.0	$ 2,403.6	21.9	$ (433.8)	$ (26.2)	$ 3,393.5	$ 5,337.1
Net income	—	—	—	—	—	1,285.5	1,285.5
Other comprehensive income	—	—	—	—	5.6	—	5.6
Proceeds from sales of common stock through employee equity incentive plans	5.4	70.5	—	—	—	—	70.5
RSU withholdings	(1.2)	(84.2)	—	—	—	—	(84.2)
Treasury stock used for new issuances	(4.2)	(63.1)	(4.2)	63.1	—	—	—
Repurchase of common stock	—	—	5.6	(425.6)	—	—	(425.6)
Shares issued to settle convertible debt	8.8	670.7	—	—	—	—	670.7
Settlement of convertible debt	—	(668.5)	—	—	—	—	(668.5)
Share-based compensation	—	207.5	—	—	—	—	207.5
Cash dividend	—	—	—	—	—	(503.8)	(503.8)
Balance at March 31, 2022	577.8	2,536.5	23.3	(796.3)	(20.6)	4,175.2	5,894.8
Adoption of ASU 2020-06, cumulative adjustment	—	(128.3)	—	—	—	46.5	(81.8)
Net income	—	—	—	—	—	2,237.7	2,237.7
Other comprehensive income	—	—	—	—	16.5	—	16.5
Proceeds from sales of common stock through employee equity incentive plans	4.9	82.3	—	—	—	—	82.3
RSU withholdings	(1.0)	(75.8)	—	—	—	—	(75.8)
Treasury stock used for new issuances	(3.9)	(81.9)	(3.9)	81.9	—	—	—
Repurchase of common stock	—	—	12.9	(945.8)	—	—	(945.8)
Settlement of convertible debt	—	(91.1)	—	—	—	—	(91.1)
Share-based compensation	—	172.1	—	—	—	—	172.1
Cash dividend	—	—	—	—	—	(695.3)	(695.3)
Balance at March 31, 2023	577.8	2,413.8	32.3	(1,660.2)	(4.1)	5,764.1	6,513.6
Net income	—	—	—	—	—	1,906.9	1,906.9
Other comprehensive income	—	—	—	—	0.6	—	0.6
Proceeds from sales of common stock through employee equity incentive plans	4.0	82.1	—	—	—	—	82.1
RSU withholdings	(0.9)	(61.1)	—	—	—	—	(61.1)
Treasury stock used for new issuances	(3.1)	(67.5)	(3.1)	67.5	—	—	—
Repurchase of common stock	—	—	11.9	(988.9)	—	—	(988.9)
Settlement of convertible debt	—	(65.3)	—	—	—	—	(65.3)
Share-based compensation	—	181.4	—	—	—	—	181.4
Cash dividend	—	—	—	—	—	(911.5)	(911.5)
Balance at March 31, 2024	577.8	$ 2,483.4	41.1	$(2,581.6)	$ (3.5)	$ 6,759.5	$ 6,657.8

See accompanying notes to consolidated financial statements

MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Nature of Business

Microchip Technology Incorporated (Microchip or the Company) develops, manufactures and sells smart, connected and secure embedded control solutions used by its customers for a wide variety of applications. The Company provides cost-effective embedded control solutions that also offer the advantages of small size, high performance, extreme low power usage, wide voltage range operation, mixed-signal integration, and ease of development, thus enabling timely and cost-effective integration of the Company's solutions by its customers in their end products.

Principles of Consolidation

The Company prepares its consolidated financial statements in accordance with U.S. GAAP. The consolidated financial statements include the accounts of Microchip and its majority-owned and controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in these notes, except per share amounts, are stated in millions of U.S. dollars unless otherwise noted.

Revenue Recognition

The Company generates revenue primarily from sales of semiconductor products to distributors and non-distributor customers (direct customers) and, to a lesser extent, from royalties paid by licensees of intellectual property. The Company applies the following five-step approach to determine the timing and amount of revenue recognition: (i) identify the contract with the customer, (ii) identify performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when the performance obligations are satisfied.

Sales of semiconductor products to customers are governed by a purchase order, an order acknowledgment, and a distributor agreement in the case of the Company's distributor customers. Sales to customers do not meet the definition of a contract until the customer has sent in a purchase order, the Company has acknowledged the order, the Company has deemed the collectability of the consideration to be probable, and legally enforceable rights and obligations have been created. As is customary in the semiconductor industry, the Company offers price concessions and stock rotation rights to many of its distributors. As these are forms of variable consideration, the Company estimates the amount of consideration to which they will be entitled using recent historical data and applying the expected value method. Generally, the transaction price associated with contracts with direct customers is set at the standalone selling price and is not variable. The transaction price is net of all taxes imposed on and concurrent with specific revenue-producing transactions. After the transaction price has been determined and allocated to the performance obligations, the Company recognizes revenue when the performance obligations are satisfied. Substantially all of the revenue generated from contracts with customers is recognized at, or near to, the time risk and title of the inventory transfers to the customer.

The Company entered into LTSAs with certain of its customers that purchase through distributors or directly from the Company. Under these LTSAs, the Company receives an upfront deposit and minimum purchase commitments from the customer in exchange for assured supply over the contract period, which typically ranges from three to five years. If the customer meets the minimum purchase commitments defined in the contract, the Company returns the deposit to the customer. If not, the Company may retain all, or a portion of the deposit which will be recognized as revenue as the remaining performance obligations under the LTSAs are satisfied. The upfront deposits collected by the Company are recorded as deferred revenue in accrued liabilities or other long-term liabilities depending on the expected timing of the satisfaction of the underlying performance obligations.

Revenue generated from licensees is governed by licensing agreements. The Company's primary performance obligation related to these agreements is to provide the licensee the right to use the intellectual property. The final transaction price is determined by multiplying the usage of the license by the royalty, which is fixed in the licensing agreement. Revenue is recognized as usage of the license occurs.

Research and Development

Research and development costs are expensed as incurred. Assets purchased to support the Company's ongoing research and development activities are capitalized when related to products which have achieved technological feasibility or that have alternative future uses and are amortized over their estimated useful lives. Renewals or extensions of these assets are expensed as incurred. Research and development expenses include expenditures for labor, share-based payments, depreciation, masks, prototype wafers, and expenses for development of process technologies, new packages, and software to support new products and design environments.

Foreign Currency Translation

Substantially all of the Company's foreign subsidiaries are considered to be extensions of the U.S. company and any translation gains and losses related to these subsidiaries are included in other income (loss), net in the consolidated statements of income. As the U.S. dollar is utilized as the functional currency, gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the subsidiaries' functional currency) are also included in income.

Income Taxes

As part of the process of preparing its consolidated financial statements, the Company is required to record its income taxes in each of the jurisdictions in which it operates.

Various taxing authorities in the U.S. and other countries in which the Company does business may scrutinize the tax structures employed by businesses. Companies of a similar size and complexity as the Company are regularly audited by the taxing authorities in the jurisdictions in which they conduct significant operations. During the fiscal year ended March 31, 2024, various jurisdictions finalized their audits for certain periods. The close of these audits did not have a material adverse impact on the financial statements. The Company is currently being audited by the tax authorities in the United States and various foreign jurisdictions for other periods. At this time, the Company does not know what the outcome of these audits will be. The Company records benefits for uncertain tax positions based on an assessment of whether it is more likely than not that the tax positions will be sustained based on their technical merits under currently enacted law. If this threshold is not met, no tax benefit of the uncertain tax position is recognized. If the threshold is met, the Company recognizes the largest amount of the tax benefit that is more than 50% likely to be realized upon ultimate settlement.

The accounting model related to the valuation of uncertain tax positions requires the Company to presume that the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information and that each tax position will be evaluated without consideration of the possibility of offset or aggregation with other positions. The recognition requirement for the liability exists even if the Company believes the possibility of examination by a taxing authority or discovery of the related risk matters is remote or where it has a long history of the taxing authority not performing an exam or overlooking an issue. The Company will record an adjustment to a previously recorded position if new information or facts related to the position are identified in a subsequent period. Generally, adjustments to the positions are recorded through the income statement. Generally, adjustments will be recorded in periods subsequent to the initial recognition in light of changing facts and circumstances, such as the closing of a tax audit, the closing of a statutory audit period or changes in applicable law. Due to the inherent uncertainty in the estimation process, including the complexity involved to interpret and apply tax laws, and in consideration of the criteria of the accounting model, amounts recognized in the financial statements in periods subsequent to the initial recognition may significantly differ from the estimated exposure of the position under the accounting model.

In December 2017, the TCJA was enacted into law and established a new provision designed to tax low-taxed income of foreign subsidiaries known as global intangible low-taxed income (GILTI). The FASB allows taxpayers to make an accounting policy election of either (i) treating taxes due on GILTI inclusions as a current-period expense when incurred or (ii) recognizing deferred taxes for temporary basis differences that are expected to reverse as GILTI in future years. The Company has made a policy choice to include taxes due on the future GILTI inclusion in taxable income when incurred.

Beginning in fiscal 2023, the TCJA eliminates the option to currently deduct R&D costs in the year incurred for tax purposes and requires that all U.S. and non-U.S. based R&D expenditures be capitalized and amortized over a five-year and fifteen-year period, respectively. Although it is possible that the U.S. Congress may defer, modify, or repeal this provision, potentially with retroactive effect, the Company has no assurance that the U.S. Congress will take any action with respect to this provision. Absent any changes to the legislation, cash taxes are expected to increase for several years. The increase to the cash taxes is not expected to have an adverse effect to the Company's liquidity. The actual impact on cash generated from operations will depend on the amount of R&D costs incurred by the Company, on whether the U.S. Congress modifies or repeals this provision, and on whether new guidance and interpretive rules are issued by the U.S. Department of the Treasury, among other factors.

Cash and Cash Equivalents

All highly liquid investments, including marketable securities with an original maturity to the Company of three months or less when acquired are considered to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or net realizable value using the first-in, first-out method. Inventory costs generally consist of material, labor, depreciation and overhead costs. The Company records a charge to cost of sales to write down its inventory for estimated excess, obsolete or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by the Company, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. In determining whether there is a risk of excess or obsolete inventory, the Company evaluates projected demand over periods that align with demand forecasts used to develop manufacturing plans and inventory build decisions and writes down inventory on hand that is in excess of estimated demand. Management reviews and adjusts the estimates as appropriate based on specific situations. For example, demand can be adjusted up for new products for which historic sales are not representative of future demand. Alternatively, demand can be adjusted down to the extent any existing products are being replaced or discontinued.

The valuation of inventory includes determining which fixed production overhead costs can be included in inventory based on the normal operating capacity of the Company's manufacturing facilities. In periods where the Company's production levels are substantially below normal operating capacity, unabsorbed overhead production costs associated with the reduced production levels of the Company's manufacturing facilities are charged directly to cost of sales.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. The Company's property and equipment accounting policies incorporate estimates, assumptions and judgments relative to the useful lives of its property and equipment. Depreciation is provided for assets placed in service on a straight-line basis over the estimated useful lives of the relative assets, which range from 10 to 30 years for buildings and building improvements and 5 to 7 years for machinery and equipment. The Company evaluates the carrying value of its property and equipment when events or changes in circumstances indicate that the carrying value of such assets may be impaired. Asset impairment evaluations are, by nature, highly subjective.

Leases

The Company determines if an arrangement is a lease at its inception. Operating lease arrangements are comprised primarily of real estate and equipment agreements for which the ROU assets are included in other assets and the corresponding lease liabilities, depending on their maturity, are included in accrued liabilities or other long-term liabilities in the consolidated balance sheets.

Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Operating lease ROU assets also include any initial direct costs and prepayments less lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

As the Company's leases generally do not provide an implicit rate, the Company uses its collateralized incremental borrowing rate based on the information available at the lease commencement date, including lease term, in determining the present value of lease payments. Lease expense for these leases is recognized on a straight-line basis over the lease term.

Debt

The Company presents short-term debt obligations, which include debt obligations with a contractual maturity within 12 months of the balance sheet date and Convertible Debt that is convertible as of the balance sheet date, as long-term debt on the consolidated balance sheets when the Company has the intent and ability to utilize proceeds from its Revolving Credit Facility to refinance such debt on a long-term basis. Discounts and issuance costs directly related to the issuance of debt are amortized over the term as interest expense under the effective interest rate method or on a straight-line basis in the case of the Company's Revolving Credit Facility.

After the adoption of ASU 2020-06-*Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity,* on April 1, 2022, the Company accounts for its Convertible Debt as a single liability with no separate accounting for embedded conversion features. The Company accounts for privately negotiated settlements of its Convertible Debt as induced conversions, resulting in an inducement loss measured as the difference between the fair value of the consideration transferred and the fair value of the original terms of the instrument on the acceptance date. The remaining consideration transferred, after reducing the carrying amount of the Convertible Debt, is recorded as a reduction to additional paid-in-capital on the Company's consolidated balance sheets. Prior to conversion of its Convertible Debt, the Company includes, in the diluted net income per common share calculation, the effect of the additional shares that may be issued when the Company's common stock price exceeds the conversion price using the if-converted method. The Company's Convertible Debt has no impact on diluted net income per common share unless the average price of the Company's common stock exceeds the conversion price because the Company is required to settle the principal amount of the Convertible Debt in cash upon conversion.

Prior to the adoption of ASU 2020-06, the Company separately accounted for the liability and equity components of its Convertible Debt by estimating the fair values of the (i) liability component without a conversion feature and (ii) the conversion feature. This resulted in a bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in the Company's consolidated statements of income. Upon settlement of Convertible Debt instruments, the Company allocated the total consideration between the liability and equity components based on the fair value of the liability component without the conversion feature. The difference between the consideration allocated to the liability component and the net carrying value of the liability component was recognized as an extinguishment loss or gain. The remaining settlement consideration was allocated to the equity component and recognized as a reduction of additional paid-in capital in the Company's consolidated balance sheets. In addition, if the terms of the settlement were different from the contractual terms of the original instrument, the Company recognized an inducement loss, which was measured as the difference between the fair value of the original terms of the instrument and the fair value of the settlement terms. The Company included the dilutive effect of the shares of its common stock issuable upon conversion of the outstanding Convertible Debt under the treasury stock method as it had the intent and had adopted an accounting policy to settle the principal amount of its Convertible Debt in cash. This method resulted in incremental dilutive shares when the average price of the Company's common stock for a reporting period exceeded the conversion prices per share.

Defined Benefit Pension Plans

The Company maintains defined benefit pension plans, covering certain of its foreign employees. For financial reporting purposes, net periodic pension costs and pension obligations are determined based upon a number of actuarial assumptions, including discount rates for plan obligations, and assumed rates of compensation increases for employees participating in plans. These assumptions are based upon management's judgment and consultation with actuaries, considering all known trends and uncertainties.

Contingencies

In the ordinary course of business, the Company is exposed to various liabilities as a result of contracts, product liability, customer claims and other matters. Additionally, the Company is involved in a limited number of legal actions, both as plaintiff and defendant. Consequently, the Company could incur uninsured liability in any of those actions. The Company also periodically receives notifications from various third parties alleging infringement of patents or other intellectual property rights, or from customers requesting reimbursement for various costs. With respect to pending legal actions to which the Company is a party and other claims, although the outcomes are generally not determinable, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its financial position, cash flows or results of operations. Litigation and disputes relating to the semiconductor industry are not uncommon, and the Company is, from time to time, subject to such litigation and disputes. As a result, no assurances can be given with respect to the extent or outcome of any such litigation or disputes in the future.

The Company accrues for claims and contingencies when losses become probable and reasonably estimable. As of the end of each applicable reporting period, the Company reviews each of its matters and, where it is probable that a liability has been or will be incurred, it accrues for all probable and reasonably estimable losses. Where the Company can reasonably estimate a range of losses it may incur regarding such a matter, it records an accrual for the amount within the range that constitutes its best estimate. If the Company can reasonably estimate a range but no amount within the range appears to be a better estimate than any other, it uses the amount that is the low end of such range.

Goodwill and Other Intangible Assets

The Company's intangible assets include goodwill and other intangible assets. Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Other intangible assets include existing technologies, core and developed technology, in-process research and development, trademarks and trade names, distribution rights and customer-related intangibles. In-process research and development is capitalized until such time as the related projects are completed or abandoned at which time the capitalized amounts will begin to be amortized or written off. Indefinite-lived intangible assets consist of goodwill and in-process research and development intangible assets that have not yet been placed in service. All other intangible assets are definite-lived intangible assets, including in-process research and development assets that have been placed in service, and are amortized over their respective estimated lives, ranging from 1 to 15 years.

The Company is required to perform an impairment review of indefinite-lived intangible assets, including goodwill annually, and more frequently under certain circumstances. Indefinite-lived intangible assets are subjected to this annual impairment test during the fourth quarter of the Company's fiscal year. The Company engages primarily in the development, manufacture and sale of semiconductor products as well as technology licensing. As a result, the Company concluded there are two reporting units, semiconductor products and technology licensing. The Company's impairment evaluation consists of a qualitative impairment assessment in which management evaluates whether it is more likely than not that the indefinite-lived intangible assets are impaired. If it is determined that it is more likely than not, the Company performs a quantitative impairment test, which compares the fair value of the reporting unit or indefinite-lived intangible asset to its carrying value. If the Company determines through the impairment process that the indefinite-lived intangible asset has been impaired, the Company will record the impairment charge in its results of operation. Through March 31, 2024, the Company has never recorded a goodwill impairment charge. In the event that facts and circumstances indicate definite-lived intangible assets may be impaired, the Company evaluates the recoverability and estimated useful lives of such assets. If such indicators are present, recoverability is evaluated based on whether the sum of the estimated undiscounted cash flows attributable to the asset (group) in question is less than their carrying value. If less, the Company measures the fair value of the asset (group) and recognizes an impairment loss if the carrying amount of the assets exceeds their respective fair values.

Impairment of Long-Lived Assets

The Company assesses whether indicators of impairment of long-lived assets are present. If such indicators are present, the Company determines whether the sum of the estimated undiscounted cash flows attributable to the assets in question is less than their carrying value. If less, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. If the assets determined to be impaired are to be held and used, the Company recognizes an impairment loss through a charge to operating results to the extent the present value of anticipated net cash flows attributable to the asset are less than the asset's carrying value. The Company would depreciate the remaining value over the remaining estimated useful life of the asset.

Government Incentives

The Company receives government incentives for qualifying capital investments, research and development, and other activities as defined by the relevant government entities awarding the grants. Government grants, including non-income tax incentives, are recognized when there is reasonable assurance that the grant will be received and the Company will comply with the conditions specified in the grant agreement. The Company records capital-related grants as a reduction to property, plant and equipment within the consolidated balance sheets and recognizes a reduction to depreciation expense over the useful life of the corresponding asset. The Company records operating grants as a reduction to expense in the same line item on the consolidated statements of income as the expenditure for which the grant is intended to compensate. As of March 31, 2024, the Company recorded $126.5 million of capital-related grants as a reduction to property, plant and equipment with a corresponding offset of $93.2 million within other assets and $27.3 million as a reduction to income taxes payable within accrued liabilities on the consolidated balance sheets. The Company recognized an immaterial benefit to operating income for operating grants and the reduction of depreciation expense for capital-related grants in each of fiscal 2024 and 2023.

Share-Based Compensation

The Company has equity incentive plans under which non-qualified stock options and RSUs have been granted to employees and non-employee members of the Board of Directors. The Company uses RSUs with a service condition as its primary equity incentive compensation instrument for employees and also grants performance-based PSUs to executive officers and employees. The Company also has employee stock purchase plans for eligible employees. Share-based compensation cost for RSUs with a service condition or performance-based PSUs is measured on the grant date based on the fair market value of the Company's common stock discounted for expected future dividends and is recognized as expense on a straight-line attribution method over the requisite service periods, with forfeitures recognized as they occur. Share-based compensation cost for performance-based PSUs is recognized if and when the Company concludes that it is probable that the performance condition will be achieved. The Company reassesses the probability of the performance condition at each reporting period and a cumulative catch-up adjustment is recorded to share-based compensation cost for any change in the probability assessment. If there are any modifications of the underlying unvested securities, the Company may be required to accelerate or increase any remaining unearned share-based compensation expense. Prior to fiscal 2023, the Company granted market-based PSUs to executive officers. As of March 31, 2024, the remaining unearned share-based compensation expense related to market-based PSUs was immaterial.

Treasury Shares

From time to time, the Company repurchases shares of its common stock in the open market or in privately negotiated transactions. Shares repurchased are recorded at cost, inclusive of fees, commissions, taxes and other expenses. Treasury shares are re-issued on a first-in, first-out basis to fund share issuance requirements under the Company's equity incentive plans.

Concentrations of Credit Risk

The Company is subject to counterparty risks from financial institutions and customers. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash deposits in excess of federally insured limits and accounts receivables. The Company manages credit risk exposure for cash deposits by limiting counterparties to high-grade financial institutions. Concentrations of credit risk with respect to accounts receivable are generally not significant due to the diversity of the Company's customers and geographic sales areas. The Company sells its products primarily to OEMs and distributors in the Americas, Europe and Asia. The Company performs ongoing credit evaluations of its customers' financial condition and, as deemed necessary, may require collateral, primarily letters of credit. With the exception of Arrow Electronics, the Company's largest distributor, which accounted for 13% of the accounts receivable balance as of March 31, 2024 and March 31, 2023, no other customer accounted for more than 10% of the accounts receivable balance for the periods presented.

Distributor advances in the consolidated balance sheets, totaled $413.2 million and $293.6 million at March 31, 2024 and March 31, 2023, respectively. On sales to distributors, the Company's payment terms generally require the distributor to settle amounts owed to the Company for an amount in excess of their ultimate cost. The Company's sales price to its distributors may be higher than the amount that the distributors will ultimately owe the Company because distributors often negotiate price reductions after purchasing the products from the Company and such reductions are often significant. It is the Company's practice to apply these negotiated price discounts to future purchases, requiring the distributor to settle receivable balances, on a current basis, generally within 30 days, for amounts originally invoiced. This practice has an adverse impact on the working capital of the Company's distributors. As such, the Company has entered into agreements with certain distributors whereby it advances cash to the distributors to reduce the distributors' working capital requirements. The Company provides these advances based on a negotiated percentage of the amount of inventory held by the distributor. Such advances have no impact on revenue recognition or the Company's consolidated statements of income. The terms of these advances are set forth in binding legal agreements and are unsecured, bear no interest on unsettled balances and are due upon demand. The agreements governing these advances can be canceled by the Company at any time and, upon cancellation, the amounts are due to the Company.

Use of Estimates

The Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare its consolidated financial statements in conformity with U.S. GAAP. Actual results could differ from those estimates.

Business Segments

Operating segments are components of an enterprise about which separate financial information is regularly reviewed by the chief operating decision maker (CODM) to assess the performance of the component and make decisions about the resources to be allocated to the component. The Company's President and Chief Executive Officer has been identified as the CODM. Based on the Company's structure and manner in which the Company is managed and decisions are made, the Company's business is made up of two operating segments, semiconductor products and technology licensing.

In the semiconductor products segment, the Company designs, develops, manufactures and markets mixed-signal microcontrollers, development tools and analog, interface, mixed-signal, timing, wired and wireless connectivity devices, and memory products. Under the leadership of the CODM, the Company is structured and organized around standardized roles and responsibilities based on product groups and functional activities. The Company's product groups are responsible for product research, design and development. The Company's functional activities include sales, marketing, manufacturing, information technology, human resources, legal and finance.

The Company's product groups have similar products, production processes, types of customers and methods for distribution. In addition, the tools and technologies used in the design and manufacture of the Company's products are shared among the various product groups. The Company's product group leaders, under the direction of the CODM, define the product roadmaps and team with sales personnel to achieve design wins and revenue and other performance targets. Product group leaders also interact with manufacturing and operational personnel who are responsible for the production, prioritization and planning of the Company's manufacturing capabilities to help ensure the efficiency of the Company's operations and fulfillment of customer requirements. This centralized structure supports a global operating strategy in which the CODM assesses performance and allocates resources based on the Company's consolidated results.

Subsequent Events

The Company evaluated events after March 31, 2024, and through the date the financial statements were issued, and determined any events or transactions occurring during this period that would require recognition or disclosure are appropriately addressed in these financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07-*Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires public entities to disclose significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, and an amount and description of the composition of other segment items to reconcile to segment profit or loss. The amendments in this update also expand the interim segment disclosure requirements. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted with retrospective application required for all prior periods presented in the financial statements. The Company is currently evaluating the applicable disclosures.

In December 2023, the FASB issued ASU 2023-09-*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which modifies the rules on income tax disclosures to enhance the transparency and decision-usefulness of income tax disclosures, particularly in the rate reconciliation table and disclosures about income taxes paid. The amendments are intended to address investors' requests for income tax disclosures that provide more information to help them better understand an entity's exposure to potential changes in tax laws and the ensuing risks and opportunities and to assess income tax information that affects cash flow forecasts and capital allocation decisions. The guidance also eliminates certain existing disclosure requirements related to uncertain tax positions and unrecognized deferred tax liabilities. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024 with early adoption permitted. All entities should apply the guidance prospectively but have the option to apply it retrospectively. The Company is continuing to assess the timing of adoption and the potential impacts of ASU 2023-09.

Note 2. Net Sales

The following table represents the Company's net sales by product line (in millions):

	Fiscal Year Ended March 31,		
	2024	2023	2022
Mixed-signal Microcontrollers	$ 4,272.4	$ 4,755.7	$ 3,814.8
Analog	2,016.4	2,376.9	1,939.1
Other	1,345.6	1,306.1	1,067.0
Total net sales	$ 7,634.4	$ 8,438.7	$ 6,820.9

The product lines listed above are included entirely in the Company's semiconductor product segment with the exception of the other product line, which includes products from both the semiconductor product and technology licensing segments.

The following table represents the Company's net sales by customer type (in millions):

	Fiscal Year Ended March 31,		
	2024	2023	2022
Distributors	$ 3,620.8	$ 3,993.6	$ 3,248.7
Direct customers	3,910.3	4,284.1	3,450.2
Licensees	103.3	161.0	122.0
Total net sales	$ 7,634.4	$ 8,438.7	$ 6,820.9

Distributors are customers that buy products with the intention of reselling them. Distributors generally have a distributor agreement with the Company to govern the terms of the relationship. Direct customers are non-distributor customers, which generally do not have a master sales agreement with the Company. The Company's direct customers primarily consist of OEMs and, to a lesser extent, contract manufacturers. Licensees are customers of the Company's technology licensing segment, which include purchasers of intellectual property and customers that have licensing agreements to use the Company's SuperFlash® embedded flash technology. All of the customer types listed in the table above are included in the Company's semiconductor product segment with the exception of licensees, which is included in the technology licensing segment. All of the Company's net sales are recognized from contracts with customers.

Semiconductor Product Segment

For contracts related to the purchase of semiconductor products, the Company satisfies its performance obligation when control of the ordered product transfers to the customer. The timing of the transfer of control depends on the agreed upon shipping terms with the customer, but generally occurs upon shipment, which is when physical possession of the product has been transferred and legal title of the product transfers to the customer. Payment is generally due within 30 days of the ship date. Payment is generally collected after the Company satisfies its performance obligation. Also, the Company usually does not record contract assets because the Company has an unconditional right to payment upon satisfaction of the performance obligation, and therefore, a receivable is more commonly recorded than a contract asset. Refer to Note 8 for the opening and closing balances of the Company's receivables.

The consideration received from customers is fixed, with the exception of consideration from certain distributors and customers under LTSAs. Certain of the Company's distributors are granted price concessions and return rights, which result in variable consideration. The amount of revenue recognized for sales to these certain distributors is adjusted for estimates of the price concessions and return rights that are expected to be claimed. These estimates are based on the recent history of price concessions and stock rotations which are recorded as refund liabilities within accrued liabilities on the Company's consolidated balance sheets.

The Company collects amounts in advance for certain of its contracts with customers. These amounts are deferred until control of the product or service is transferred to the customer at which time it is recognized as revenue. As of March 31, 2024, the Company had approximately $933.0 million of deferred revenue, of which $261.8 million is included within accrued liabilities and the remaining $671.2 million is included within other long-term liabilities on the Company's consolidated balance sheet. As of March 31, 2023, the Company had approximately $757.7 million of deferred revenue in the semiconductor product segment, of which $121.4 million is included within accrued liabilities and the remaining $636.3 million is included within other long-term liabilities on the Company's consolidated balance sheets. Deferred revenue represents amounts that have been invoiced in advance which are expected to be recognized as revenue in future periods.

Approximately $126.1 million of deferred revenue recorded on the Company's consolidated balance sheets as of March 31, 2023, was recognized as revenue during fiscal 2024. Approximately $73.2 million of deferred revenue recorded on the Company's consolidated balance sheets as of March 31, 2022, was recognized as revenue during fiscal 2023. This amount was immaterial for fiscal 2022.

Of the $933.0 million of deferred revenue as of March 31, 2024, $839.7 million is cash collected from customers under LTSAs, of which $175.4 million is included within accrued liabilities and $664.3 million is included within other long-term liabilities. Under these LTSAs, the Company receives an upfront deposit from the customer in exchange for assured supply over the contract period, which typically ranges from three to five years. If the customer does not meet the minimum purchase commitments defined in the contract, the Company may retain all, or portions of, the deposit as revenue. If the Company fails to assure supply as defined in the contract, the deposit, or portions of it, will be returned to the customer. The remaining performance obligations for the LTSAs were approximately $3.51 billion as of March 31, 2024, of which approximately 25% is expected to be recognized as net sales during the next 12 months. The amount and timing of such net sales is uncertain because it depends on the satisfaction of commitments made in the LTSAs, which may be affected by the timing and amount of orders placed by customers, contract modifications, variable consideration, sales channels, and manufacturing and supply chain conditions. Accordingly, the amount may not be indicative of net sales in future periods. The remaining $93.3 million of deferred revenue as of March 31, 2024 is related to other cash payments received from customers in advance of the Company's performance obligations being satisfied. Most of the $93.3 million will be recognized as net sales within the next 12 months. The amount of firmly committed orders with performance obligations in excess of 12 months at the time of order is immaterial.

Technology Licensing Segment

The technology licensing segment includes sales and licensing of the Company's intellectual property. For contracts related to the sale of the Company's intellectual property, the Company satisfies its performance obligation and recognizes revenue when control of the intellectual property transfers to the customer. For contracts related to the licensing of the Company's technology, the Company satisfies its performance obligation and recognizes revenue as usage of the license occurs. The transaction price is fixed by the license agreement. Payment is collected after the Company satisfies its performance obligation, and therefore contract liabilities are generally not recorded. The Company generally does not record contract assets due to the fact that the Company has an unconditional right to payment upon satisfaction of the performance obligation, and therefore, the Company recognizes a receivable instead of a contract asset. Refer to Note 8 for the opening and closing balances of the Company's receivables.

Note 3. Geographic and Segment Information

The Company's reportable segments are semiconductor products and technology licensing. The Company does not allocate operating expenses, interest income, interest expense, other income or expense, or provision for or benefit from income taxes to these segments for internal reporting purposes, as the Company does not believe that allocating these expenses is beneficial in evaluating segment performance. Additionally, the Company does not allocate assets to segments for internal reporting purposes as it does not manage its segments by such metrics.

The following table represents net sales and gross profit for each segment (in millions):

| | Fiscal Year Ended March 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	Net Sales	Gross Profit	Net Sales	Gross Profit	Net Sales	Gross Profit
Semiconductor products	$ 7,531.1	$ 4,892.4	$ 8,277.7	$ 5,536.9	$ 6,698.9	$ 4,327.6
Technology licensing	103.3	103.3	161.0	161.0	122.0	122.0
Total	$ 7,634.4	$ 4,995.7	$ 8,438.7	$ 5,697.9	$ 6,820.9	$ 4,449.6

The Company sells its products to distributors and OEMs in a broad range of market segments, performs on-going credit evaluations of its customers and, as deemed necessary, may require collateral, primarily letters of credit. The Company's operations outside the U.S. consist of product assembly and final test facilities in Thailand, and sales and support centers and design centers in certain foreign countries. Domestic operations are responsible for the design, development and wafer fabrication of products, as well as the coordination of production planning and shipping to meet worldwide customer commitments. The Company's Thailand assembly and test facility is reimbursed in relation to value added with respect to assembly and test operations and other functions performed, and certain foreign sales offices receive compensation for sales within their territory. Accordingly, for financial statement purposes, it is not meaningful to segregate sales or operating profits for the assembly and test and foreign sales office operations. Identifiable long-lived assets (consisting of property, plant and equipment net of accumulated depreciation and ROU assets) by geographic area are as follows (in millions):

| | March 31, | |
	2024	2023
United States	$ 826.8	$ 793.4
Thailand	152.2	179.4
Various other countries	371.9	359.1
Total long-lived assets	$ 1,350.9	$ 1,331.9

Sales to unaffiliated customers located outside the U.S., primarily in Asia and Europe, aggregated approximately 75% of consolidated net sales for fiscal 2024 and approximately 78% of consolidated net sales for each of fiscal 2023 and fiscal 2022. Sales to customers in Europe represented approximately 24%, 21% and 20% of consolidated net sales for fiscal 2024, fiscal 2023 and fiscal 2022, respectively. Sales into Germany represented approximately 10% of consolidated net sales for fiscal 2024. Sales to customers in Asia represented approximately 47%, 53% and 55% of consolidated net sales for fiscal 2024, fiscal 2023 and fiscal 2022, respectively. Within Asia, sales into China represented approximately 18%, 21%, 22% of consolidated net sales for fiscal 2024, fiscal 2023 and fiscal 2022, respectively. Sales into Taiwan represented approximately 12%, 14% and 15% of consolidated net sales for fiscal 2024, 2023 and 2022, respectively. Sales into any other individual foreign country did not exceed 10% of the Company's net sales for any of the three years presented.

With the exception of Arrow Electronics, the Company's largest distributor, which accounted for 12% of net sales in fiscal 2024 and 11% of net sales in fiscal 2023, no other distributor or direct customer accounted for more than 10% of net sales in either of fiscal 2024, fiscal 2023 or fiscal 2022.

Note 4. Net Income Per Common Share

The following table sets forth the computation of basic and diluted net income per common share (in millions, except per share amounts):

| | Fiscal Year Ended March 31, | | |
	2024	2023	2022
Net income	$ 1,906.9	$ 2,237.7	$ 1,285.5
Basic weighted average common shares outstanding	542.0	550.4	552.3
Dilutive effect of stock options and RSUs	5.1	5.2	7.1
Dilutive effect of 2015 Senior Convertible Debt	0.2	0.6	2.6
Dilutive effect of 2017 Senior Convertible Debt	0.7	1.0	3.1
Dilutive effect of 2017 Junior Convertible Debt	—	0.1	0.8
Diluted weighted average common shares outstanding	548.0	557.3	565.9
Basic net income per common share	$ 3.52	$ 4.07	$ 2.33
Diluted net income per common share	$ 3.48	$ 4.02	$ 2.27

The Company computed basic net income per common share based on the weighted average number of common shares outstanding during the period. The Company computed diluted net income per common share based on the weighted average number of common shares outstanding plus potentially dilutive common shares outstanding during the period.

Potentially dilutive common shares from employee equity incentive plans are determined by applying the treasury stock method to the assumed exercise of outstanding stock options and the assumed vesting of outstanding RSUs. Prior to conversion of its Convertible Debt, the Company will include, in the diluted net income per common share calculation, the effect of the additional shares that may be issued when the Company's common stock price exceeds the conversion price using the if-converted method. The Company's Convertible Debt has no impact on diluted net income per common share unless the average price of the Company's common stock exceeds the conversion price because the Company is required to settle the principal amount of the Convertible Debt in cash upon conversion.

The following is the weighted average conversion price per share used in calculating the dilutive effect (see Note 5 for details on the Convertible Debt):

	Fiscal Year Ended March 31,		
	2024	2023	2022
2015 Senior Convertible Debt	$ 29.02	$ 29.58	$ 30.10
2017 Senior Convertible Debt	$ 45.26	$ 46.14	$ 46.93
2020 Senior Convertible Debt	$ 91.91	$ 92.82	$ 93.34
2017 Junior Convertible Debt[1]	$ 44.81	$ 45.32	$ 46.10

[1] The weighted average conversion price per share for the 2017 Junior Convertible Debt was prior to the settlement of the outstanding principal amount in May 2023.

Note 5. Debt

Debt obligations included in the consolidated balance sheets consisted of the following (in millions):

	Coupon Interest Rate	Effective Interest Rate	March 31,	
			2024	2023
Revolving Credit Facility			$ —	$ 100.0
2025 Term Loan Facility			750.0	—
Commercial Paper			1,359.0	—
4.333% 2023 Notes[1]	4.333%	4.7%	—	1,000.0
2.670% 2023 Notes[1]	2.670%	2.8%	—	1,000.0
0.972% 2024 Notes[1]	0.972%	1.1%	—	1,400.0
0.983% 2024 Notes[1]	0.983%	1.1%	1,000.0	1,000.0
4.250% 2025 Notes[1]	4.250%	4.6%	1,200.0	1,200.0
5.050% 2029 Notes[1]	5.050%	5.2%	1,000.0	—
Total Senior Indebtedness[2]			5,309.0	5,700.0
Senior Subordinated Convertible Debt - Principal Outstanding				
2015 Senior Convertible Debt	1.625%	1.8%	6.7	12.4
2017 Senior Convertible Debt	1.625%	1.8%	38.0	82.2
2020 Senior Convertible Debt	0.125%	0.5%	665.5	665.5
Junior Subordinated Convertible Debt - Principal Outstanding				
2017 Junior Convertible Debt	2.250%	2.3%	—	6.5
Total Convertible Debt			710.2	766.6
Gross long-term debt including current maturities			6,019.2	6,466.6
Less: Debt discount[3]			(13.9)	(10.4)
Less: Debt issuance costs[4]			(5.5)	(16.3)
Net long-term debt including current maturities			5,999.8	6,439.9
Less: Current maturities[5]			(999.4)	(1,398.2)
Net long-term debt			$ 5,000.4	$ 5,041.7

[1] The 4.333% 2023 Notes matured on June 1, 2023 and prior to maturity interest accrued at a rate of 4.333% per annum, payable semi-annually in arrears on June 1 and December 1 of each year. The 2.670% 2023 Notes matured on September 1, 2023 and prior to maturity interest accrued at a rate of 2.670% per annum, payable semi-annually in arrears on March 1 and September 1 of each year. The 0.972% 2024 Notes matured on February 15, 2024 and prior to maturity interest accrued at a rate of 0.972% per annum, payable semi-annually in arrears on February 15 and August 15 of each year. The 0.983% 2024 Notes mature on September 1, 2024, and interest is payable semi-annually in arrears on March 1 and September 1 of each year. The 4.250% 2025 Notes mature on September 1, 2025 and interest accrues at a rate of 4.250% per annum, payable semi-annually in arrears on March 1 and September 1 of each year. The 5.050% 2029 Notes mature on March 15, 2029 and interest accrues at a rate of 5.050% per annum, payable semi-annually in arrears on March 15 and September 15 of each year.

[2] All outstanding Senior Notes and the Revolving Credit Facility are senior unsecured debt.

(3) The unamortized discount consists of the following (in millions):

	March 31,	
	2024	2023
Commercial Paper	$ (3.9)	$ —
4.333% 2023 Notes	—	(0.2)
2.670% 2023 Notes	—	(0.4)
0.972% 2024 Notes	—	(1.2)
0.983% 2024 Notes	(0.4)	(1.3)
4.250% 2025 Notes	(4.4)	(7.3)
5.050% 2029 Notes	(5.2)	—
Total unamortized discount	$ (13.9)	$ (10.4)

(4) Debt issuance costs consist of the following (in millions):

	March 31,	
	2024	2023
Revolving Credit Facility	$ —	$ (8.6)
2025 Term Loan Facility	(0.7)	—
4.333% 2023 Notes	—	(0.4)
2.670% 2023 Notes	—	(0.2)
0.972% 2024 Notes	—	(0.6)
0.983% 2024 Notes	(0.2)	(0.8)
4.250% 2025 Notes	(0.6)	(0.9)
5.050% 2029 Notes	(2.2)	—
2017 Senior Convertible Debt	(0.1)	(0.4)
2020 Senior Convertible Debt	(1.7)	(4.4)
Total debt issuance costs	$ (5.5)	$ (16.3)

(5) As of March 31, 2024, current maturities consisted of the 0.983% 2024 Notes, which mature on September 1, 2024. As of March 31, 2024, the outstanding Commercial Paper which matures within the three months ending June 30, 2024, and the 2020 Senior Convertible Debt which matures on November 15, 2024, and will be convertible on August 15, 2024, were excluded from current maturities as the Company has the intent and ability to utilize proceeds from its Revolving Credit Facility to refinance such notes on a long-term basis. As of March 31, 2024, the 2015 Senior Convertible Debt which mature on February 15, 2025, and the 2017 Senior Convertible Debt were convertible and are excluded from current maturities as the Company has the intent and ability to utilize proceeds from its Revolving Credit Facility to settle the principal portion of its Convertible Debt upon conversion. As of March 31, 2023, current maturities consisted of the 0.972% 2024 Notes which matured on February 15, 2024. As of March 31, 2023, the 2.670% 2023 Notes, which matured on September 1, 2023, and the 4.333% 2023 Notes, which matured on June 1, 2023, were excluded from current maturities as the Company had the intent and ability to utilize proceeds from its Revolving Credit Facility to refinance such notes on a long-term basis. As of March 31, 2023, the 2015 Senior Convertible Debt, the 2017 Senior Convertible Debt and the 2017 Junior Convertible Debt were excluded from current maturities as the Company had the intent and ability to utilize proceeds from its Revolving Credit Facility to settle the principal portion of its Convertible Debt upon conversion.

Expected maturities relating to the Company's debt obligations based on the contractual maturity dates as of March 31, 2024, are as follows (in millions):

Fiscal year ending March 31,	Amount
2025	$ 3,031.2
2026	1,950.0
2027	38.0
2028	—
2029	1,000.0
Total	$ 6,019.2

Ranking of Convertible Debt - Each series of Convertible Debt is an unsecured obligation which is subordinated in right of payment to the amounts outstanding under the Company's Senior Indebtedness. The Senior Subordinated Convertible Debt is subordinated to the Senior Indebtedness; ranks senior to the Company's indebtedness that is expressly subordinated in right of payment to it; ranks equal in right of payment to any of the Company's unsubordinated indebtedness that does not provide that it is senior to the Senior Subordinated Convertible Debt; ranks junior in right of payment to any of the Company's secured and unsecured unsubordinated indebtedness to the extent of the value of the assets securing such indebtedness; and is structurally subordinated to all indebtedness and other liabilities of the Company's subsidiaries.

Summary of Conversion Features - On April 1, 2022, the Company irrevocably elected cash settlement for the principal amount of its Convertible Debt. Each series of Convertible Debt is convertible, subject to certain conditions, into cash, shares of the Company's common stock or a combination thereof, at the Company's election, at specified conversion rates (see table below), adjusted for certain events including the declaration of cash dividends. Except during the three-month period immediately preceding the maturity date of the applicable series of Convertible Debt, each series of Convertible Debt is convertible only upon the occurrence of (i) such time as the closing price of the Company's common stock exceeds the applicable conversion price (see table below) by 130% for 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter, (ii) during the 5 business day period after any 10 consecutive trading day period, or the measurement period, in which the trading price per $1,000 principal amount of notes of a given series for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company's common stock and the applicable conversion rate on each such trading day, or (iii) upon the occurrence of certain corporate events specified in the indenture of such series of Convertible Debt. In addition, for each series, with the exception of the 2020 Senior Convertible Debt, if at the time of conversion the applicable price of the Company's common stock exceeds the applicable conversion price at such time, the applicable conversion rate will be increased by up to an additional maximum incremental shares rate, as determined pursuant to a formula specified in the indenture for the applicable series of Convertible Debt, and as adjusted for cash dividends paid since the issuance of such series of Convertible Debt. However, in no event will the applicable conversion rate exceed the applicable maximum conversion rate specified in the indenture for the applicable series of Convertible Debt (see table below).

The following table sets forth the applicable conversion rates adjusted for dividends declared since issuance of such series of Convertible Debt and the applicable incremental share factors and maximum conversion rates as adjusted for dividends paid since the applicable issuance date:

	Dividend adjusted rates as of March 31, 2024			
	Conversion Rate	Approximate Conversion Price	Incremental Share Factor	Maximum Conversion Rate
2015 Senior Convertible Debt[1]	34.7329	$ 28.79	17.3682	48.6252
2017 Senior Convertible Debt[1]	22.2722	$ 44.90	11.1369	31.7380
2020 Senior Convertible Debt[1]	10.9310	$ 91.48	—	15.3034

[1] As of March 31, 2024, the 2020 Senior Convertible Debt was not convertible. As of March 31, 2024, the holders of each of the 2015 Senior Convertible Debt and 2017 Senior Convertible Debt have the right to convert their notes between April 1, 2024 and June 30, 2024 because the Company's common stock price has exceeded the applicable conversion price for such series by 130% for the specified period of time during the quarter ended March 31, 2024. As of March 31, 2024, the adjusted conversion rate for the 2015 Senior Convertible Debt and the 2017 Senior Convertible Debt would be increased to 46.5270 shares of common stock and 27.8352 shares of common stock, respectively, per $1,000 principal amount of notes based on the closing price of $89.71 per share of common stock to include an additional maximum incremental share rate per the terms of the applicable indenture. As of March 31, 2024, each of the 2015 Senior Convertible Debt and 2017 Senior Convertible Debt had a conversion value in excess of par of $21.4 million and $56.9 million, respectively.

With the exception of the 2020 Senior Convertible Debt, which became redeemable by the Company after November 20, 2022, the Company may not redeem any series of Convertible Debt prior to the relevant maturity date and no sinking fund is provided for any series of Convertible Debt. Under the terms of the applicable indenture, the Company may repurchase any series of Convertible Debt in the open market or through privately negotiated exchange offers. Upon the occurrence of a fundamental change, as defined in the applicable indenture of such series of Convertible Debt, holders of such series may require the Company to purchase all or a portion of their Convertible Debt for cash at a price equal to 100% of the principal amount plus any accrued and unpaid interest.

Interest expense consists of the following (in millions):

	Fiscal Year Ended March 31,		
	2024	2023	2022
Debt issuance cost amortization	$ 4.5	$ 6.8	$ 9.1
Debt discount amortization	37.5	7.2	7.0
Interest expense	147.3	179.3	187.1
Total interest expense on Senior Indebtedness	189.3	193.3	203.2
Debt issuance cost amortization	2.8	2.7	2.4
Debt discount amortization	—	—	37.9
Coupon interest expense	1.7	2.9	8.1
Total interest expense on Convertible Debt	4.5	5.6	48.4
Other interest expense	4.5	5.0	5.4
Total interest expense	$ 198.3	$ 203.9	$ 257.0

The Company's debt settlement transactions consists of the following (in millions)[1]:

	Principal Amount Settled	Cash Paid	Consideration Value of Shares Issued	Debt Issued	Total	Fair Value Settled[2]	Equity Component[2]	Net Loss on Inducements and Settlements
February 2024[3]								
0.972% 2024 Notes	$ 1,400.0	$ 1,400.0	$ —	$ —	$ 1,400.0	$ —	$ —	$ —
September 2023[4]								
2.670% 2023 Notes	$ 1,000.0	$ 1,000.0	$ —	$ —	$ 1,000.0	$ —	$ —	$ —
August 2023[1]								
2017 Senior Convertible Debt	$ 18.2	$ 42.7	$ —	$ —	$ 42.7	$ —	$ —	$ 3.1
June 2023[5]								
4.333% 2023 Notes	$ 1,000.0	$ 1,000.0	$ —	$ —	$ 1,000.0	$ —	$ —	$ —
May 2023[1]								
2015 Senior Convertible Debt	$ 5.6	$ 18.9	$ —	$ —	$ 18.9	$ —	$ —	$ 0.4
2017 Senior Convertible Debt	$ 25.9	$ 56.3	$ —	$ —	$ 56.3	$ —	$ —	$ 6.6
2017 Junior Convertible Debt	$ 6.5	$ 14.9	$ —	$ —	$ 14.9	$ —	$ —	$ 2.1
August 2022[6]								
2015 Senior Convertible Debt	$ 22.0	$ 67.7	$ —	$ —	$ 67.7	$ —	$ —	$ 1.3
2017 Senior Convertible Debt	$ 14.9	$ 29.2	$ —	$ —	$ 29.2	$ —	$ —	$ 0.8
May 2022[6]								
2017 Senior Convertible Debt	$ 31.0	$ 65.3	$ —	$ —	$ 65.3	$ —	$ —	$ 5.9
2017 Junior Convertible Debt	$ 3.6	$ 8.2	$ —	$ —	$ 8.2	$ —	$ —	$ 0.3
February 2022[6]								
2017 Senior Convertible Debt	$ 64.9	$ 64.9	$ 74.6	$ —	$ 139.5	$ 60.0	$ 75.5	$ 11.8
December 2021								
2015 Senior Convertible Debt[6]	$ 36.6	$ 36.6	$ 103.9	$ —	$ 140.5	$ 36.2	$ 104.2	$ 4.1
2017 Senior Convertible Debt[6]	$ 39.7	$ 39.7	$ 61.4	$ —	$ 101.1	$ 37.4	$ 63.0	$ 6.3
2017 Junior Convertible Debt[6]	$ 19.9	$ 19.9	$ 31.6	$ —	$ 51.5	$ 15.7	$ 35.9	$ 5.1
Revolving Credit Facility[7]	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 0.6
August 2021[8]								

	Principal Amount Settled	Cash Paid	Consideration Value of Shares Issued	Debt Issued	Total	Fair Value Settled[2]	Equity Component[2]	Net Loss on Inducements and Settlements
2015 Senior Convertible Debt	$ 70.4	$ 70.4	$ 159.9	$ —	$ 230.3	$ 71.0	$ 158.9	$ 10.6
2017 Senior Convertible Debt	$ 100.7	$ 100.7	$ 123.5	$ —	$ 224.2	$ 100.0	$ 113.0	$ 31.5
2017 Junior Convertible Debt	$ 92.5	$ 92.5	$ 115.8	$ —	$ 208.3	$ 87.7	$ 116.6	$ 43.1
June 2021[9]								
3.922% 2021 Notes	$ 1,000.0	$ 1,000.0	$ —	$ —	$ 1,000.0	$ —	$ —	$ 0.3

[1] The Company settled portions of its convertible debt in privately negotiated transactions that are accounted for as induced conversions.

[2] Prior to the adoption of ASU 2020-06, the total consideration for the convertible debt settlements was allocated to the liability and equity components using the equivalent rate that reflected the borrowing rate for a similar non-convertible debt instrument prior to the settlement.

[3] The Company used proceeds from the issuance of Commercial Paper and borrowings under its Revolving Credit Facility to finance such settlement.

[4] The Company used borrowings under its 2025 Term Loan Facility and its Revolving Credit Facility to finance the settlement.

[5] The Company used borrowings under its Revolving Credit Facility to finance a portion of such settlement.

[6] The Company used cash generated from operations to finance a portion of such settlement.

[7] In connection with the amendment and restatement of its Credit Agreement, the Company recognized a loss on settlement of debt of $0.6 million.

[8] The Company used borrowings under its Revolving Credit Facility to finance a portion of such settlement.

[9] The Company used proceeds from the issuance of the 0.983% 2024 Notes to finance a portion of such settlement.

In December 2020, in connection with the issuance of the 2020 Senior Convertible Debt, the Company entered into capped call option transactions with several financial institutions at a cost of $35.8 million. The capped call options cover, subject to anti-dilution adjustments, the number of shares of the Company's common stock initially underlying the 2020 Senior Convertible Debt. Upon conversion of the 2020 Senior Convertible Debt, the Company may exercise the capped call options subject to a cap strike price of $116.79 per share which would reduce the potential dilution to the Company's common stock or offset any cash payments the Company is required to make in excess of the principal amount of converted notes. Upon conversion of the 2020 Senior Convertible Debt, there will be no economic dilution from the notes until the average market price of the Company's common stock exceeds the cap price of $116.79 per share, as the exercise of the capped call options will offset any dilution from the 2020 Senior Convertible Debt from the conversion price up to the cap price. As these transactions meet certain accounting criteria, the capped call options are recorded as a reduction of stockholders' equity and are not accounted for as derivatives.

Senior Credit Facilities

In December 2021, the Company amended and restated the Credit Agreement in its entirety. In connection therewith, the collateral securing the Credit Agreement prior to such amendment and restatement was released. The amended and restated Credit Agreement provides for an unsecured revolving loan facility up to $2.75 billion that terminates on December 16, 2026. The Credit Agreement also permits the Company, subject to certain conditions, to add one or more incremental term loan facilities or increase the revolving loan commitments up to $750.0 million.

The revolving loans bear interest, at the Company's option, at the base rate plus a spread of 0.125% to 0.50%, an adjusted daily simple SOFR rate (or SONIA rate in the case of loans denominated in pounds sterling) plus a spread of 1.125% to 1.50%, or an adjusted term SOFR or adjusted EURIBOR rate (based on one, three or six-month interest periods) plus a spread of 1.125% to 1.50%, in each case, with such spread being determined based on the credit ratings for certain of the Company's senior, unsecured debt. The base rate means the highest of the prime rate, the federal funds rate plus a margin equal to 0.50% and the adjusted term SOFR rate for a one-month interest period plus a margin equal to 1.00%. Interest is due and payable in arrears quarterly for loans bearing interest at the base rate and at the end of an interest period (or at each three-month interval in the case of loans with interest periods greater than three months) in the case of loans bearing interest at the adjusted term SOFR or adjusted EURIBOR rates.

The Company's obligations under the Credit Agreement are guaranteed by certain of its subsidiaries meeting materiality thresholds. The Credit Agreement contains customary affirmative and negative covenants, including covenants that limit or restrict the Company and its subsidiaries' ability to, among other things, incur subsidiary indebtedness, grant liens, merge or consolidate, dispose of substantially all assets, make investments, make acquisitions, enter into certain transactions with affiliates, pay dividends or make distributions, repurchase stock, enter into restrictive agreements, in each case subject to customary exceptions for a credit facility of this size and type. The Company is also required to maintain compliance with a total leverage ratio and an interest coverage ratio, all measured quarterly and calculated on a consolidated basis. As of March 31, 2024, the Company was in compliance with these financial covenants.

In August 2023, the amended and restated Credit Agreement, dated as of December 16, 2021, was amended by the first incremental term loan amendment, dated as of August 31, 2023. Pursuant to this amendment, the Company borrowed an aggregate principal amount of $750.0 million under the new 2025 Term Loan Facility bearing interest at the Adjusted Term SOFR Rate, plus a margin of 1.125% to 1.5%, or Alternate Base Rate, plus a margin of 0.125% to 0.5%, with a maturity date of August 31, 2025. The interest rate margins are determined based on the Company's credit rating.

Commercial Paper

In September 2023, the Company established a Commercial Paper program under which the Company may issue short-term unsecured promissory notes up to a maximum principal amount outstanding at any time of $2.75 billion with a maturity of up to 397 days from the date of issue. The Company's obligations with respect to the payment of the Commercial Paper are guaranteed by certain of its subsidiaries. The Commercial Paper will be sold at a discount from par or alternatively, will be sold at par and bear interest rates that will vary based on market conditions and the time of issuance. The Company's intention is to reduce the amounts that would otherwise be available to borrow under the Company's Revolving Credit Facility by the outstanding amount of Commercial Paper. As of March 31, 2024, the Company had $1.36 billion of principal amount of Commercial Paper outstanding. The weighted-average interest rate of the Company's outstanding Commercial Paper was 5.58% as of March 31, 2024.

Senior Notes

The Company may, at its option, redeem some or all of the applicable series of Senior Notes in the manner set forth in the indenture governing the applicable series of Senior Notes. If the Company experiences a specific change of control triggering event set forth in the indenture governing the applicable series of Senior Notes, the Company must offer to repurchase each of the notes of such series at a price equal to 101% of the principal amount of each of the notes of such series repurchased, plus accrued and unpaid interest, if any, but excluding, the repurchase date.

Each indenture governing the applicable series of Senior Notes contain certain customary affirmative and negative covenants, including covenants that limit or restrict the Company and its subsidiaries' ability to, among other things, create or incur certain liens, and enter into sale and leaseback transactions, and consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its assets, to another person. These covenants are subject to a number of limitations and exceptions set forth in the indenture governing the applicable series of Senior Notes.

Each series of Senior Notes is guaranteed by certain of the Company's subsidiaries that have also guaranteed the obligation under the Credit Agreement, the 2025 Term Loan Facility and the Company's existing Senior Indebtedness. In the future, each subsidiary of the Company that is a guarantor or other obligor of the Credit Agreement is required to guarantee each series of Senior Notes.

5.050% 2029 Notes

In March 2024, the Company issued $1.00 billion aggregate principal amount of 5.050% 2029 Notes in a public offering. In connection with the issuance of the 5.050% 2029 Notes, the Company incurred issuance costs of $2.3 million and recorded a debt discount of $5.3 million which includes fees deducted from the proceeds, which will both be amortized using the effective interest method over the term of the debt.

Prior to March 15, 2029 (Par Call Date) the Company may, at its option, redeem some or all of the 5.050% 2029 Notes prior to March 15, 2029 at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (i)(x) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the indenture governing the terms of the 5.050% 2029 Notes (the 5.050% 2029 Notes Indenture), plus 15 basis points less (y) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the 5.050% 2029 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date. On or after the Par Call Date, the Company may redeem the 5.050% 2029 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 5.050% 2029 Notes being redeemed, plus any accrued and unpaid interest thereon to, but excluding, the redemption date.

If the Company experiences a specific change of control triggering event, the Company must offer to repurchase the 5.050% 2029 Notes at a price equal to 101% of the principal amount of the Notes repurchased, plus any accrued and unpaid interest, to, but excluding, the repurchase date.

The 5.050% 2029 Notes Indenture contains certain customary affirmative and negative covenants, including covenants that limit or restrict the Company and its subsidiaries' ability to, among other things, create or incur certain liens, enter into sale and leaseback transactions, and consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its assets. These covenants are subject to a number of limitations and exceptions set forth in the 5.050% 2029 Notes Indenture.

The 5.050% 2029 Notes are guaranteed by certain of the Company's subsidiaries that have also guaranteed the obligation under the Credit Agreement, 2025 Term Loan Facility and under the Company's existing Senior Indebtedness.

Note 6. Fair Value of Financial Instruments

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the Company utilizes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1-   Observable inputs such as quoted prices in active markets;

Level 2-   Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3-   Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying amount of cash equivalents approximates fair value because their maturity is less than three months. The carrying amount of accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short-term maturity of the amounts and are considered Level 2 in the fair value hierarchy.

The fair value of the Company's Revolving Credit Facility, the 2025 Term Loan Facility, and the Commercial Paper, is estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of the Company's Revolving Credit Facility, the 2025 Term Loan Facility, and the Commercial Paper at March 31, 2024 approximated the carrying value excluding debt discounts and debt issuance costs and are considered Level 2 in the fair value hierarchy. The Company measures the fair value of its Convertible Debt and Senior Notes for disclosure purposes. These fair values are based on observable market prices for this debt, which is traded in less active markets and are therefore classified as a Level 2 fair value measurement.

The following table shows the carrying amounts and fair values of the Company's debt obligations (in millions):

| | March 31, | | | | | | | |
| | 2024 | | | | 2023 | | | |
	Carrying Amount[1]		Fair Value		Carrying Amount[1]		Fair Value	
Revolving Credit Facility	$	—	$	—	$	91.4	$	100.0
2025 Term Loan Facility		749.3		750.0		—		—
Commercial Paper		1,355.1		1,359.0		—		—
4.333% 2023 Notes		—		—		999.4		997.1
2.670% 2023 Notes		—		—		999.4		985.4
0.972% 2024 Notes		—		—		1,398.2		1,337.6
0.983% 2024 Notes		999.4		979.6		997.9		941.9
4.250% 2025 Notes		1,195.0		1,181.8		1,191.8		1,176.0
5.050% 2029 Notes		992.6		1,000.6		—		—
2015 Senior Convertible Debt		6.7		25.6		12.4		41.8
2017 Senior Convertible Debt		37.9		101.3		81.8		189.6
2020 Senior Convertible Debt		663.8		708.8		661.1		732.1
2017 Junior Convertible Debt		—		—		6.5		14.5
Total	$	5,999.8	$	6,106.7	$	6,439.9	$	6,516.0

[1] The carrying amounts presented are net of debt discounts and debt issuance costs (see Note 5 for further information).

Note 7. Intangible Assets and Goodwill

Net amounts excluding fully amortized intangible assets, consist of the following (in millions):

| | March 31, 2024 | | | | | |
	Gross Amount		Accumulated Amortization		Net Amount	
Core and developed technology	$	7,221.3	$	(4,590.9)	$	2,630.4
Customer-related		196.7		(140.8)		55.9
Software licenses		230.7		(135.2)		95.5
Total	$	7,648.7	$	(4,866.9)	$	2,781.8

| | March 31, 2023 | | | | | |
	Gross Amount		Accumulated Amortization		Net Amount	
Core and developed technology	$	7,296.2	$	(4,103.4)	$	3,192.8
Customer-related		199.8		(128.0)		71.8
In-process research and development		5.7		—		5.7
Software licenses		211.7		(113.0)		98.7
Distribution rights and other		0.3		(0.3)		—
Total	$	7,713.7	$	(4,344.7)	$	3,369.0

The following is an expected amortization schedule for the intangible assets for fiscal 2025 through fiscal 2029, absent any future acquisitions or impairment charges (in millions):

Fiscal Year Ending March 31,		Amortization Expense
2025	$	561.3
2026	$	489.8
2027	$	388.8
2028	$	300.2
2029	$	230.5

The Company amortizes intangible assets over their expected useful lives, which range between 1 and 15 years. Amortization expense attributed to intangible assets are assigned to cost of sales and operating expenses as follows (in millions):

| | Fiscal Year Ended March 31, | | |
	2024	2023	2022
Amortization expense charged to cost of sales	$ 12.2	$ 15.8	$ 12.4
Amortization expense charged to operating expense	676.9	737.9	922.0
Total amortization expense	$ 689.1	$ 753.7	$ 934.4

Goodwill activity by segment was as follows (in millions):

	Semiconductor Products Reporting Unit	Technology Licensing Reporting Unit
Balance at March 31, 2022	$ 6,654.4	$ 19.2
Additions	—	—
Balance at March 31, 2023	$ 6,654.4	$ 19.2
Additions	1.8	—
Balance at March 31, 2024	$ 6,656.2	$ 19.2

At March 31, 2024, the Company applied a qualitative goodwill impairment test to its two reporting units, and concluded that goodwill was not impaired. Through March 31, 2024, the Company has never recorded a goodwill impairment charge.

Note 8. Other Financial Statement Details

Accounts Receivable

Accounts receivable consists of the following (in millions):

| | March 31, | |
	2024	2023
Trade accounts receivable	$ 1,141.7	$ 1,300.4
Other	10.1	13.5
Total accounts receivable, gross	1,151.8	1,313.9
Less: allowance for expected credit losses	8.1	8.6
Total accounts receivable, net	$ 1,143.7	$ 1,305.3

The Company sells certain of its trade accounts receivable on a non-recourse basis to a third-party financial institution pursuant to a factoring arrangement. The Company accounts for these transactions as sales of receivables and presents cash proceeds as cash provided by operating activities in the consolidated statements of cash flows. Total trade accounts receivable sold under the factoring arrangement were $64.9 million and $775.0 million during fiscal 2024 and fiscal 2023, respectively. The Company paused this program in the second quarter of fiscal 2024. Factoring fees for the sales of receivables were recorded in other (loss) income, net and were not material for any of the periods presented.

Inventories

The components of inventories consist of the following (in millions):

| | March 31, | |
	2024	2023
Raw materials	$ 184.0	$ 192.6
Work in process	797.5	809.8
Finished goods	334.5	322.5
Total inventories	$ 1,316.0	$ 1,324.9

Property, Plant and Equipment

Property, plant and equipment consists of the following (in millions):

| | March 31, | |
	2024	2023
Land	$ 89.3	$ 89.3
Building and building improvements	796.3	716.4
Machinery and equipment	2,778.1	2,669.1
Projects in process	349.6	354.3
Total property, plant and equipment, gross	4,013.3	3,829.1
Less: accumulated depreciation and amortization	2,818.7	2,651.2
Total property, plant and equipment, net	$ 1,194.6	$ 1,177.9

Depreciation expense attributed to property, plant and equipment was $190.4 million, $244.7 million and $209.1 million for the fiscal years ended March 31, 2024, 2023 and 2022, respectively. The changes in depreciation expense in the fiscal years ended March 31, 2024, and 2023, includes the impact of higher production levels, manufacturing expansion activities and moving and repurposing floor space and equipment. As of March 31, 2024, the Company recorded $126.5 million of capital-related grants for qualifying capital expenditures as a reduction to property, plant and equipment, compared to $81.0 million as of March 31, 2023.

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amount of such assets may not be recoverable. For the three years ended March 31, 2024, the Company's evaluation of its property, plant and equipment did not result in any material impairments.

Accrued Liabilities

Accrued liabilities consists of the following (in millions):

| | March 31, | |
	2024	2023
Accrued compensation and benefits	$ 117.8	$ 193.5
Income taxes payable	90.8	106.2
Deferred revenue	261.8	121.4
Sales related reserves	580.6	536.1
Current portion of lease liabilities	32.6	31.5
Accrued expenses and other liabilities	223.4	334.8
Total accrued liabilities	$ 1,307.0	$ 1,323.5

Note 9. Leases

Operating lease arrangements are comprised primarily of real estate and equipment agreements for which the ROU assets are included in other assets and the corresponding lease liabilities, depending on their maturity, are included in accrued liabilities or other long-term liabilities in the consolidated balance sheets. There are certain immaterial finance leases recorded in the consolidated balance sheets. The Company has elected to account for the lease and non-lease components as a single lease component.

The Company's leases are included as a component of the following balance sheet lines (in millions):

	March 31,			
	2024		2023	
Other assets:				
ROU assets	$	156.3	$	154.0
Total lease assets	$	156.3	$	154.0
Accrued liabilities:				
Current portion of lease liabilities	$	32.6	$	31.5
Other long-term liabilities:				
Non-current portion of lease liabilities		128.7		128.6
Total lease liabilities	$	161.3	$	160.1

The following table presents the maturities of lease liabilities as of March 31, 2024 (in millions):

Fiscal year ending March 31,	Operating Leases	
2025	$	41.4
2026		37.6
2027		33.1
2028		23.5
2029		14.9
Thereafter		35.2
Total lease payments		185.7
Less: Imputed lease interests		24.4
Total lease liabilities	$	161.3

The Company's weighted-average remaining lease-term and weighted-average discount rate at March 31, 2024 are as follows:

Weighted average remaining lease-term (years)	5.61
Weighted average discount rate	4.52%

The Company's total lease expense is as follows (in millions):

	Fiscal Year Ended March 31,					
	2024		2023		2022	
Operating lease expense	$	60.4	$	56.6	$	58.4

Note 10. Commitments and Contingencies

Purchase Commitments

The Company's purchase commitments primarily consist of agreements for the purchase of property, plant and equipment and other goods and services including wafer purchase obligations with the Company's wafer foundries, and manufacturing supply capacity reservation commitments.

Total purchase commitments as of March 31, 2024, are as follows (in millions):

Fiscal Year Ending March 31,		Purchase Commitments
2025	$	516.7
2026		212.7
2027		194.8
2028		172.2
2029		90.4
Thereafter		86.9
Total	$	1,273.7

Indemnification Contingencies

The Company's technology license agreements generally include an indemnification clause that indemnifies the licensee against liability and damages (including legal defense costs) arising from any claims of patent, copyright, trademark or trade secret infringement by the Company's proprietary technology. The terms of these indemnification provisions approximate the terms of the outgoing technology license agreements, which are typically perpetual unless terminated by either party for breach. The possible amount of future payments the Company could be required to make based on agreements that specify indemnification limits, if such indemnifications were required on all of these agreements, is approximately $189.0 million. There are some licensing agreements in place that do not specify indemnification limits. As of March 31, 2024, the Company had not recorded any liabilities related to these indemnification obligations and the Company believes that any amounts that it may be required to pay under these agreements in the future will not have a material adverse effect on its financial position, cash flows or results of operations.

Warranty Costs and Product Liabilities

The Company accrues for known product-related claims if a loss is probable and can be reasonably estimated. During the periods presented, there have been no material accruals or payments regarding product warranty or product liability. Historically, the Company has experienced a low rate of payments on product claims. Although the Company cannot predict the likelihood or amount of any future claims, the Company does not believe these claims will have a material adverse effect on its financial condition, results of operations or liquidity.

Legal Matters

In the ordinary course of the Company's business, it is exposed to various legal actions as a result of contracts, product liability, customer claims, pricing or royalty disputes with customers and licensees, governmental investigations and other matters. The Company is involved in a limited number of these legal actions, both as plaintiff and defendant, with respect to the foregoing types of matters. Consequently, the Company could incur uninsured liability in any of these legal actions. The Company also periodically receives notifications from various third parties alleging infringement of patents or other intellectual property rights, or from customers requesting reimbursement for various costs. With respect to pending legal actions to which the Company is a party and other claims, although the outcomes are generally not determinable, the Company believes that the ultimate resolution of these matters (other than certain tax matters in the U.S. and Malaysia as described in Note 11 below) will not have a material adverse effect on its financial position, cash flows or results of operations. Litigation, governmental investigations and disputes relating to the semiconductor industry are not uncommon, and the Company is, from time to time, subject to such litigation, governmental investigations and disputes. As a result, no assurances can be given with respect to the extent or outcome of any such litigation, governmental investigations or disputes in the future.

The Company accrues for claims and contingencies when losses become probable and reasonably estimable. As of the end of each applicable reporting period, the Company reviews each of its matters and, where it is probable that a liability has been or will be incurred, the Company accrues for all probable and reasonably estimable losses. Where the Company can reasonably estimate a range of losses it may incur regarding such a matter, the Company records an accrual for the amount within the range that constitutes its best estimate. If the Company can reasonably estimate a range but no amount within the range appears to be a better estimate than any other, the Company uses the amount that is the low end of such range. As of March 31, 2024, the Company's estimate of the aggregate potential liability for legal matters that is possible but not probable is approximately $125.0 million in excess of amounts accrued.

Note 11. Income Taxes

The income tax provision (benefit) consists of the following (amounts in millions):

	Fiscal Year Ended March 31,		
	2024	2023	2022
Income before income taxes:			
U.S.	$ 555.5	$ 674.7	$ 132.2
Foreign	1,810.4	2,235.0	1,350.3
Total income before income taxes	$ 2,365.9	$ 2,909.7	$ 1,482.5
Current provision (benefit):			
U.S. Federal	$ 347.5	$ 389.5	$ 191.6
State	20.0	5.0	3.7
Foreign	118.7	72.0	(6.2)
Total current provision	$ 486.2	$ 466.5	$ 189.1
Deferred provision (benefit):			
U.S. Federal	$ (106.4)	$ 53.7	$ (78.7)
State	(12.3)	4.6	(9.1)
Foreign	91.5	147.2	95.7
Total deferred provision (benefit)	(27.2)	205.5	7.9
Income tax provision	$ 459.0	$ 672.0	$ 197.0

The provision (benefit) for income taxes differs from the amount computed by applying the statutory federal tax rate to income before income taxes. The sources and tax effects of the differences in the total income tax provision are as follows (amounts in millions):

	Fiscal Year Ended March 31,		
	2024	2023	2022
Computed expected income tax provision	$ 496.8	$ 611.0	$ 311.3
State income taxes, net of federal benefit	15.7	8.6	3.5
Effects of foreign operations - rate differential	(149.3)	(184.0)	(96.8)
Effects of foreign operations - other, net of foreign tax credits	212.2	258.9	139.9
Foreign-derived intangible income ("FDII")	(3.6)	—	(27.3)
Change in uncertain tax positions	5.8	50.6	(47.1)
Share-based compensation	(8.4)	(11.4)	(17.6)
R&D tax credits	(69.8)	(63.8)	(49.5)
Income tax holidays	(22.5)	(26.7)	(22.5)
Convertible debt settlement	0.7	0.7	(25.5)
Other	10.0	19.0	28.6
Change in valuation allowance	(28.6)	9.1	—
Income tax provision	$ 459.0	$ 672.0	$ 197.0

The foreign tax rate differential benefit primarily relates to the Company's operations in Malta and Ireland. The Company's Thailand manufacturing operations are currently subject to numerous tax holidays granted to the Company based on its investment in property, plant, and equipment in Thailand. The Company's tax holiday periods in Thailand expire between fiscal 2025 and 2032, however, the Company actively seeks to obtain new tax holidays. The Company does not expect the future expiration of any of its tax holiday periods in Thailand to have a material impact on its effective tax rate. The aggregate dollar benefit derived from these tax holidays approximated $22.5 million, $26.7 million, and $22.5 million in fiscal 2024, fiscal 2023, and fiscal 2022, respectively. The impact of the tax holidays increased each of the basic and diluted net income per common share by $0.04 in fiscal 2024, $0.05 in fiscal 2023, and $0.04 in fiscal 2022.

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and deferred tax liabilities are as follows (amounts in millions):

	March 31,	
	2024	2023
Deferred tax assets:		
Accrued expenses	$ 50.2	$ 64.7
Capital loss carryforward	10.5	11.0
Income tax credits	267.8	312.7
Intangible assets	1,374.8	1,328.7
Inventory valuation	72.0	40.0
Lease liabilities	36.2	35.8
Net operating loss carryforward	64.8	73.9
Property, plant and equipment	—	7.0
Share-based compensation	40.6	37.7
Other	15.5	4.0
Gross deferred tax assets	1,932.4	1,915.5
Valuation allowances	(270.8)	(299.4)
Deferred tax assets, net of valuation allowances	1,661.6	1,616.1
Deferred tax liabilities:		
Intangible assets	(59.0)	(1.6)
ROU assets	(34.5)	(33.9)
Property, plant and equipment	(0.4)	—
Deferred tax liabilities	(93.9)	(35.5)
Net deferred tax asset	$ 1,567.7	$ 1,580.6
Reported as:		
Non-current deferred tax assets	$ 1,596.5	$ 1,623.3
Non-current deferred tax liability	(28.8)	(42.7)
Net deferred tax asset	$ 1,567.7	$ 1,580.6

In assessing whether it is more likely than not that deferred tax assets will be realized, the Company considers all available evidence, both positive and negative, including its recent cumulative earnings experience and expectations of future available taxable income of the appropriate character by taxing jurisdiction, tax attribute carryback and carryforward periods available for tax reporting purposes, and prudent and feasible tax planning strategies.

Additions and deductions related to the valuation allowance for deferred tax assets for the three fiscal years ended March 31, 2024 were as follows (amounts in millions):

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
Fiscal 2024	$ 299.4	$ 6.5	$ (35.1)	$ 270.8
Fiscal 2023	$ 290.3	$ 19.3	$ (10.2)	$ 299.4
Fiscal 2022	$ 290.3	$ 7.1	$ (7.1)	$ 290.3

The Company had federal, state and foreign NOL carryforwards with an estimated tax effect of $64.8 million available at March 31, 2024, which expire at various times between fiscal 2025 and fiscal 2044, of which a portion of the NOL carryforwards do not expire. The Company had capital loss carryforwards with an estimated tax effect of $10.5 million available at March 31, 2024, which begin to expire in fiscal 2025. The Company had federal, state and foreign credits of $250.0 million available at March 31, 2024, which begin to expire in fiscal 2025. The Company had refundable tax credits in foreign jurisdictions of $17.8 million available at March 31, 2024.

The enactment of the TCJA imposed a tax on all previously untaxed earnings of non-U.S. subsidiaries of U.S. corporations. Due to this change, the jurisdiction in which the Company's cash is at any given point in time no longer has a significant impact on the Company's liquidity. Distributions of the Company's future earnings will no longer be subject to U.S. federal taxation. The Company intends to invest substantially all of the Company's foreign subsidiary earnings, as well as the Company's capital in the Company's foreign subsidiaries, indefinitely outside of the U.S. in those jurisdictions in which the Company would incur significant, additional costs upon repatriation of such amounts. It is not practical to estimate the additional tax that would be incurred, if any, if the permanently reinvested earnings were repatriated.

During fiscal 2018, the Company recognized a one-time transition tax on accumulated unrepatriated foreign earnings, of which the Company expected cash payments of approximately $293.6 million. This tax is payable over a period of eight years, with 8% of the transition tax payable each year for fiscal 2019 through fiscal 2023, and 15%, 20%, and 25%, respectively, payable during fiscal 2024, fiscal 2025 and fiscal 2026. As of March 31, 2024, the Company's transition tax payable was $132.1 million, of which $58.7 million is payable within the next 12 months and is included within accrued liabilities and the remaining $73.4 million is included within long-term income tax payable on the Company's consolidated balance sheets.

The Company recognizes interest and penalties related to unrecognized tax benefits through income tax expense. The Company is subject to income taxes in the U.S. and numerous foreign jurisdictions. The Company files U.S. federal, U.S. state, and foreign income tax returns. For U.S. federal, and in general for U.S. state tax returns, the fiscal 2007 and later tax years remain effectively open for examination by tax authorities. For foreign tax returns, the Company is generally no longer subject to income tax examinations for years prior to fiscal 2007.

Significant judgment is required in evaluating the Company's uncertain tax positions and determining its provision for income taxes. Although the Company believes that it has appropriately reserved for its uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different than expectations. The Company will adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate, the closing of a statutory audit period or changes in applicable tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences would impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to the reserves that are considered appropriate, as well as related net interest.

The Company recognizes liabilities for anticipated tax audit issues in the U.S. and other domestic and international tax jurisdictions based on its estimate of whether, and the extent to which, the tax positions are more likely than not to be sustained based on the technical merits. The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax laws applied to the facts of each matter.

The Company believes it maintains appropriate reserves to offset potential income tax liabilities for positions that are not more than likely than not to be sustained upon final resolution of matters for open tax years. If such reserve amounts ultimately prove to be unnecessary, the resulting reversal of such reserves could result in tax benefits being recorded in the period the reserves are no longer deemed necessary. If such amounts prove to be less than an ultimate assessment, a future charge to expense would be recorded in the period in which the assessment is determined.

The following table summarizes the activity related to the Company's gross unrecognized tax benefits for the three fiscal years ended March 31, 2024 (amounts in millions):

	Fiscal Year Ended March 31,		
	2024	2023	2022
Beginning gross unrecognized tax benefit	$ 848.0	$ 804.1	$ 826.3
Decreases related to settlements with tax authorities	(5.8)	(0.4)	(0.4)
Decreases related to statute of limitation expirations	(3.3)	(11.7)	(12.6)
Increases related to current year tax positions	37.4	65.9	28.2
Decreases related to prior year tax positions	(83.9)	(9.9)	(37.4)
Ending gross unrecognized tax benefits	$ 792.4	$ 848.0	$ 804.1

As of March 31, 2024 and March 31, 2023, the Company had accrued interest and penalties related to tax contingencies of $104.6 million and $80.4 million, respectively, included within long-term income tax payable on the consolidated balance sheets. During the fiscal years ended March 31, 2024 and March 31, 2023, interest and penalties charged to operations were $24.2 million and $7.6 million, respectively, compared to the release of previously accrued interest and penalties of $11.2 million during the fiscal year ended March 31, 2022.

The Company is currently under income tax examination in various tax jurisdictions in which it operates. The years under examination range from fiscal 2007 through fiscal 2023. In some jurisdictions, the Company has received tax assessments in excess of established reserves. The Company is contesting these tax assessments, and will continue to do so, including pursuing all available remedies such as appeals and litigation, if necessary. During fiscal 2024, additional assessments were received for these issues and the Company's position remains unchanged.

The total amount of gross unrecognized tax benefits was $792.4 million and $848.0 million as of March 31, 2024, and March 31, 2023, respectively, of which $682.4 million and $729.3 million is estimated to impact the Company's effective tax rate, if recognized. Unrecognized tax benefits may change in the next 12 months due to expiration of statutes of limitation, changes in the Company's judgment about the level of uncertainty arising from new information, status of tax examinations, and legislative changes. The Company estimates that it is reasonably possible unrecognized tax benefits as of March 31, 2024, could decrease by approximately $10.0 million in the next 12 months. Positions that may be resolved include various U.S. and non-U.S. matters.

In September 2021, the Company received a Statutory Notice of Deficiency (2007 to 2012 Notice) from the United States Internal Revenue Service (IRS) for fiscal 2007 through fiscal 2012. The disputed amounts largely relate to transfer pricing matters. In December 2021, the Company filed a petition in the U.S. Tax Court challenging the 2007 to 2012 Notice.

In September 2023, the Company received a Revenue Agent Report (RAR) from the IRS for fiscal 2013 and fiscal 2016. In October 2023, the Company received a Statutory Notice of Deficiency (2014 to 2015 Notice) from the IRS for fiscal 2014 and fiscal 2015. The disputed amounts for fiscal 2013 to fiscal 2016 largely relate to transfer pricing matters. In December 2023, the Company filed a petition in the U.S. Tax Court challenging the 2014 to 2015 Notice.

In May 2023, the Company received a proposed income adjustment from the Malaysian Inland Revenue Board (IRB) for fiscal 2020. In December 2023, the Company received a Notice of Assessment from the IRB asserting the same proposed income adjustment. If the adjustment is upheld by the highest court that has jurisdiction over this matter in Malaysia, it could result in income taxes and penalties up to $410.0 million. The disputed amounts largely relate to the characterization of certain assets. Depending on the outcome of the IRB audit, the Company may need to adjudicate this matter in Malaysia, and if the Company does, the Company may be required to pay the assessment and then, upon a series of favorable court rulings, request a refund of the amount. The timing of adjudicating this matter is uncertain but could commence in the next 12 months.

The Company firmly believes that the assessments described above are without merit and plans to pursue all available administrative and judicial remedies necessary to resolve these matters. The Company intends to vigorously defend its positions and the Company is confident in its ability to prevail on the merits. The Company regularly assesses the likelihood of adverse outcomes resulting from examinations such as these to determine the adequacy of the Company's tax reserves. The ultimate outcome of disputes of this nature is uncertain, and if the IRS and IRB were to prevail on their assertions, the assessed tax, penalties, and deficiency interest could have a material adverse impact on the Company's financial position, results of operations or cash flows.

Note 12. Employee Benefit Plans

Defined Benefit Plans

The Company has defined benefit pension plans that cover certain French, German, Korean and Philippines employees. Most of these defined pension plans, which were acquired in prior acquisitions, are unfunded. Plan benefits are provided in accordance with local statutory requirements and are based on years of service and employee compensation levels.

The change in projected benefit obligation and the accumulated benefit obligation was immaterial for fiscal 2024 and fiscal 2023. As of March 31, 2024, the Company has recorded $67.7 million related to the pension plans in the consolidated balance sheets.

Future estimated expected benefit payments for fiscal year 2025 through 2034 are as follows (in millions):

Fiscal Year Ending March 31,	Amount
2025	$ 2.8
2026	3.6
2027	3.2
2028	2.9
2029	3.6
2030 through 2034	24.6
Total	$ 40.7

Note 13. Share-Based Compensation

Share-Based Compensation Expense

The following table presents the details of the Company's share-based compensation expense (in millions):

	Fiscal Year Ended March 31,		
	2024	2023	2022
Cost of sales [1]	$ 25.6	$ 27.2	$ 34.3
Research and development	94.3	83.1	97.9
Selling, general and administrative	57.6	60.1	78.0
Pre-tax effect of share-based compensation	177.5	170.4	210.2
Income tax benefit	37.5	36.4	44.6
Net income effect of share-based compensation	$ 140.0	$ 134.0	$ 165.6

[1] During the fiscal year ended March 31, 2024, $19.0 million of share-based compensation expense was capitalized to inventory and $25.6 million of previously capitalized share-based compensation expense in inventory was sold. During the fiscal year ended March 31, 2023, $19.7 million of share-based compensation expense was capitalized to inventory and $27.2 million of previously capitalized share-based compensation expense in inventory was sold. During the fiscal year ended March 31, 2022, $21.2 million of share-based compensation expense was capitalized to inventory and $34.3 million of previously capitalized share-based compensation expense in inventory was sold.

Incentive Plans

The Company has granted RSUs and stock options to employees and non-employee members of the Board of Directors under the Company's 2004 Equity Incentive Plan (the 2004 plan). The Company grants RSUs with a service condition and PSUs under the 2004 plan. Under the 2004 plan, 64,389,717 shares of common stock have been authorized for issuance and 6,546,628 shares of common stock remain available for future grants as of March 31, 2024. As of March 31, 2024, the number of options exercisable was 196 and the weighted average exercise price per share was $17.19.

Restricted Stock Units

The Company uses RSUs with a service condition as its primary equity incentive compensation instrument for employees.

RSUs share activity is set forth below:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested shares at March 31, 2021	11,710,924	$ 44.51
Granted	2,850,803	$ 74.00
Forfeited	(917,303)	$ 50.76
Vested	(3,795,469)	$ 43.77
Nonvested shares at March 31, 2022	9,848,955	$ 52.74
Granted	3,054,320	$ 61.76
Forfeited	(815,738)	$ 55.14
Vested	(3,423,935)	$ 45.08
Nonvested shares at March 31, 2023	8,663,602	$ 58.72
Granted	2,535,772	$ 77.28
Forfeited	(474,397)	$ 64.37
Vested	(2,510,781)	$ 48.56
Nonvested shares at March 31, 2024	8,214,196	$ 67.22

The total intrinsic value of RSUs which vested during the fiscal years ended March 31, 2024, 2023 and 2022 was $201.4 million, $256.3 million and $287.6 million, respectively. The aggregate intrinsic value of RSUs outstanding at March 31, 2024 was $736.9 million, calculated based on the closing price of the Company's common stock of $89.71 per share on March 31, 2024.

The amount of unearned share-based compensation currently estimated to be expensed in the remainder of fiscal 2025 through fiscal 2029 related to unvested RSUs at March 31, 2024 is $320.3 million. The weighted average period over which the unearned RSUs compensation is expected to be recognized is approximately 2.12 years.

Performance Stock Units

The Company has granted performance-based PSUs to a group of executive officers and employees. For the performance-based PSUs, the number of shares of the Company's common stock expected to vest will range from 0% to 200% of the target grant amount based on the Company's two-year or three-year cumulative non-GAAP operating margin percentage. Prior to fiscal 2023, the Company granted market-based PSUs to executive officers. For the market-based PSUs, the number of shares of the Company's common stock expected to be received at vesting will range from 0% to 200% of the target grant amount based on the TSR of the Company's common stock measured against the TSR of a defined peer group of companies over the applicable two-year or three-year measurement period. TSR is a measure of the stock price appreciation plus any dividends paid in the performance period.

PSUs share activity is set forth below:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested shares at March 31, 2021	172,894	$ 62.85
Granted	145,188	$ 81.51
Forfeited	(61,022)	$ 57.08
Vested	—	$ —
Nonvested shares at March 31, 2022	257,060	$ 74.76
Granted	172,334	$ 60.88
Forfeited	(48,524)	$ 66.71
Vested	—	$ —
Nonvested shares at March 31, 2023	380,870	$ 69.51
Granted	123,747	$ 77.61
Forfeited	(2,883)	$ 100.20
Vested	—	$ —
Nonvested shares at March 31, 2024	501,734	$ 71.33

During the fiscal years ended March 31, 2024, 2023 and 2022, no PSUs vested. The aggregate intrinsic value of PSUs outstanding at March 31, 2024 was $45.0 million, calculated based on the closing price of the Company's common stock of $89.71 per share on March 31, 2024.

The amount of unearned share-based compensation currently estimated to be expensed in the remainder of fiscal 2025 through fiscal 2029 related to unvested PSUs at March 31, 2024 is $25.0 million. The weighted average period over which the unearned PSUs compensation is expected to be recognized is approximately 2.13 years.

Employee Stock Purchase Plan

The Company's 2001 Employee Stock Purchase Plan and the 1994 International Employee Stock Purchase Plan (collectively referred to as the employee stock purchase plans) allows eligible employees to purchase shares of the Company's common stock at 85% of the value of its common stock on specific dates. Since the inception of the employee stock purchase plans, 35,548,364 shares of common stock have been authorized for issuance and 8,677,504 shares remain available for future purchases as of March 31, 2024.

Employees purchased 1,375,324 shares of common stock in the fiscal year ended March 31, 2024 for an aggregate purchase price of $81.7 million under the employee stock purchase plans compared to 1,424,850 shares of common stock for an aggregate purchase price of $81.2 million in the fiscal year ended March 31, 2023 and 1,485,477 shares of common stock for a purchase price of $70.0 million in the fiscal year ended March 31, 2022. As of March 31, 2024, unrecognized share-based compensation costs related to the employee stock plans totaled $7.6 million, which will be recognized over a period of approximately five months.

Note 14. Stock Repurchase Activity

In November 2021, the Company's Board of Directors approved a stock repurchase program to repurchase up to $4.00 billion of the Company's common stock in the open market or in privately negotiated transactions. There is no expiration date associated with the repurchase program. During the fiscal year ended March 31, 2024, the Company purchased approximately 11.9 million shares of its common stock for a total of $988.9 million under the program, including the 1% excise tax on stock repurchases enacted by the Inflation Reduction Act of 2022 (Inflation Reduction Act), compared to approximately 12.9 million shares of its common stock for a total of $945.8 million in the fiscal year ended March 31, 2023, and 5.6 million shares of its common stock for a total of $425.6 million in the fiscal year ended March 31, 2022. As of March 31, 2024, approximately $1.65 billion remained available for repurchases under the program. Shares repurchased are recorded as treasury shares and are used to fund share issuance requirements under the Company's equity incentive plans. As of March 31, 2024, the Company had approximately 41.1 million treasury shares.

Note 15. Accumulated Other Comprehensive Loss

The following table presents the changes in the components of accumulated other comprehensive loss, net of tax (in millions):

	Minimum Pension Liability	Foreign Currency	Total
Balance at March 31, 2023	$ 11.0	$ (15.1)	$ (4.1)
Net other comprehensive income	0.6	—	0.6
Balance at March 31, 2024	$ 11.6	$ (15.1)	$ (3.5)
Balance at March 31, 2022	$ (5.6)	$ (15.0)	$ (20.6)
Net other comprehensive income (loss)	16.6	(0.1)	16.5
Balance at March 31, 2023	$ 11.0	$ (15.1)	$ (4.1)

Note 16. Dividends

In October 2002, the Company announced that its Board of Directors had approved and instituted a quarterly cash dividend on its common stock. The Company has continued to pay quarterly dividends and has increased the amount of such dividends on a regular basis. Cash dividends paid per share were $1.682, $1.263 and $0.910 during fiscal 2024, 2023 and

2022, respectively. Total dividend payments amounted to $911.5 million, $695.3 million and $503.8 million during fiscal 2024, 2023 and 2022, respectively.